PE 1/10/11
No Act

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

[redacted]

11006037

Received SEC
MAR 14 2011
Washington, DC 20549

March 14, 2011

Andrew A. Gerber
Hunton & Williams LLP
Bank of America Plaza
Suite 3500
101 South Tryon Street
Charlotte, NC 28280

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-14-11

Re: Bank of America Corporation
Incoming letter dated January 10, 2011

Dear Mr. Gerber:

This is in response to your letters dated January 10, 2011 and January 28, 2011 concerning the shareholder proposals submitted to Bank of America by the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Board of Education Retirement System, Stephen Johnson, and Martha Thompson. We also have received a letter on behalf of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Board of Education Retirement System dated February 10, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Valerie Budzik
1st Deputy General Counsel
Bureau of General Counsel
The City of New York
Office of the Comptroller
1 Centre Street Room 602
New York, NY 10007-2341

Stephen Johnson and Martha Thompson

*** FISMA & OMB Memorandum M-07-16 ***

Daniel F. Pedrotty
Director
Office of Investment
American Federation of Labor and Congress of Industrial Organizations
815 Sixteenth Street, N.W.
Washington, DC 20006

March 14, 2011

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Bank of America Corporation
Incoming letter dated January 10, 2011

The first proposal requests that the board have its audit committee conduct an independent review of the company's internal controls related to loan modifications, foreclosures, and securitizations, and to report to shareholders its finding and recommendations. The second proposal requests that the board publish a special report to shareholders on the company's residential mortgage loss mitigation policies and outcomes and the company's policies and procedures to ensure that the company does not wrongly foreclose on any residential property.

We are unable to concur in your view that Bank of America may exclude the first proposal under rule 14a-8(i)(7). That provision allows the omission of a proposal that "deals with a matter relating to the company's ordinary business operations." In view of the public debate concerning widespread deficiencies in the foreclosure and modification processes for real estate loans and the increasing recognition that these issues raise significant policy considerations, we do not believe that Bank of America may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Bank of America may exclude the first proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Bank of America's practices and policies do not compare favorably with the guidelines of the first proposal and that Bank of America has not, therefore, substantially implemented the first proposal. Accordingly, we do not believe that Bank of America may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(10).

There appears to be some basis for your view that Bank of America may exclude the second proposal under rule 14a-8(i)(11). We note that the second proposal is substantially duplicative of the first proposal that will be included in Bank of America's 2011 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the second proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET ROOM 602
NEW YORK, N.Y. 10007-2341

John C. Liu
COMPTROLLER

VALERIE BUDZIK
FIRST DEPUTY GENERAL COUNSEL
BUREAU OF GENERAL COUNSEL
TELEPHONE: (212) 669-3197
FAX NUMBER: (212) 815-8561
WWW.COMPTROLLER.NYC.GOV

EMAIL: VBUDZIK@COMPTROLLER.NYC.GOV

February 10, 2011

BY EMAIL AND EXPRESS MAIL

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Bank of America Company – Shareholder Proposal Submitted by the Comptroller of the City of New York on Behalf of the New York City Pension Funds*

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds") in response to the January 10, 2011 and January 28, 2011 letters submitted to the Securities and Exchange Commission (the "Commission") by Andrew A. Gerber of Hunton and Williams, on behalf of Bank of America Corporation ("BOA" or the "Company"), seeking assurance that the Staff of the Commission's Division of Corporation Finance (the "Staff") will not recommend enforcement action if the Company omits from its 2011 proxy statement the Funds' shareholder proposal (the "Proposal"). This response is limited to the Company's arguments for no-action relief as related to the Funds' Proposal only; this letter does not address arguments in the letters that are directed to proposals submitted by the AFL-CIO Reserve Fund (which proposal was subsequently withdrawn) and by Stephen Johnson and Martha Thompson.

I have reviewed the Proposal as well as the above-referenced letters and Rule14a-8. Based upon that review, it is my opinion that the Proposal must be included in the Company's 2011 proxy materials. The Company has the burden of establishing that the Proposal may be excluded from its 2011 proxy materials and the Company has not met that burden. Accordingly, the Funds respectfully request that the Staff deny the relief that the Company requests.

I. BACKGROUND

The genesis of the Funds' Proposal is painfully obvious: widespread and repeated instances of significant failures by banks in their handling of mortgages and foreclosures. Documented abuses and mistakes run the gamut -- from loan origination to servicing and securitization -- and include allegations of loan origination and underwriting fraud, shoddy servicing that has resulted in improper fees and misapplied payments, ignoring requirements to evaluate homeowners for non-foreclosure options, lost and forged documents, "robo-signing" of foreclosure affidavits, and foreclosing without the right to do so. The mortgage and foreclosure crisis has appropriately garnered the attention of federal and state regulators and oversight bodies. Virtually every agency with jurisdiction over banks or mortgages has launched inquiries into mortgage and foreclosure documentation problems and there have been numerous Congressional hearings and reports on the subject, and there are more to come. The mortgage and foreclosure crisis has garnered significant media attention, including numerous editorials in major newspapers. Finally, the human and economic toll of the foreclosure crisis on our communities is unmistakable and, unfortunately, likely to grow. Attachment A to this letter provides additional information and statistics in all of these areas.

The mortgage and foreclosure crisis also poses significant risk to our banking system and overall economy. Homeowner and mortgage bond investor litigation has exposed banks to staggering potential liabilities, with estimates ranging from $26 billion to a worst-case estimate of $179 billion if banks are forced to re-purchase loans. In its November 2010 Oversight Report, the Congressional Oversight Panel ("COP") determined "Banks could, in the worst-case scenario, suffer severe direct capital losses due to put-backs ... If documented irregularities prove to be pervasive and, more importantly, throw into question ownership of not only foreclosed properties but also pooled mortgages, the result could be significant harm to financial stability." (Congressional Oversight Panel, *November Oversight Report*, November 16, 2010, p. 83, p.7). The COP Report continues that "[e]ven the prospect of such losses could damage a bank's stock price or its ability to raise capital. *Id.* at 83.

Against this distressing backdrop, it is not surprising that shareholders are requesting that the boards of directors at the largest banks proactively and independently review their mortgage and foreclosure practices. In fact, a coalition of public pension funds representing $432 billion in assets sent a letter to the four largest banks demanding that bank directors immediately commence this review. A copy of the letter to Bank of America is attached.

<u>The Proposal</u>

The Funds' Proposal recites the issues and concerns noted above, and concludes with the following whereas clause: "The Audit Committee of the Board of Directors is responsible for ensuring the Company has adequate internal controls governing legal and regulatory compliance. With the Company's mortgage-related practices under intensive legal and regulatory scrutiny, we believe the Audit Committee should act proactively and independently to reassure shareholders that the Company's compliance controls are robust."

The Proposal then requests that the Audit Committee of the Company's Board of Directors conduct an independent review of the Company's internal controls related to loan modifications, foreclosures and securitizations, and then report to shareholders on the findings of the independent review, which review should include "(a) the Company's compliance with (i) applicable laws and regulations and (ii) its own policies and procedures; (b) whether management has allocated a sufficient number of trained staff; and (c) policies and procedures to address potential financial incentives to foreclose when other options may be more consistent with the Company's long-term interests."

II. THE COMPANY HAS NOT DEMONSTRATED THAT IT MAY OMIT THE PROPOSAL UNDER RULE 14a-8(i)(7).

As the Staff is well aware, in order for a shareholder proposal to be omitted under Rule 14a-8(i)(7), the proposal must not only pertain to a matter of ordinary business (which this Proposal does not) but must also fail to raise a significant social policy issue. (Exchange Act Release No. 34-40018, May 21, 1998, (the "1998 Release"). The 1998 Release summarized the two principal considerations that the Commission will apply when determining whether a proposal falls within the "ordinary business" exclusion:

"The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight .... However proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote ....The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Company's arguments to exclude the Proposal fail on both of these points.

A. The Proposal Raises a Significant Social Policy Issue That Clearly Transcends Ordinary Business.

For the reasons discussed above and highlighted in Attachment A, the fact that the Proposal addresses a significant policy issue is simply unassailable.

The Company states on top of page 15 of its January 10, 2011 letter that one of its core businesses is residential mortgage lending and that, to operate in the best interest of the Company and its shareholders, it must be able to manage its portfolio for itself as well as the mortgages it services for others, including pursuing all legal and appropriate loan portfolio management tools. The Funds fully agree with the obvious. However, the next statement, "To find otherwise, would, in effect, render the Corporation's entire residential lending practice a matter of significant social policy that transcends ordinary business," is a complete non-sequitur and makes no sense. The Company appears to be arguing that because residential mortgage lending is an important line of business, the Proposal is excludable. One needs to look no further than the Commission's well-considered line of predatory lending cases to determine that the Company's arguments here are simply wrong and ignore the analytical framework for ordinary business issues discussed above; the fact that a proposal relates to an important business line does not render a proposal excludable. Indeed, the predatory lending cases are compelling precedent that the Company's request for no action must be denied. *See, e.g., Conseco, Inc.* (April 5, 2001) (proposal calling for independent committee of outside directors to develop and enforce policies to ensure that Conseco does not engage in predatory lending). *See also,*

Associates First Capital Corporation (March 13, 2000); *Cash America International, Inc.* (February 13, 2008); *Bank of America Corporation* (February 23, 2006); *JP Morgan Chase & Co.* (March 2, 2009). The companies involved in these no-action requests made the same arguments that the Company makes here. We urge the Staff to reach the same conclusion and similarly deny the Company's request for no-action relief.

B. The Proposal Does Not Micro-Manage Day-to-Day Business Operations and Instead Requests the Board's Audit Committee to Exercise Appropriate Oversight of the Company's Internal Controls and Risk Management Practices on a Matter that Raises a Significant Social Policy Issue.

The Company attempts to obfuscate the Proposal's focus on an undeniably significant policy issue by repeatedly and falsely characterizing the Proposal as the Funds' attempt to: "impose their preferred response to residential mortgage loans in default (i.e. termination of foreclosures)"; "insert themselves into decisions involving every single outstanding residential mortgage held, securitized or serviced"; "the Proponents want the Corporation to cease residential foreclosures . . . " Hyperbolic statements notwithstanding, the Proposal does no such thing; the Proposal does not seek to dictate specific business practices or impose business decisions on the Company. Instead, the Proposal appropriately requests the Audit Committee to conduct an independent review on the adequacy of compliance controls in light of widespread and indisputable evidence that, heretofore, such controls have been lacking– "[w]ith the Company's mortgage-related practices under intensive legal and regulatory scrutiny, we believe the Audit Committee should act proactively and independently reassure shareholders that the Company's compliance controls are robust."

<u>Evaluation of Regulatory, Litigation and Compliance Risks</u> Regarding "the evaluation of regulatory, litigation and compliance risk," the Company seeks to rely on *Pulte Homes, Inc.* (February 4, 2008) as precedent that the Proposal's focus on compliance (or risk) controls renders it excludable on ordinary business grounds. This reliance is misplaced and ignores Staff Bulletin No. 14E (CF) ("SLB 14E") (October 27, 2009), which was issued after *Pulte Homes.* In SLB 14E, Commission Staff indicated its concern that its prior framework for analyzing proposals that requested risk assessments "may have resulted in the unwarranted exclusion of proposals that relate to the evaluation of risk but that focus on significant policy issues. To address this concern, SLB 14E provides that going forward, the Commission would instead review whether the subject matter of the risk evaluation involves a matter of ordinary business and that, <u>in those cases where the underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal will generally not be excludable.</u> (Emphasis added.) The Staff further noted in SLB 14E the "widespread recognition that the board's role in the oversight of the company's management of risk is a significant policy matter regarding the governance of the company." The Proposal's request for an independent review of loan modification, foreclosure and securitization practices and controls implicates dead-on the adequacy of risk management and oversight. Accordingly, although the Company contends that SLB 14E does not impact its position that *Pulte Home* supports exclusion of the Proposal on ordinary business grounds, we respectfully submit that BOA's argument is devoid of merit.

Provision of Banking Services The Company's arguments that the Proposal seeks to micro-manage ordinary business regarding the provision of banking products and services are equally misplaced and the no-action letters cited by the Company are easily distinguishable. For example, In *Bank of America Corporation* (February 24, 2010), which involved a request for a report on the Bank's policy regarding funding of companies that engage in mountain top removal coal mining, the Staff granted no-action relief because it determined the proposal addressed issues "beyond environmental impact of Bank of America's project finance decisions, such as Bank of America's decisions to extend credit or provide other financial services to particular customers." (*See also*, *Wells Fargo* (February 16, 2006) in which the subject proposal requested implementation of a policy mandating that Wells Fargo not provide credit or other services to lenders that are engaged in payday lending. (Emphasis added.) Unlike these two proposals, the core focus of the Funds' Proposal is an independent assessment of internal controls relating to loan modifications, foreclosures and securitizations. Contrary to the Company's assertions, the Proposal is not directing the Company to stop foreclosures; rather, it is seeking an independent review to assess internal controls so that shareholders have assurance that in those unfortunate situations where foreclosures might be warranted, that they are handled responsibly and correctly and do not, for example, place the Company at risk of put-back claims.

Management of Workforce and Customer Relations Although the Proposal requests that the internal control review encompass training, which can sometimes implicate ordinary business concerns, the Proposal is distinguishable from the no-action letters cited in the Company's letter in light of substantial evidence that insufficient training is a significant factor in the foreclosure crisis, and the widespread public acknowledgement of this factor. For example:

> At JPMorgan Chase & Company, they were derided as Burger King kids" – - walk-in hires who were so inexperienced they barely knew what a mortgagee was.
>
> At Citigroup and GMAC, dotting the i's and crossing the t's on home foreclosures was outsourced to frazzled workers who sometimes tossed the paperwork into the garbage.
>
> And at Litton Loan Servicing, an arm of Goldman Sachs, employees processed foreclosure documents so quickly that they barely had time to see what they were signing.
>
> *New York Times* (October 13, 2010).

Without a doubt, the request that training be reviewed clearly transcends "ordinary business." Similarly, although the independent review will necessarily encompass a review of how the Bank handles client matters, the Proposal does not seek to micro-manage customer relations.

Legal Compliance The Company argues that the Proposal is excludable under Rule 14a-8(i)(7) because it relates to the ordinary business of the Company's legal compliance program. Where a shareholder proposal involves a significant social policy issue, the Staff has denied no-action relief even where legal compliance issues were implicated. In *Conseco, Inc.* (April 5, 2001), no-action relief was denied where the proposal on predatory lending practices related to the company's compliance with federal and state regulatory frameworks similar to the ones at issue in the instant case. *See also*, *Bank of America Corporation* (February, 29, 2008) (no-action relief denied where proposal calling for board committee to review company policies for human rights related to company's legal compliance with U.S. federal laws, and statutes of other nation states); *Chesapeake Energy Corporation* (April 13, 2010) (no-action relief denied where proposal requesting a report and policies on environmental impact of the company's fracturing operations related to company's legal compliance with federal, state and local environmental laws).

The cases cited by the Company in support of its legal compliance argument are inapposite and can be distinguished. Unlike the Proposal, the Staff apparently found that the proposals in *Monsanto Company* (November 3, 2005); *General Electric Company* (January 4, 2005); *Hudson United Bancorp* (January 23, 2003); and *Citicorp* (December 2, 1997) did not focus on sufficiently significant social policy issues which might otherwise have caused the proposals to transcend ordinary business.

Ongoing Litigation (January 28, 2011 Letter) The existence of litigation relevant to the Proposal does not render the Proposal excludable as ordinary business. Numerous Staff rulings demonstrate that the mere existence of litigation relevant to a proposal does not render the proposal excludable under Rule 14a-8(i)(7). In *Cabot Oil & Gas Corporation* (January 28, 2010) ("*Cabot*"), the Staff denied no-action relief in a case presenting very similar issues to the Proposal. The *Cabot* proposal requested a report on the environmental impact of the company's fracturing operations, potential policies for reducing environmental damage from fracturing, and material risks to the company due to environmental concerns regarding fracturing. The company argued that it was currently a party to litigation relating to its activities in areas where fracturing had been used and that the report requested could "improperly interfere with the [c]ompany's legal strategy" and "be used against the company in pending litigation." The company also argued that while the information requested in the report might not necessarily reveal its litigation strategy, providing such information "sidesteps and interferes with the discovery process in such litigation." In support of the ongoing litigation argument, Cabot Oil & Gas Corporation cited many of the very same rulings cited by the Company in the instant case. The proponent in *Cabot* distinguished the cited rulings and argued that the limitations on proprietary information, reasonable expense, and the fact that the report would not require discussion of the particular environmental impacts or risks associated with specific sites gave Cabot sufficient latitude to issue such a report while maintaining an effective defense in litigation and minimized interference with discovery. The Staff in *Cabot* appropriately did not allow the company to exclude the proposal under 14a-8(i)(7), finding that there was a substantial social policy issue involved, the proposal did not seek to micro-manage, and that the company did not meet its burden of demonstrating that implementation of the proposal would affect the conduct of ongoing litigation. *See also Chevron Corp.* (February 28, 2006);, *The Dow Chemical Company* (February 11, 2004); *RJ Reynolds* (March 7, 2000); *Philip Morris* (Feb. 14, 2000); *General Electric* (Feb. 2, 2004); *Bristol-Meyers* (Feb. 21, 2000).

Similarly, the Proposal asks that the independent review and report omit proprietary information and be performed at reasonable expense, and does not require discussion of specific instances of improper foreclosure actions. As such, the Proposal would not interfere with the discovery process or the Company's litigation strategy.

The cases cited by the Company in support of its litigation strategy argument are inapposite and can be distinguished. Unlike the Proposal, which is not attempting to directly drive the management of litigation, the proposals in *Merck & Co., Inc.* (February 3, 2009), *CMS Energy Corporation* (February 23, 2004), *NetCurrents, Inc.* (May 8, 2001) explicitly requested that specific actions be taken in an ongoing case or that legal action be initiated.

Section 1.D The Company analysis in section 1.D of it January 10, 2011 letter mischaracterizes the way the ordinary business exclusion and significant social policy issues apply to the Proposal. As previously discussed, where a proposal relates to both ordinary business matters and significant social policy issues, the proposal is not excludable unless it seeks to micro-manage the company. (1998 Release). The cases cited by the Company in Section 1.D. to support exclusion of the Proposal can be distinguished as the ordinary business matters on which those proposals were excluded did not involve sufficiently significant social policy issues or those proposals sought to micro-manage ordinary business. The Funds once again respectfully draw the Staff's attention to the analogous line of predatory lending cases previously cited, where the Staff properly denied no-action relief as those proposals involved both ordinary business matters and significant social policy issues, but did not seek to micro-manage.

III. THE COMPANY HAS NOT DEMONSTRATED THAT IT MAY OMIT THE PROPOSAL UNDER RULE 14a-8(i)(10)

The Company also seeks to omit the Proposal under Rule 14a-8(i)(10) (proposal substantially implemented). The Funds submit that the Company has failed to meet its burden of demonstrating that the Proposal can be omitted under Rule 14a-8(i)(10).

A. The Proposal Has Not Been Substantially Implemented As The Company Has Not Conducted An Independent Review

The Company argues that it has "substantially implemented" the Proposal because the Company has made available to the public, in various forms, information related to its mortgage practices. The Funds respectfully contend that the Company has not met its burden of establishing that the Proposal has been substantially implemented.

As the Commission has noted, a determination whether a company has substantially implemented a shareholder proposal, "depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). Substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. *See e.g., Exelon Corp.* (February 26, 2010); *Anheuser-Busch Companies, Inc.* (January 17, 2007); *ConAgra Foods, Inc.* (July 3, 2006); *Johnson & Johnson* (February 17, 2006). The Company has not done so here.

The Proposal provides that "the Board have its Audit Committee conduct an independent review of the Company's internal controls." (Emphasis added.) Thus, a core focus of the Proposal is that the "independent review" be a truly independent review, seperate and apart from current reviews. The Proposal's focus on an independent review is justified. The fact that the Company's existing internal controls and reviews did not discover any irregularities with its foreclosure processes, until such irregularities became highly publicized in the press, highlight the need for an independent review of the Company's internal controls related to loan modifications, foreclosures and securitizations.

The information related to loan modifications and foreclosures in the Company's filings with the Commission and Congressional testimony are the product of internal reviews and reports. The Company's reliance on existing internal reviews cannot be the basis of substantial implementation of the Proposal, as it is precisely the apparent deficiencies of the internal review process and controls related to loan modification, foreclosures and securitizations that the Proposal is intended to address. As the Company's existing internal reviews and reports fail to address the Proposal's underlying concerns and core objective – for a review independent of existing internal auditing functions – it is clear that the Company has not substantially implemented the Proposal.

B. The Proposal Has Not Been Substantially Implemented As The Company Has Not Issued A Report To The Shareholders Regarding Its Findings And Recommendations

The Proposal also requests that the findings and recommendations of the Audit Committee's independent review be issued to shareholders in a report. The Company argues that it has substantially implemented the Proposal with respect to the requested report because the Company has made information related to its mortgage practices available to the public in the following forms: Quarterly Impact Reports; periodic reports filed with the Commission; Congressional appearances; press releases; monthly HAMP reports; its website.

The information contained in the Company's various press releases and reports are the result of the Company's internal reviews of its mortgage-related practices and responses to regulatory or oversight bodies. The gist of the Proposal, however, is an independent review to reassure shareholders that the Company has instituted robust internal controls. The Company's reliance on reports derived from its current control and compliance procedures as adequate to satisfy the Proposal completely misses the point. As the reports already made available by the Company fail to address the Proposal's core objective of an independent review and report, the Company has not substantially implemented the Proposal.

IV. THE PROPOSAL DOES NOT SUBSTANTIALLY DUPLICATE A PREVIOUSLY SUBMITTED PROPOSAL AS THE PREVIOUSLY SUBMITTED PROPOSAL HAS BEEN WITHDRAWN

In its January 28, 2011 letter, the Company withdrew its no-action request as it relates to the AFL-CIO Proposal, as that proposal was withdrawn. Regarding the J&T Proposal, we note that the Company acknowledged in its January 28, 2011 letter that the Funds' Proposal was submitted prior to the J&T Proposal. Therefore, in accordance with Exchange Act Release No. 12999 and Rule 14a-8(i)(11), in the event the Staff determines that the Funds' Proposal and the J&T Proposal are substantially duplicative (an issue that we take no position on), the Funds' Proposal must be included in the Companies 2011 proxy materials because it was submitted first.

V. CONCLUSION

For the reasons set forth above, the Funds respectfully request that the Company's request for no-action relief be denied.

Sincerely,

Valarie Budzik
1st Deputy General Counsel

c: Andrew Gerber
Hunton and Williams
Bank of America Plaza
Suite 3500
101 South Tryon Street
Charlotte, North Carolina 28280

Attachment A
Foreclosure and Mortgage Crisis as Significant Social Policy
Key Facts

I. State and Federal Investigations and Reviews

Virtually every state and federal agency with jurisdiction over banks or mortgages launched inquiries into mortgage and foreclosure documentation problems in 2010.

- The **Mortgage Foreclosure Multistate Group**, comprised of state attorneys general in all 50 states and state banking and mortgage regulators in 30 states, is investigating whether individual mortgage servers have improperly submitted documents in support of foreclosures.
- **DOJ, HUD** & **Treasury** have launched a comprehensive review of bank foreclosure practices.
- The **Federal Reserve** & **OCC** are examining largest banks' policies, procedures, and internal controls related to modifications, foreclosures and securitizations to determine whether systematic weaknesses led to improper foreclosures.
- **The FBI** is reportedly in initial stages of a criminal investigation into whether banks misled federal housing and whether banks committed fraud in filing false paperwork.
- The **SEC** sent letters reminding companies of their "disclosure obligations" with respect to "potential risks and costs associated with mortgage and foreclosure-related activities or exposures."

II. Congressional Hearings and Reports

There have been 26 Congressional hearings relating to mortgage modifications and foreclosures over the past two years, including 11 in 2010. In addition the Congressional Oversight Panel dedicated three of its 12 monthly reports in 2010, including for both November and December, to mortgage irregularities and foreclosure prevention and mitigation; it also dedicated two of its 12 reports in 2009 to foreclosures.

- The **Senate Banking Committee** held two hearings on mortgage modifications and foreclosures in November and December 2010, and three hearings in 2009 on the mortgages, foreclosures and the housing market.
- The **Senate Judiciary Committee** held one hearing in 2009 on mortgage fraud and its Subcommittee on Administrative Oversight and the Courts held two additional hearings in 2009 on mortgage modifications and the foreclosure crisis.

- The **House Financial Services Committee** held three hearings in 2010, including a November hearing on robo-signing and other mortgage servicing issues, and two hearings in 2009 on mortgage modifications and foreclosures.

- The **House Judiciary Committee** held two hearings on the foreclosure crisis in December 2010, and its Commercial and Administrative Law Subcommittee held a third hearing on foreclosures in July 2010. The same Subcommittee also held three foreclosure hearings in 2009.

- The **House Oversight and Government Reform Committee** held two hearings on foreclosure prevention in March and June 2010, and its Domestic Policy Subcommittee held three hearings on foreclosures in 2009.

- The **Congressional Oversight Panel (COP)** held a hearing on TARP Foreclosure Mitigation Programs in October 2010.

- The **U.S. Congress Joint Economic Committee** held a hearing in July 2009 on foreclosures and foreclosure prevention.

- In addition to above hearings, the **COP** dedicated three of its 12 monthly reports in 2010, including for both November and December, to mortgage irregularities and foreclosure prevention and mitigation. It also dedicated two of its 12 reports in 2009 to foreclosures.

- In its November 2010 report, the **COP** said "Allegations of "robo-signing" are deeply disturbing and have given rise to ongoing federal and state investigations. At this point the ultimate implications remain unclear. It is possible, however, that "robo-signing" may have concealed much deeper problems in the mortgage market that could potentially threaten financial stability and undermine the government's efforts to mitigate the foreclosure crisis."

III. President Obama's Recent Remarks on the Foreclosure Documentation Crisis

"We're also seeing the reverberations of this [financial] crisis with the rise in foreclosures. And recently, we've seen problems in foreclosure proceedings – mistakes that have led to disruptions in the housing markets. This is only one more piece of evidence as to why Wall Street Reform is so necessary. In fact, as part of reform, a new consumer watchdog is now standing up. It will have just one job: looking out for ordinary consumers in the financial system. And this watchdog will have the authority to guard against unfair practices in mortgage transactions and foreclosures." (Remarks of President Barack Obama, Saturday, October 23, 2010, Weekly Address)

IV. Web And News "Keyword" Searches on "Foreclosure Crisis" and Related

There has been extensive web and news coverage of the foreclosure crisis, as evidenced by the extraordinary number of "hits" for key words on google web and nexis news.

Keyterm Search Results: Web and News Hits

	Google Web	***Nexis News (past year)**
"Mortgage Crisis"	826,000	>3000
"Foreclosure Crisis"	3,200,000	>3000
"Robo-signing" or "Robo-Sign" (since 6/2010)	600,000	2833
"Loan modification" or Mortgage modification"	1,740,000	>3000

*3000 is Nexis maximum.

In a related indication of the social significance of the foreclosure crisis, it has been the subject of editorial in numerous major and smaller newspapers. The *New York Times* editorial board, for example, published nine editorials in which "mortgage" or "foreclosure" appeared in the title during 2010, including six in October and November alone. Additional NYT editorials touched on these issues.

V. Data Point to Record Foreclosures and National Crisis

U.S. homeowners and their communities suffered record foreclosures in 2010. Data on home foreclosure trends underscore the fact that the U.S. faces a "foreclosure crisis."

- According to RealtyTrac, 2.23% of all U.S. housing units received at least one foreclosure filing during the year, up from 0.58% in 2006. The rate has increased each from 2006 to 2010.

- According to RealtyTrac 1/13/2011 press release: "Total properties receiving foreclosure filings would have easily exceeded 3 million in 2010 had it not been for the fourth quarter drop in foreclosure activity — triggered primarily by the continuing controversy surrounding foreclosure documentation and procedures that prompted many major lenders to temporarily halt some foreclosure proceedings," said James J. Saccacio, chief executive officer of RealtyTrac. **"Even so, 2010 foreclosure activity still hit a record high for our report**, and many of the foreclosure proceedings that were stopped in late 2010 — which we estimate may be as high as a quarter million — will likely be re-started and add to the numbers in early 2011."

- According to the U.S. Census Bureau, based on data from the Mortgage Bankers' Association, 4.6% of mortgage loans were in foreclosure in 2009 (most recent data available), more than four times the 1.0% of homes in foreclosure in 2005. The data suggest that between 1980 and 2006 inclusive, this rate never exceeded 1.3% of mortgage loans (the data set does not list all intervening years).

VI. Foreclosure Crisis – Impact on Communities

The economic and social impacts of the foreclosure crisis are far reaching. Families are forced to leave homes, communities and schools. Children and family experience increased stress. Neighborhoods are also faced with deterioration, boarded up homes and theft. Here are some recent findings on the impacts.

1) According to the Urban Institute Washington DC Report on "The Impacts of Foreclosures on families and Communities" (May 2009):

- Families are facing displacement and housing instability, financial insecurity and economic hardship, personal and family stress, disrupted relationships, and stress.

- Communities are dealing with declining property values and physical deterioration, crime, social disorder and population turnover, local government fiscal stress and deterioration.

2) Center for Responsible Lending research on the impacts and characteristics of the California Foreclosure crisis found that minorities are hit harder by foreclosure. Latino and African – American homeowners in California have experienced foreclosure rates 2.3 and 1.9 times that of non-Hispanic white borrowers. Latino borrowers alone make up 48 percent of all foreclosures.

3) A study by National Council of La Raza estimated that 1.3 million Latino families will lose their homes to foreclosure between 2009 and 2012. The findings on the impact of home foreclosure on families are disturbing. Children in particular experience problems in school and are deeply affected by instability in the home.

4) According to the US conference of Mayors website, www.usmayors.org

The most recent survey of mayors was conducted by The U.S. Conference of Mayors on "Impact of the Mortgage Foreclosure Crisis on Vacant and Abandoned Properties in Cities" (June 2010). The survey found that this year, more than three in four of the survey cities have seen an increase in the number of vacant and abandoned residential properties as a result of mortgage foreclosure crisis. Across these cities, the increase averaged 33 percent, with two of the cities reporting 200 percent increases and two other reporting increases over 100 percent.

5) In response to the devastating social consequences of the foreclosure crisis, the Federal Reserve System has initiated a wide range of program responses as part of its Mortgage Outreach and Research Efforts (MORE). These include sponsoring projects designed to communicate best practices and information about programs to improve conditions in neighborhoods affected by foreclosure. It also reviews initiatives under taken by the various Reserve Banks and the Board of Governors to respond to the foreclosure crisis. They are as follows

- Working with federal agencies to assist unemployed homeowners
- Partnering with NeighborWorks to support neighborhood stabilization

- Issuing bank examiner procedures for tenant protection
- Updating the foreclosure resource Centers and revising the Foreclosure Mitigation Toolkit
- Training attorneys in the foreclosure Prevention and mitigation

In addition, they also host community events. Community Affairs departments at each of the Federal Reserve Banks help local communities in their efforts to prevent foreclosures. Community Affairs sponsored or co-sponsored 287 separate foreclosure related events in 111 cities across the country.

CONNECTICUT RETIREMENT PLANS AND TRUST FUNDS • ILLINOIS STATE BOARD OF INVESTMENT • ILLINOIS STATE UNIVERSITIES RETIREMENT SYSTEMS • NEW YORK CITY BOARD OF EDUCATION RETIREMENTS SYSTEM • NEW YORK CITY EMPLOYEES RETIREMENT SYSTEM • NEW YORK CITY FIRE DEPARTMENT PENSION FUND • NEW YORK CITY POLICE PENSION FUND • NEW YORK CITY TEACHERS' RETIREMENT SYSTEM • NEW YORK STATE COMMON RETIREMENT FUND • NORTH CAROLINA RETIREMENT SYSTEMS • OREGON STATE TREASURY

January 6. 2011

Charles O. Rossotti
Chair. Audit Committee of the Board of Directors
c/o Alice A. Herald. Deputy General Counsel
and Corporate Secretary
Bank of America Corporation
101 South Tryon Street NC1-002-29-01
Charlotte. North Carolina 28255

Dear Mr. Rossotti:

Reports in fall 2010 of widespread irregularities in the mortgage and foreclosure processes at the nation's largest banks have exposed Bank of America Corporation ("the Company") to intensive legal and regulatory scrutiny. Despite management's assurance that the concerns are overblown and will be resolved quickly. preliminary findings by top federal regulators suggest that internal control failures at the banks are in fact widespread. Moreover. according to the November report of the Congressional Oversight Panel (COP). exposed banks could suffer severe capital losses.

As major institutional investors collectively holding 97.1 million of Bank of America common shares, with a December 31 market value of $1.3 billion. we believe it is incumbent upon the Board of Directors to take immediate, independent action to restore confidence in the Company's internal controls and compliance. Specifically, we call on the Audit Committee you chair to conduct an independent review of Company's internal controls related to loan modifications. foreclosures and securitizations and to include a report to shareholders with findings and recommendations in the Company's 2011 proxy statement.

The requested review. the scope of which we further detail below. is already the subject of a shareholder resolution submitted by New York City Pension Funds for the Company's spring 2011 annual meeting. However, we believe the urgency and seriousness of our concerns require more immediate Board action.

The Congressional Oversight Panel's November 2010 Report

In its November 2010 oversight report. the COP characterized the view expressed by management at the large banks that "current concerns over foreclosure irregularities are overblown. reflecting mere clerical errors that can and will be resolved quickly" as the best case scenario. In its worst case scenario. the COP said severe capital losses could destabilize exposed banks and potentially threaten overall financial stability.

The largest source of potential instability is the risk of widespread mortgage put-backs due to breaches of representations and warranties to mortgage investors, as well as concerns regarding the proper legal documentation for securitized loans. Using current estimates from investment analysts, the COP calculates industry exposure from mortgage put-backs at $52 billion, which it said would be borne predominantly by Bank of America, JPMorgan Chase, Wells Fargo, and Citigroup.

In addition, banks could be vulnerable to litigation from homeowners who claim to have suffered improper foreclosures. "Even the prospect of such losses," states the COP report, "could damage a bank's stock price or its ability to raise capital." The report also states that, as a result of flawed documentation, borrowers may have been denied modifications.

<u>The Federal Foreclosure Task Force's Preliminary Findings</u>

On November 23rd, a week after the COP released its report, Assistant Treasury Secretary Michael Barr informed members of the Financial Stability Oversight Council that a federal foreclosure task force investigating some of the nation's largest mortgage servicers had found "widespread" and "inexcusable breakdowns in basic controls in the foreclosure process." The task force, which is composed of 11 federal agencies, is expected to report its findings in January to the Council, which will then determine what regulatory actions would rectify the problems.

<u>Federal Reserve Governor Daniel K. Tarullo's December 1st Congressional Testimony</u>

Most recently, Federal Reserve Governor Daniel K. Tarullo updated the Senate Banking Committee on a related interagency examination by the four federal banking regulators. In his December 1st testimony, Mr. Tarullo said preliminary findings "suggest significant weaknesses in risk-management, quality control, audit, and compliance practices as underlying factors contributing to the problems associated with mortgage servicing and foreclosure documentation." The agencies have also found "shortcomings in staff training."

Mr. Tarullo testified that "foreclosures are costly to all parties," noting their harmful impacts on homeowners, lenders, mortgage investors and local governments, as well as the broader economy. "It just cannot be the case," he said, "that foreclosure is preferable to modification for a significant proportion of mortgages where the deadweight costs of foreclosure, including a distressed sale discount, are so high."

Among the possible explanations for the prominence of foreclosures, he cited "lack of servicer capacity to execute modifications, purported financial incentives for servicers to foreclose rather than modify, ...and conflicts between primary and secondary lien holders." Although servicers are required to act in the best interests of the investors who own the mortgages, an October 2010 study provides compelling empirical support for the view that perverse incentives and conflicts of interest lead banks to foreclose upon or deny loan modifications to homeowners improperly.[1]

---

1 Agarwal, Sumit et al, "Market-Based Loss Mitigation Practices for Troubled Mortgages Following the Financial Crisis," Fisher College of Business, Ohio State University, October 2010. According to the study by researchers from the

Federal Regulators and Congress May Impose Structural Reforms

Given the range of problems associated with mortgage servicing, including the degree to which foreclosure has been preferred to mortgage modification, Mr. Tarullo testified that "structural solutions may be needed." In addition to possible regulatory actions, recent House and Senate Hearings on the foreclosure crisis raise the prospect of additional legislative remedies.

For example, a bill introduced by Reps. Brad Miller (D-NC) and Keith Ellison (D-MN) in April 2010, before the recent round of hearings, would address one of the conflicts cited by Mr. Tarullo. The Mortgage Servicing Conflict of Interest Elimination Act would bar servicers of first loans they do not own from holding any other mortgages on the same property. Enactment of the legislation would presumably force the Company, which is one of four banks that control more than half the mortgage servicing market and more than half the home equity loan market, to divest its servicing businesses or its interests in home mortgages.

Scope and Timeline for Independent Review

In light of the above, we urge the Audit Committee to immediately retain independent advisors to review the Company's internal controls related to loan modifications, foreclosures and securitizations. The review should evaluate (a) the Company's compliance with (i) applicable laws and regulations and (ii) its own policies and procedures; (b) whether management has allocated a sufficient number of trained staff; and (c) policies and procedures to address potential financial incentives to foreclose when other options may be more consistent with the Company's long-term interests. For the purposes of this review, we do not consider your existing audit firm to be independent since the firm previously signed off on the Company's internal controls.

The Audit Committee should disclose its findings and recommendations in the Company's 2011 proxy statement. In the event that the Committee is unable to complete its review prior to the filing of the Company's 2011 proxy statement, we request that the Committee provide a preliminary report in the proxy statement detailing the scope of the review, the firm(s) retained to perform it, any preliminary findings and remedial steps taken to date, and the expected completion date.

Conclusion

As you know, the Audit Committee is ultimately responsible for the Company's compliance with legal and regulatory requirements as well as its internal controls over financial reporting. The Committee, however, appears to be relying on management's internal review and assurance that any foreclosure irregularities are mere clerical errors that will be resolved quickly, while awaiting the outcome of various investigations by federal and state authorities.

Federal Reserve Bank of Chicago, Office of the Comptroller of the Currency and Ohio State University, "loans owned by private investors are indeed less likely to become modified than portfolio loans with identical characteristics. ...In a similar flavor to this result, we find that loans which are second lien (piggybacks) are less likely to become modified. ...We attribute this result to the conflict of interest between lenders."

It may be too late to protect the Company from the worst consequences of any past compliance failures. It is nonetheless critical that the Audit Committee take immediate, independent action to assess the Company's mortgage-related internal controls and address any underlying weaknesses. This will help to prevent future compliance failures and restore the confidence of shareholders, regulators, legislators and mortgage market participants.

Thank you for your prompt consideration. We look forward to your response by January 21, 2011 which you should address to New York City Comptroller John Liu at 1 Centre Street, New York, NY 10007.

Sincerely,

John C. Liu, New York City Comptroller
New York City Pension Funds

Thomas D. DiNapoli, New York State Comptroller
New York State Common Retirement Fund

Denise Nappier, Connecticut State Treasurer
Connecticut Retirement Plans and Trust Funds

Janet Cowell, North Carolina State Treasurer
North Carolina Retirement Systems

William R. Atwood, Executive Director
Illinois State Board of Investment

Ted Wheeler, Oregon State Treasurer
Oregon State Treasury

William E. Mabe, Executive Director
Illinois State Universities Retirement System

cc: Board of Directors

HUNTON & WILLIAMS

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

January 28, 2011

Via Electronic Mail

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Withdrawal of No-Action Letter Request Regarding the Stockholder Proposal Submitted by the AFL-CIO Reserve Fund ("AFL-CIO")

Supplement Letter Regarding the Exclusion of Stockholder Proposals Submitted by (i) the Comptroller of the City of New York, as custodian and trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System and the New York City Police Pension Fund and as custodian of the New York City Board of Education Retirement System (collectively, the "NY Systems"), and (ii) Stephen Johnson and Martha Thompson ("J&T")

Dear Ladies and Gentlemen:

In a letter dated January 10, 2011 (the "Initial Letter"), we requested that the staff of the Division of Corporation Finance (the "Division") concur that our client, Bank of America Corporation (the "Corporation"), could properly exclude from its proxy materials for its 2011 Annual Meeting of Stockholders a proposal (the "AFL-CIO Proposal") submitted by the AFL-CIO. Attached as **Exhibit A** is a letter from the AFL-CIO to the Corporation dated January 20, 2011 stating that the ALF-CIO has voluntarily withdrawn the AFL-CIO Proposal. In reliance on this letter, we hereby withdraw our no-action request solely as it relates to the Corporation's ability to exclude the AFL-CIO Proposal pursuant to Rule 14a-8 under the Exchange Act of 1934.

We note that the Initial Letter was a joint letter that pertained to three stockholder proponents with substantially similar proposals — (i) the AFL-CIO, (ii) the NY Systems and (iii) J&T. We do not withdraw our no-action request contained in the Initial Letter as it relates to the proposals submitted by the NY Systems and J&T, and we continue to seek the Division's concurrence that the proposals submitted by the NY Systems and J&T may each be excluded under Rule 14a-8 as set forth in our earlier request and herein below.

Supplemental Discussion Regarding Exclusion Under Rule 14a-8(i)(11)

General. Among the bases to exclude the NYS Proposal (as defined in the Initial Letter) and the J&T Proposal (as defined in the Initial Letter) (the NYS Proposal and the J&T Proposal, each a "Proposal" and collectively, the "Proposals"), as noted in our Initial Letter and reiterated herein, we believe that the J&T Proposal may be excluded because it is substantially duplicative of the NYS Proposal under Rule 14a-8(i)(11). The Initial Letter provided significant details on why the NYS Proposal and the J&T Proposal are substantially duplicative of the AFL-CIO Proposal. Those arguments were, in effect, incorporated into our argument regarding why the NYS Proposal and the J&T Proposal were substantially duplicative (irrespective of the AFL-CIO Proposal). However, for purposes of clarity we hereby supplement our Initial Letter to expressly detail how the NYS Proposal and the J&T Proposal are substantially duplicative. As noted in the Initial Letter, the NYS Proposal was received prior to the J&T Proposal. The text of the NYS Proposal and the J&T Proposal are set forth in the Initial Letter.

The J&T Proposal is substantially duplicative of the NYS Proposal and may be excluded under Rule 14a-8(i)(10). In the event that the Division does not concur with the Corporation's view that the NYS Proposal may be excluded for the reasons set forth in the Initial Letter, the Corporation intends to include the NYS Proposal in its proxy materials for the 2011 Annual Meeting. However, because the principal thrust of the J&T Proposal is identical to that of the NYS Proposal, the J&T Proposal may be excluded pursuant to Rule 14a-8(i)(11) because it substantially duplicates the NYS Proposal. The principal thrust of each of the NYS Proposal and the J&T Proposal is the same — information regarding the Corporation's mortgage servicing operations, foreclosure mitigation efforts and foreclosure processes. Accordingly, the J&T Proposal may be excluded from the Corporation's proxy materials for the 2011 Annual Meeting pursuant to Rule 14a-8(i)(11) because it is substantially duplicative of the NYS Proposal that was previously submitted to the Corporation.

As discussed in the Initial Letter, Rule 14a-8(i)(11) permits exclusion from the Corporation's proxy materials of a stockholder proposal that substantially duplicates another proposal previously submitted by another proponent that will be included in the Corporation's proxy materials for the same meeting. Proposals do not need to be identical to be excluded pursuant to Rule 14a-8(i)(11). The Commission has stated that the exclusion is intended to "eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." *Securities Exchange Act Release No.* 34-12598 (July 7, 1976). The Division has consistently concluded that proposals may be excluded because they are substantially duplicative when such proposals have the same "principal thrust" or "principal focus," notwithstanding that such proposals may differ as to terms and scope. *See, e.g., Pacific Gas & Electric Co.* (February 1, 1993). In addition, where one proposal incorporates the elements of a later proposal, the later proposal may be excluded under Rule 14a-8(i)(11). *See Bank of America Corporation* (February 24, 2009) and

Honeywell International, Inc. (February 15, 2008) (each discussed in detail in the Initial Letter). As discussed in the Initial Letter and herein below, because the principal thrust of the NYS Proposal is identical to that of the J&T Proposal, the J&T Proposal may be excluded pursuant to Rule 14a-8(i)(11) because it substantially duplicates the NYS Proposal.

As noted above, the principal thrust of both the NYS Proposal and the J&T Proposal are the same — information regarding the Corporation's mortgage servicing operations, foreclosure mitigation efforts and foreclosure processes. The Division has concluded that proposals may be excluded when they have the same "principal thrust" or "principal focus," notwithstanding that such proposals may differ as to terms and scope. The fact that the NYS Proposal and the J&T Proposal use differing terminology and make slightly different requests, does not alter their shared principal thrust. The Division has a long history of concluding that even substantive differences in implementation methodology do not alter the core issues and principles that are the standard for determining substantial duplication. *See Centerior Energy Corporation* (February 27, 1995) and *BellSouth Corporation* (January 14, 1999) (each discussed in detail in the Initial Letter). Although the NYS Proposal and the J&T Proposal have some differences in implementation methodology, such differences do not alter the core issues and principles that are the standard for determining substantial duplication.

Comparison of J&T Proposal to the NYS Proposal. Although written differently, the two proposals have the same principal focus. In one form or another, both proposals call for a report regarding (i) internal controls over loan modifications and foreclosures (*i.e.*, policies and procedures put in place to ensure that the Corporation does not wrongly foreclose on properties); (ii) discussion of the Corporation's participation in mortgage modification programs and related policies and procedures to prevent or minimize residential foreclosures and mitigate mortgage losses; and (iii) a discussion of the Corporation's legal compliance matters and procedures to prevent legal defects in the processing of affidavits related to foreclosure.

In addition, the Corporation believes that the inclusion of both the NYS Proposal and the J&T Proposal in the Corporation's proxy materials for the 2011 Annual Meeting would be confusing to stockholders and, if both Proposals were approved by stockholders, may result in alternative and inconsistent obligations being imposed on the Corporation in order to achieve each Proposal's specific request as presented. For instance, the J&T Proposal requests an additional layer of information that merely parses existing public data regarding loss mitigation outcomes into various sub-categories. In addition, the NYS Proposal requests information not addressed by the J&T Proposal regarding (i) a discussion of the Corporation's servicing of securitized mortgages and related liability to repurchase securitized loans and (ii) the adequacy of trained staff at the Corporation. The Corporation should not be required to include multiple proposals where, if each were approved, the Board of Directors would have no way of knowing which approach the stockholders prefer, nor would the Board of Directors be able to fully implement each Proposal due to inconsistent, alternate or conflicting provisions. Although the scope and detail of the requested reports is slightly different, the core issues and principal thrust of J&T Proposal and NYS Proposal are substantially the same.

Conclusion. If the Corporation is required to include the NYS Proposal in its proxy materials for the 2011 Annual Meeting, the J&T Proposal may be excluded from the Corporation's proxy materials for the 2011 Annual Meeting pursuant to Rule 14a-8(i)(11) because it is substantially duplicative of the NYS Proposal that was previously submitted to the Corporation.

Supplemental Discussion Regarding Exclusion Under Rule 14a-8(i)(7)

The following supplements, but does not replace, the discussion included in the Initial Letter regarding the excludability of the NYS Proposal and the J&T Proposal under Rule 14a-8(i)(7).

The Proposals relate to ongoing litigation involving the Corporation and are therefore excludable under Rule 14a-8(i)(7). As disclosed in the Corporation's Form 10-Q for the quarterly period ended September 30, 2010, law enforcement authorities in all 50 states and the United States Department of Justice and other federal agencies continue to investigate alleged irregularities in the foreclosure practices of mortgage servicers. Authorities have publicly stated that the scope of the investigations extends beyond foreclosure documentation practices to include modification, servicing, and loss mitigation practices, and the Attorneys General in two states, Arizona and Nevada, have filed enforcement actions focusing on loan modification issues against the Corporation.[1] Additionally, there have been numerous putative class action lawsuits filed against the Corporation (and/or its mortgage loan subsidiaries) asserting claims related to the Corporation's loan modification and foreclosure practices. Through a variety of theories, these pending actions broadly challenge, among other things, the Corporation's practices, compliance or performance under the Home Affordability Modification Program ("HAMP") and other loan modification programs,[2] as well as its practices, procedures and compliance with law in executing documents in connection with foreclosure actions.[3]

---

[1] State of Arizona v. Countrywide Financial Corporation, No. CV2010-033580 (Ariz. Super.) and State of Nevada v. Bank of America Corporation, No. A-10-631557-B (Nev. Dist.). The initial complaints for these matters are available from the Corporation upon request.

[2] *See, e.g.* Brooking v. Bank of America, N.A., No. 10-cv-1360 (E.D. Va.), Follmer v. Bank of America, N.A., No. 10-cv-1435 (D. Ariz.) and Johnson v. BAC Home Loans Servicing, LP, No. 10-cv-10316 (D. Mass.). The initial complaints for these matters are available from the Corporation upon request.

[3] *See, e.g.*, O'Neal v. Bank of America, N.A., No. 8:11-cv-00107-EAK-TGW (M.D. Fla.), Roan v. BAC Home Loans Servicing, LP, No. 1:10-cv-23896 (S.D. Fla.), Beals v. Bank of America, N.A., No. 2:10-cv-05427-KSH-PS (D.N.J.) and Dawes v. BAC Home Loans Servicing, LP, No. 1:10-cv-02637-DCN (N.D. Ohio). The initial complaints for these matters are available from the Corporation upon request.

The Division has consistently agreed that a stockholder proposal may be omitted in reliance on Rule 14a-8(i)(7) when the subject matter of the proposal is the same as or similar to that of litigation in which a registrant is then involved. *See, e.g., AT&T Inc.* (February 9, 2007) (concurring in the omission of proposal that the company report on disclosure of customer communications to specified government agencies in reliance on Rule 14a-8(i)(7) because it related to ordinary "litigation strategy"); *Reynolds American Inc.* (February 10, 2006) (concurring in the omission of a proposal to notify African Americans of the purported health hazards unique to that community that were associated with smoking menthol cigarettes in reliance on Rule 14a-8(i)(7) because it related to "litigation strategy"); *R.J. Reynolds Tobacco Holdings, Inc.* (February 6, 2004) (concurring in the omission of a proposal requiring company to stop using the terms "light," "ultralight," and "mild" "until shareholders can be assured through independent research that such brands reduce the risk of smoking-related diseases" in reliance on Rule 14a-8(i)(7) because it related to "litigation strategy"); and *R. J. Reynolds Tobacco Holdings, Inc.* (March 6, 2003) (concurring in the omission of a proposal requiring the company to "establish a committee of independent directors to determine the company's involvement in cigarette smuggling" in reliance on Rule 14a-8(i)(7) because it related to "litigation strategy").

The Proposals focus directly on the Corporation's mortgage servicing operations, including the Corporation's participation in mortgage modification programs and foreclosure related activities. This same topic is one of the central subjects of the pending legal proceedings referenced above. Specifically, through a variety of theories, the pending actions broadly challenge the Corporation's practices, compliance and performance under HAMP and other loan modification programs, as well as its practices, procedures and compliance with the laws surrounding the execution of documents in connection with foreclosure actions. As such, the subject matter of the Proposals — compliance with laws, regulations and internal policies and procedures related to mortgage modifications and foreclosures — is the same as that of the Corporation's pending litigation.

The Division has consistently agreed that proposals related to a company's decision to institute or defend itself against legal actions, as well as decisions concerning its conduct in such legal actions, are matters relating to its ordinary business operations and within the exclusive prerogative of management. *See, e.g., Merck & Co., Inc.* (February 3, 2009) (concurring in the omission of a proposal that the company take certain legal actions in pending litigation in reliance on Rule 14a-8(i)(7) because it related to "litigation strategy"); *CMS Energy Corporation* (February 23, 2004) (concurring in the omission of a proposal requiring the company to initiate legal action to recover compensation paid to former members of management in reliance on Rule 14a-8(i)(7) because it related to "the conduct of litigation"); and *NetCurrents, Inc.*, (May 8, 2001) (concurring in the omission of a proposal requiring the company to bring an action against certain persons in reliance on Rule 14a-8(i)(7) because it related to "litigation strategy and related decisions"). Similarly, preparing the report requested by the Proposals on the internal controls (or policies and procedures in place) over the Corporation's mortgage servicing operations, including participation in mortgage modification programs and foreclosure related activities, would disclose information relating to the Corporation's current and past loan modification and foreclosure practices that plaintiffs may seek in the discovery process of the aforementioned legal proceedings. Any overlap of disclosure would interfere with management's ability to determine the best manner in which to approach the ordinary business function of implementing a litigation strategy.

Because the Proposals focus directly on issues that are the subject matter of multiple lawsuits involving the Corporation and would improperly interfere with the Corporation's litigation strategy in those matters, each of the NYS Proposal and the J&T Proposal may be properly omitted in reliance on Rule 14a-8(i)(7).

* * * * * *

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Craig T. Beazer, Deputy General Counsel of the Corporation, at 646-855-0892.

Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber

cc: Craig T. Beazer
AFL-CIO Reserve Fund (Brandon Rees)
NY Systems (Michael Garland)
Stephen Johnson
Martha Thompson
Mike Lapham
Tim Lilienthal

EXHIBIT A

HUNTON & WILLIAMS

Facsimile Transmittal

Date: January 20, 2011

To: Alice A. Herald, Bank of America

Fax: 980-386-6699

From: Daniel F. Pedrotty, Office of Investment, AFL-CIO

Pages: 2 (including cover page)

AFL-CIO Office of Investment
815 16th Street, NW
Washington, DC 20006
Phone: (202) 637-3900
Fax: (202) 508-6992
invest@aflcio.org

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

January 20, 2011

Sent by Facsimile and U.S. Mail

Alice A. Herald
Deputy General Counsel and Corporate Secretary
Bank of America Corporation
Bank of America Corporate Center
Charlotte, North Carolina 28255

Dear Ms. Herald,

On behalf of the AFL-CIO Reserve Fund, I write to withdraw our previously submitted shareholder proposal recommending that Bank of America prepare a report on its internal controls over its mortgage servicing operations. We look forward to discussing our concerns regarding the foreclosure crisis with Bank of America.

If you have any questions, please contact Brandon Rees at 202-637-5152.

Sincerely,

D. F. Pedrotty

Daniel F. Pedrotty
Director
Office of Investment

DFP/sdw
opeiu # 2, aflcio

HUNTON & WILLIAMS

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

January 10, 2011

Rule 14a-8

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by the AFL-CIO Reserve Fund ("AFL-CIO")
Stockholder Proposal Submitted by the Comptroller of the City of New York, as custodian and trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System and the New York City Police Pension Fund and as custodian of the New York City Board of Education Retirement System (collectively, the "NY Systems")
Stockholder Proposal Submitted by Stephen Johnson and Martha Thompson ("J&T")

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we request confirmation that the Staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2011 Annual Meeting of Stockholders (the "2011 Annual Meeting") the proposals described below for the reasons set forth herein. The statements of fact included herein represent our understanding of such facts.

GENERAL

The Corporation received: (i) a proposal and supporting statement from the AFL-CIO on November 10, 2010 (the "AFL-CIO Proposal"), (ii) a proposal and supporting statement the from the NY Systems on November 12, 2010 (the "NYS Proposal") and (iii) a proposal and supporting statement from J&T on November 17, 2010 (the "J&T Proposal") for inclusion in the proxy materials for the 2011 Annual Meeting. The AFL-CIO, NY Systems and J&T are collectively referred to herein as the "Proponents." The AFL-CIO Proposal, the NYS Proposal and the J&T Proposal (collectively, the "Proposals") are attached hereto as **Exhibit A**, **Exhibit B** and **Exhibit C**, respectively. The 2011 Annual Meeting is scheduled to be held on or about May 11, 2011. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 30, 2011.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposals; and
2. Six copies of the Proposals.

A copy of this letter is also being sent to each Proponent as notice of the Corporation's intent to omit the Proposals from the Corporation's proxy materials for the 2011 Annual Meeting.

THE PROPOSALS

The AFL-CIO Proposal

> RESOLVED: Shareholders recommend that Bank of America Corporation (the "Company") prepare a report on the Company's internal controls over its mortgage servicing operations, including a discussion of:
>
> - the Company's participation in mortgage modification programs to prevent residential foreclosures,
> - the Company's servicing of securitized mortgages that the Company may be liable to repurchase, and
> - the Company's procedures to prevent legal defects in the processing of affidavits related to foreclosure
>
> The report shall be compiled at reasonable expense and be made available to shareholders by the end of 2011, and may omit proprietary information as determined by the Company.

The NYS Proposal

> **RESOLVED**, shareholders request that the Board have its Audit Committee conduct an independent review of the Company's internal controls related to loan modifications, foreclosures and securitizations, and report to shareholders, at

reasonable cost and omitting proprietary information, its findings and recommendations by September 30, 2011.

The report should evaluate (a) the Company's compliance with (i) applicable laws and regulations and (ii) its own policies and procedures; (b) whether management has allocated a sufficient number of trained staff; and (c) policies and procedures to address potential financial incentives to foreclose when other options may be more consistent with the Company's long-term interests.

The J&T Proposal

RESOLVED:

Shareholders request that the Board of Directors publish a special report to shareholders, at reasonable expense and omitting proprietary information, by September 2011 on:

1. Bank of America's residential mortgage loss mitigation policies and outcomes, including home preservation rates for 2008-2010, with data detailing loss mitigation outcomes for black, Latino, Asian, and white mortgage borrowers;
2. What policies and procedures Bank of America has put in place to ensure that it does not wrongly foreclose on any residential property in judicial or non-judicial foreclosure states, and that affidavits and other documents that Bank of America submits to the courts in foreclosure actions are accurate and legally sufficient.

REASONS FOR EXCLUSION OF PROPOSALS

1. Rule 14a-8(i)(7)

The Corporation believes that each of the AFL-CIO Proposal, the NYS Proposal and the J&T Proposal may be properly omitted from the proxy materials for the 2011 Annual Meeting pursuant to Rule 14a-8(i)(7) because they each deal with a matter relating to the ordinary business of the Corporation. References in this letter to Rule 14a-8(i)(7) shall also include its predecessor, Rule 14a-8(c)(7).

2. Rule 14a-8(i)(10)

The Corporation believes that each of the AFL-CIO Proposal, the NYS Proposal and the J&T Proposal may be properly omitted from the proxy materials for the 2011 Annual Meeting pursuant to Rule 14a-8(i)(10) because each Proposal has been substantially implemented.

3. Rule 14a-8(i)(11)

In the event that the Division is unable to find the AFL-CIO Proposal to be excludable under Rule 14a-8(i)(7) or Rule 14a-8(i)(10), the Corporation believes that both the NYS Proposal and the J&T Proposal may be properly omitted from the proxy materials for the 2011 Annual Meeting pursuant to Rule 14a-8(i)(11) because each of the NYS Proposal and the J&T Proposal substantially duplicates a prior proposal (i.e., the AFL-CIO Proposal) that will be included in the Corporation's proxy materials for the 2011 Annual Meeting.

In the event that the Division is unable to find the NYS Proposal to be excludable under Rule 14a-8(i)(7), Rule 14a-8(i)(10) or Rule 14a-8(i)(11), the Corporation believes that the J&T Proposal may be properly omitted from the proxy materials for the 2011 Annual Meeting pursuant to Rule 14a-8(i)(11) because the J&T Proposal substantially duplicates a prior proposal (i.e., the NYS Proposal) that will be included in the Corporation's proxy materials for the 2011 Annual Meeting.

DISCUSSION

1. The Corporation may omit the Proposals pursuant to Rule 14a-8(i)(7) because they deal with matters relating to the Corporation's ordinary business operations.

Rule 14a-8(i)(7) permits the omission of a stockholder proposal that deals with a matter relating to the ordinary business of a company. The core basis for an exclusion under Rule 14a-8(i)(7) is to protect the authority of a company's board of directors to manage the business and affairs of the company. In the adopting release to the amended stockholder proposal rules, the Commission stated that the "general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Exchange Act Release No. 34-40018* (May 21, 1998) ("*1998 Release*"). In addition, one must also consider "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.*

As described below, the Proponents, through the Proposals, seek to insert themselves into decisions surrounding one of the most basic financial products and services offered — home loans. Each of the Proposals relates not only to the overall lending process but also to the minutiae of day-to-day loan processing and servicing. Indeed, the Proposals touch on a laundry list of any major financial institution's daily activities, including:

- loan modifications;
- foreclosures;
- securitizations;
- internal controls over loan modifications, foreclosures and securitizations;
- compliance with applicable laws and regulations;
- affidavits and legal documentation regarding foreclosures;
- compliance with internal policies and procedures;
- management of the workforce;
- allocation and training of staff;
- customer relations;
- evaluation of risks among foreclosure and other options;
- residential mortgage loss mitigation policies and outcomes; and
- with respect to the J&T Proposal, "home preservation rates for 2008-2010, with data detailing loss mitigation outcomes for black, Latino, Asian, and white mortgage borrowers."

The Corporation attempts to structure its operations so that each loan it extends will be fully repaid in a timely manner. However, the reality is that foreclosures, while unfortunate, occur in the ordinary course as part of any residential mortgage lending business. The Corporation's Board and management are obligated to act in the best interests of the Corporation and its stockholders. The Corporation, as mortgage servicer, is also obligated to act on behalf of securitization and other loan investors. The Corporation cannot simply ignore residential mortgage loans that are in default. To do so would not be in the best interest of its stockholders, or would be in breach of its obligations as a mortgage servicer. The Proponents, however, seek to impose their preferred response to residential mortgage loans in default (i.e., termination of foreclosures), regardless of the financial impact to the Corporation (whether for its own mortgage portfolio or as a mortgage servicer) or its other stockholders. The Corporation believes that residential foreclosures are an unfortunate part of the mortgage lending business (one that it strives to minimize). Nevertheless, managing components of its residential mortgage lending business is simply not a matter suitable for stockholders at large and is more appropriately left to experienced management of the Corporation. Indeed, the residential mortgage business involves compliance with complex and varied laws and regulations at state and federal levels. Accordingly, and as further detailed below, the Proposal relates to the Corporation's ordinary business operations and should be excluded under Rule 14a-8(i)(7).

A. The Proposals relate to the evaluation of risk, provision of financial products and services, management and training of the workforce and customer relations.

General. As one of the world's largest financial institutions, the Corporation's day-to-day operations include numerous financial market transactions in the US and over 40 foreign countries. The Corporation is also the nation's largest mortgage servicer — servicing one in five U.S. mortgages. Between January 1, 2010 and September 20, 2010, the Corporation helped nearly 322,000 people purchase a home or finance an existing mortgage, and since 2008, the Corporation has made more than 700,000 loan modifications. Based on these numbers, it is clear that the residential mortgage business constitutes a substantial part of the Corporation's operations and represents a matter of ordinary day-to-day business. Thus, the Proposals directly implicate detailed and complex day-to-day business decisions and policies. The Proposals seek to usurp management's authority and permit stockholders to govern the day-to-day-business of managing the residential mortgage process. In short, the Proponents, through the Proposals, seek to insert themselves into decisions involving every single outstanding residential mortgage held, securitized or serviced, including decisions regarding modification and foreclosure.

Evaluation of regulatory, litigation and compliance risks with respect to mortgage lending operations are matters of ordinary business. The Division recently found that proposals calling for the evaluation of regulatory, litigation and compliance risks with respect to mortgage lending operations are matters of ordinary business. Each of the Proposals seek, in some manner, to have the Corporation evaluate its regulatory, litigation and compliance risks with respect to mortgage lending operations.

In *Pulte Homes, Inc.* (February 4, 2008) ("*Pulte Homes*"), a proposal requested a "thorough review of the company's regulatory, litigation and compliance risks with respect to its mortgage lending operations . . ." In this instance, the company argued that "the Proposal is excludable because it focuses solely on the [c]ompany's mortgage lending operations, which are part of its ordinary business operations, and the assessment of risks facing the [c]ompany from various business judgments with respect to such operations." *Id.* The Division found this proposal to be excludable under Rule 14a-8(i)(7) because it required the company to evaluate the risks associated with its mortgage lending operations. The Proponents raise issues about housing turmoil, media focus and complex and changing laws in their Proposals like the proponent in *Pulte Homes* who argued for significance for its proposal based upon "recent turmoil in the housing and mortgage markets [that] has wiped out billions of dollars in shareholder value at housing-related companies"; "news media indicat[ions that] an increased interest by state and federal regulators [has arisen] in enforcing existing laws affecting" mortgage originators; "state level, legislatures in a number of states [that] are considering measures that target deceptive lending, foreclosure or fraud"; and "the damage to long-term shareholder value that can result from litigation, regulatory costs and reputational injury at companies that lack adequate compliance procedures and active oversight by the board." As the Division did not find the foregoing issues to override the Rule 14a-8(i)(7) exclusion relating to the evaluation of risk in *Pulte Homes*, so, too, should these issues not override the excludability of the Proposals, which are framed similarly to the proposal in *Pulte Homes. See also, The Ryland Group, Inc.* (January 11, 2008) and *KB Home* (January 11, 2008) (both the same as *Pulte Homes*.)

We note that Staff Legal Bulletin No. 14E (CF)("*SLB 14E*")(October 27, 2009), published after *Pulte Homes*, does not change the above analysis. In *SLB 14E*, the Division stated that on a going-forward basis, they will "focus on the subject matter to which the risk pertains or that gives rise to the risk" and "will consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company." In cases where a proposal's underlying subject matter involves an ordinary business matter, the proposal will generally be excludable under Rule 14a-8(i)(7). As discussed herein, because the Proposals delve into matters that are clearly ordinary business, we do not believe the Proposals raise significant policy issues under Rule 14a-8(i)(7) or *SLB 14E*.

The provision of banking products and services generally, including decisions involving the extension of credit, is ordinary business. The Division has found that proposals regarding the provision of banking services and banking relationships are matters of ordinary business. *See, e.g., Citicorp* (January 8, 1997) ("*Citicorp*"). In *Citicorp*, a proposal requested that the board of directors review the company's current policies and procedures to monitor the use of accounts by customers to transfer capital in order to combat illegal transactions. The Division found that since the proposal dealt with the conduct of a bank's ordinary business (i.e., the monitoring of illegal transactions through customer accounts at the bank), it was excludable. In *Centura Banks, Inc.* (March 12, 1992) ("*Centura Banks*"), a proposal requiring a financial services company to refrain from knowingly providing financial services to anyone involved in the manufacture or sale of illegal drugs as well as giving aid or comfort to anyone involved in the manufacture or sale of illegal drugs was excludable from proxy materials because it dealt with ordinary business operations. In *Bancorp Hawaii, Inc.* (February 27, 1992) ("*Bancorp Hawaii*"), the Division found that a proposal that would have prohibited a financial services company from participating in a number of specified business activities, including purchasing bonds, making loans and acting as a financial consultant, was excludable because it related to the company's day-to-day business operations. In this proposal, the Division recognized that the decision of whether to make a loan or provide financial services to a particular customer is a core bank holding company business activity. *See generally, Bank of America Corporation* (February 21, 2007)(a proposal that dealt with the "sale of particular services" was excludable under Rule 14a-8(i)(7)).

In *Bank of America Corporation* (February 24, 2010) ("*Bank of America 2010*"), a proposal related to a policy barring the company from providing funding to companies that use a certain method of coal extraction. The Division found that the proposal dealt with the decision to provide financial services to particular types of customers and was, therefore, excludable under Rule 14a-8(i)(7) because it related to the company's ordinary business operations. In *Bank of America Corporation* (March 10, 2009) ("*Bank of America 2009*"), a proposal requested that the board of directors terminate the corporation's acceptance of matricula consular cards for identification when providing banking services. The supporting statement indicated that the concern underlying the proposal was the use of matricula cards by illegal aliens. The Division permitted exclusion of the *Bank of America 2009* proposal pursuant to Rule 14a-8(i)(7), citing that the proposal related to "Bank of America's ordinary business operations (i.e., sale of particular services)." Similarly, in *Bank of America Corporation* (February 27, 2008) ("*Bank of America 2008*"), a proposal requested an annual report detailing various aspects of the corporation's practices and policies that the proponent believed were connected to the provision of financial and banking services to illegal immigrants, including the acceptance of matricula consular cards as a form of identification. In *Bank of America 2008*, the Division permitted the exclusion of that proposal pursuant to Rule 14a-8(i)(7), citing that the proposal related to "Bank of America's ordinary business operations (i.e., credit policies, loan underwriting and customer relations)."

As with *Bank of America 2010, Bank of America 2009* and *Bank of America 2008*, the Proposals address the Corporation's sale of particular financial products and services (i.e., residential mortgages securitized, serviced, modified and foreclosed upon). The Proponents expressly seek to insert themselves into the Corporation's residential mortgage lending business. As clearly set forth in the Division's responses in *Bank of America 2010, Bank of America 2009* and *Bank of America 2008*, a corporation's ordinary business operations include decisions, such as those involving securitizations, loan servicing, loan modifications and foreclosures, regarding the extension of credit and provision of other financial services, the sale of specific services and customer relations. Similarly, the Proposals all relate directly to decisions to extend credit / provide financial services, the sale of particular services and customer relations. Thus, each of the Proposals falls within the Corporation's ordinary business operations as each seeks to manage the Corporation's residential mortgage business, including securitizations, loan servicing, loan modifications and foreclosures.

In *Bank of America Corporation* (March 7, 2005) ("*Bank of America 2005*"), a proposal mandated that the corporation prohibit the extension of "credit or other banking services" to customers engaged in payday lending. Although the corporation was not involved in the payday lending business, it did extend credit and financial services to companies engaged in payday lending. In this instance, the proponent objected to the practice of payday lending and indirectly sought to halt the industry's operations. That proponent attempted to dictate the clients to whom the corporation could and could not extend credit or sell financial products and services. The Division found that the proposal dealt with the provision of financial services, namely its "credit policies, loan underwriting and customer relations," and was, therefore, excludable under Rule 14a-8(i)(7) because it related to the Corporation's ordinary business operations. *See also Wells Fargo & Co.* (February 16, 2006). Much like *Bank of America 2005*, the Proponents want the Corporation to cease residential foreclosures and each is using its Proposal to attack the practice of foreclosures, which is an unfortunate aspect of the Corporation's ordinary business operations. In addition, as in the case of the J&T Proposal, which focuses on the impact of foreclosures on minority borrowers, the proponent in *Bank of America 2005* was similarly concerned with bank lending practices because it believed that such practices have "a negative impact on elderly, minority and low-to-moderate income consumers (collectively, 'vulnerable consumers') " and that the lending practices "hurt vulnerable consumers and the neighborhoods in which they live[.]"

More specifically, the AFL-CIO Proposal relates to the Corporation's "mortgage servicing operations" generally, including "mortgage modification programs to prevent residential foreclosures," "servicing of securitized mortgages" and the detailed and complex "procedures to prevent legal defects in the processing of affidavits related to foreclosure" that vary widely across the 50 states. The supporting statement discusses processing mortgage payments from borrowers, expresses its view that loan modifications are a preferable alternative to foreclosure and references this Proponent's concern regarding the Corporation's "potential liability to repurchase mortgages" serviced by the Corporation. Finally, the supporting statement expresses the obligatory view that the requested report will help improve the Corporation's corporate reputation. Given the complexity of the mortgage lending business, including securitizations, loan servicing, loan modification and foreclosure processes, the AFL-CIO is not suited to oversee or manage critical aspects of the Corporation's residential mortgage operations.

Similarly, the NYS Proposal relates to "loan modifications, foreclosures and securitizations" generally, including (a) the "Company's compliance with (i) applicable laws and regulations and (ii) its own policies and procedures; (b) whether management has allocated a sufficient number of trained staff; and (c) policies and procedures to address potential financial incentives to foreclose when other options may be more consistent with the Company's long-term interests." The supporting statement indicates that the NYS Proposal will help ensure adequate internal controls governing legal and regulatory compliance. In addition, the supporting statement addresses the risk evaluation of potential liabilities to repurchase mortgages. Finally, the supporting statement cites concerns with outdated computer systems, employee training and adequate staffing to answer phones. Again, given the complexity of the mortgage lending business, including securitizations, loan servicing, loan modification and foreclosure processes, the NYS Systems are not suited to oversee or manage critical aspects of the Corporation's residential mortgage operations.

Finally, the J&T Proposal relates to the "policies and procedures Bank of America has put in place to ensure that it does not wrongly foreclose on any residential property in judicial or non-judicial foreclosure states, and that affidavits and other documents that Bank of America submits to the courts in foreclosure actions are accurate and legally sufficient." The J&T Proposal also seeks detailed information regarding "residential mortgage loss mitigation policies and outcomes, including home preservation rates for 2008-2010, with data detailing loss mitigation outcomes for black, Latino, Asian, and white mortgage borrowers[.]" The supporting statement addresses various legal compliance matters and documentation processing. Yet again, given the complexity of the mortgage lending business, including securitizations, loan servicing, loan modification and foreclosure processes, J&T are not suited to oversee or manage critical aspects of the Corporation's residential mortgage operations.

The Proponents each believe that they are in a better position to make decisions than the Corporation's management with respect to the Corporation's residential mortgage business. The Proponents further believe that it would be more appropriate for the Proponents and stockholders at large to manage millions of residential mortgages, including securitizations, loan servicing, loan modifications, foreclosures as well as other credit policies and loan underwriting decisions, and customer relations policies than the Corporation's management. The no-action letters discussed above are all the same in that the proponents sought to control decisions regarding a company's most basic operations. The Proposals are no different. The Proponents want to involve themselves in the most basic decisions and policies regarding the residential mortgage business of the Corporation.

Management of the workforce, staffing and employee training are ordinary business. The Division has found that proposals related to workforce management, staffing and training are excludable as they relate to the ordinary business of a company. In *Flour Corporation* (February 3, 2005), proposals relating to the elimination of jobs and/or the relocation of jobs to foreign countries were excludable because they related to the management of the workforce. In *Johnson & Johnson* (February 24, 2006), a proposal seeking policies to assure research integrity; the detection, investigation and prevention of research misconduct; investigation and maintenance of confidential disclosures; and complaints and claims of reprisal was excludable because it related to the management of the workplace. In *Wal-Mart Stores, Inc.* (March 17, 2003), the Division found a proposal related to health insurance coverage for employees to be a matter of ordinary business because it dealt with "general employee benefits." In *W.R. Grace & Co.* (February 29, 1996), a proposal related to the creation of a high performance workplace based on policies of workplace democracy and meaningful worker participation, including training and continuous learning programs for employees and management of the workplace, was excludable because it related to the ordinary business matters of the company.

Similar to the proposals in the above no-action letters, the Proposals involve matters of workforce management, staffing and employee training that we believe are ordinary business matters. The supporting statement for the AFL-CIO Proposal raises concerns regarding the training of employees and procedures related to foreclosures, citing a news article regarding the preparation of foreclosure affidavits. The NYS Proposal calls for a report regarding "whether management has allocated a sufficient number of trained staff," and the NYS Proposal's supporting statement cites concerns with outdated computer systems, employee training, and adequate staffing to answer phones. The J&T Proposal questions the policies in place to ensure that "affidavits and other documents that Bank of America submits to the courts in foreclosure actions are accurate and legally sufficient."

Matters regarding customer relations are matters of ordinary business. The Division has routinely found that proposals dealing with customer relations issues relate to ordinary business and, accordingly, may be excluded under Rule 14a-8(i)(7). The Division's no-action letters make clear that a wide spectrum of issues are viewed as customer relations matters, including the adoption of policies that govern customer relations or the establishment of committees or departments to deal with customer relations issues. *See Bank of America Corporation* (March 3, 2005) (a proposal requested the adoption of a "Customer Bill of Rights" and the creation of the position of Customer Advocate" was excludable because it related to "customer relations" and was, thus, a matter of ordinary business); *Consolidated Edison, Inc.* (March 10, 2003) (proposal relating to the management of employees, interaction with customers and customer relations was excludable); *BellSouth Corporation* (January 9, 2003) (proposal to correct personnel and computer errors relating to customers was excludable); *Verizon Communications Inc.* (January 9,

2003) (proposal to establish improved quality control procedures for advertisements in the Yellow Pages directories and adopt policies regarding customer complaints was excludable); *Deere & Company* (November 30, 2000) (proposal to create a customer satisfaction review committee to review customer complaints regarding the company's products and services was excludable); *Houston Industries, Inc.* (March 1, 1999) (proposal to adopt a policy regarding customer complaints was excludable); and *BankAmerica Corporation* (March 23, 1992) (proposal to establish a credit reconsideration committee and provide specified procedures to deal with customers denied credit was excludable).

Aspects of the Proposals are directly targeted at customer (i.e., borrower) relations. The Proposals all deal with loan modifications, loan foreclosures and related negotiations or communications with customers. The supporting statement in the AFL-CIO Proposal raises concerns regarding the processing of payments from borrowers and negotiating modifications with borrowers. The NYS Proposal requests a report on "whether management has allocated a sufficient number of trained staff" to handle customer needs with respect to mortgages. The Proposals each seek to micro-manage the Corporation's ordinary business operations; namely, in part, the way the Corporation deals with its customers on a day-to-day basis. Such matters are well within the ordinary business operations of the Corporation and clearly do not raise any significant policy concerns. Based on the foregoing and consistent with the precedent cited above, the Corporation believes that the Proposals should be excluded pursuant to Rule 14a-8(i)(7).

B. The Proposal relates to the general conduct of a legal compliance program.

As discussed above, the residential mortgage business involves a myriad of matters that are complex in nature. The Corporation currently has multiple policies, programs and procedures that management considers in connection with the provision of the Corporation's broad array of financial products and services, including in its residential mortgage business. Such programs aid management in analyzing the unique challenges and considerations of operating in different U.S. states, while at the same time ensuring compliance with the laws of each jurisdiction in which it operates. The required analyses are complex and involve numerous financial, legal and regulatory considerations, a significant number of which are not matters about which stockholders are appropriately informed to make decisions.

The mortgage lending business involves intricate management by the Corporation of each step of the process, including with respect to mortgage securitizations, loan servicing, loan modifications and, in unfortunate cases, foreclosures. At each of these steps, the Corporation requires significant operational, finance, legal, regulatory and compliance resources (both internal and external) to ensure adherence to the extensive laws, rules and regulations promulgated by a variety of regulatory agencies on both the federal and state levels throughout the United States. For example, the foreclosure process across the 50 states requires an understanding of and compliance with laws that vary in each state and constantly change. Yet the Proposals expressly seek to manage this legal and compliance program. The AFL-CIO Proposal deals with "procedures to prevent legal defects in the processing of affidavits related to foreclosures." The NYS Proposal deals with (a) the Corporation's "compliance with (i) applicable laws and regulations and (ii) its own policies and procedures; (b) whether management has allocated a sufficient number of trained staff [to mortgage related issues]; and (c) policies and procedures to address potential financial incentives to foreclose when other options may be more consistent with the Company's long-term interests." The J&T Proposal relates to "policies and procedures Bank of America has put in place to ensure that it does not wrongly foreclose on any residential property in judicial or non-judicial foreclosure states, and that affidavits and other documents that Bank of America submits to the courts in foreclosure actions are accurate and legally sufficient." We believe that stockholders at large are not in a position to manage such complex legal and compliance processes, which are best left to the expertise of management.

Numerous actions evidence the Corporation's commitment to legal compliance with foreclosure laws and regulations throughout the United States as part of its ongoing legal compliance efforts. For instance, in connection with alleged irregularities in foreclosure affidavits, the Corporation voluntarily stopped foreclosure sales in all 50 U.S. states in order to complete an assessment of its related business practices. The Corporation took these precautionary steps in order to ensure its processes for handling foreclosures include the appropriate internal controls and quality assurance mechanisms. The Corporation's review has involved an assessment of the foreclosure process, including a review of completed foreclosure affidavits in pending proceedings. As a result of the review, the Corporation identified and implemented process and internal control enhancements to ensure that affidavits are prepared in compliance with state law, and more generally to ensure conformance with best servicing practices. Accordingly, the Corporation expects to commence a rolling process of preparing and resubmitting, as necessary, affidavits of indebtedness in pending foreclosure proceedings in order to resume the process of taking these foreclosure proceedings to judgment in judicial states, beginning with properties believed to be vacant, and with properties for which the mortgage was originated on a non-owner occupied basis. The Corporation estimates this process of resubmitting affidavits in pending proceedings will occur beginning in the first quarter of 2011 and could result in prolonged adversary proceedings that delay certain foreclosure sales. Separately, the Corporation resumed foreclosure sales in most non-judicial states and expects sales to resume in the remaining states in early 2011.

The Division has long permitted the exclusion of proposals that relate to legal compliance programs. *See Monsanto Company* (November 3, 2005) (excluding a proposal to establish an ethics oversight committee to "insure compliance with the Monsanto Code of Conduct, the Monsanto Pledge, and applicable laws, rules and regulations of federal, state, provincial, and local governments, including the Foreign Corrupt Practices Act" because it related to the general conduct of a legal compliance program); *General Electric Company* (January 4, 2005) (excluding a proposal regarding whether NBC's broadcast television station activities met public interest obligations because it related to the general conduct of a legal compliance program); *Hudson United Bancorp* (January 24, 2003) (excluding a proposal to establish a committee to investigate possible corporate misconduct because it related to the general conduct of a legal compliance program); and *Citicorp* (January 2, 1997) (excluding a proposal seeking to establish a compliance program directed at the Foreign Corrupt Practices Act because it dealt with the initiation of a general compliance program). The Corporation believes that each Proposal clearly relates to the general conduct of a legal compliance program and, based upon this line of no-action letters, may be excluded under Rule 14a-8(i)(7).

C. The Proposal does not raise any overriding social policy considerations.

Although the Proposals address the broad issue of foreclosures, they expressly and necessarily involve a review of the Corporation's day-to-day business decisions (i.e., residential mortgage business, including securitizations, loan servicing, loan modifications and foreclosures, customer relations, staffing and training, evaluation of risk and a myriad of related legal and compliance matters) and do not raise any significant social policy issues as discussed below. The Corporation acknowledges the Division has stated that proposals dealing with matters that transcend the day-to-day business of a company and raise significant policy issues are not excludable under Rule 14a-8(i)(7). *See SLB 14E.* However, *SLB 14E* did not change the Division's analysis with respect to determining whether a proposal relates to significant policy issues as *SLB 14E* specifically cites the *1998 Release*. The *1998 Release* provides that, in addition to the subject matter of the proposal, the Division considers the degree to which the proposal seeks to micro-manage the company. *See Bank of America 2010, Bank of America 2009* and *Bank of America 2005* (each dealing with a proposal that purportedly raised a social policy issue but ultimately found excludable because the proposals sought to micro-manage the company's operations) and *Pulte Homes* (proposal raised social policy issues almost identical to the Proposals with respect to the company's loan origination business and the impact from the housing market downturn). As discussed in detail herein, the Proposal seeks to micro-manage the Corporation's core business — aspects of its residential mortgage lending business, including securitizations, loan servicing, loan modifications and foreclosures, workforce management, training, computer systems and legal, regulatory and compliance matters.

One of the Corporation's core businesses is residential mortgage lending and it must be able to manage its loan portfolio for itself as well as the mortgages it services for others. To operate in the best interest of the Corporation and its stockholders as well as the investors on whose behalf the Corporation services residential mortgage loans, the Corporation must be able to use all legal, necessary and appropriate loan portfolio management tools (including foreclosure as a last resort) as part of its day-to-day ordinary business operations. To find otherwise would, in effect, render the Corporation's entire residential lending practice a matter of significant social policy that transcends ordinary business. Foreclosure is a highly unfortunate but unavoidable part of any residential mortgage lending business. Accordingly, the Proposal does not raise a significant social policy issue as contemplated by Rule 14a-8(i)(7).

Further, simply declaring the matter a "significant social policy issue," as the AFL-CIO Proposal's supporting statement does, does not automatically make the Proposal non-excludable. This language merely attempts to transform the Proposal into something it is not. Simply wrapping an ordinary business proposal with buzz words will not change the ordinary business nature of such proposal. Each Proposal's clear focus is on the Corporation's most basic ordinary business operations — residential mortgage lending, including securitizations, loan servicing, loan modifications and foreclosures, employee staffing and training, evaluation of risk and a myriad of related legal, regulatory and compliance matters. The plain language of each Proposal illustrates its attempt to govern the smallest of details of the Corporation's residential mortgage lending business. These matters do not transcend the day-to-day business of the Corporation and are not so significant that it would be appropriate for stockholders to vote on them. Thus, the Proposals are excludable under Rule 14a-8(i)(7).

D. Under Division precedent, where any portion of a proposal is excludable under Rule 14a-8(i)(7), the entire proposal is excludable, even if a portion of the proposal deals with matters that raise significant policy concerns (which the Proposals do not).

The Division's practice has been to permit exclusion of a proposal in its entirety where any portion of the proposal touches on a company's ordinary business operations, even if particular aspects of the proposal would not be excludable on a stand-alone basis or raise significant policy concerns. While the Division may find that some portion of each Proposal touches on a significant policy concern, we believe the Proposals may nevertheless be excluded because, as discussed in detail above, they address numerous ordinary business matters. For instance, in *E*Trade Group, Inc.* (October 31, 2000), a proposal sought the establishment of a stockholder value committee to advise the board on potential mechanisms for increasing stockholder value. In concurring that this proposal could be excluded, the Division stated,

> [w]e note in particular that, although the proposal appears to address matters outside the scope of ordinary business, subparts "c." and "d." relate to [the company's] ordinary business operations. Accordingly, insofar as it has not been the Division's practice to permit revisions under rule 14a-8(i)(7), we will not recommend enforcement action to the Commission if [the company] omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

In *Wal-Mart Stores, Inc.* (March 15, 1999), the Division, in concurring with the exclusion of a proposal related to child labor, wage adjustments and protecting employees rights, stated,

> [w]e note in particular that, although the proposal appears to address matters outside the scope of ordinary business, paragraph 3 of the description of matters to be included in the report relates to ordinary business operations. Accordingly, insofar as it has not been the Division's practice to permit revisions under rule 14a-8(i)(7), we will not recommend enforcement action to the Commission if [the company] omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Finally, in *Bank of America Corporation* (February 24, 2010), the Division, in concurring with the exclusion of a proposal related to the extension of credit and to greenhouse gas emissions generally, stated,

> we note that the first part of the proposal addresses implementation of [the company's] existing policy on funding companies that use mountain top removal as their predominant method of coal extraction. In our view, this part of the proposal addresses matters beyond the environmental impact of [the company's] project finance decisions, such as [the company's] decisions to extend credit or provide other financial services to particular types of customers. Proposals concerning customer relations or the sale of particular services are generally excludable under Rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if [the company] omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

See also JPMorgan Chase & Co. (March 12, 2010) (same as previous) and *Marriott International, Inc.* (excluding a proposal related to global warming but that micro-managed the company to such a degree that the exclusion of the proposal was appropriate).

Each Proposal's clear focus is on the Corporation's ordinary business operations — residential mortgage lending, including securitizations, loan servicing, loan modifications, foreclosures, employee staffing and training, evaluation of risk, customer relations and a myriad of related legal and compliance matters. While the Proposals raise significant and important issues regarding foreclosures generally, the actual scope and depth of the matters addressed by each Proposal cannot be considered to raise any significant policy concerns. Accordingly, even if the Division finds that some aspects of the Proposals relate to matters that transcend ordinary business matters, each Proposal may be excluded under Rule 14a-8(i)(7) in its entirety.

E. Conclusion.

Each Proposal's clear focus is on the Corporation's ordinary business operations. Matters relating to the Corporation's residential mortgage business are part of the core of the Corporation's ordinary and daily business operations. The experience, resources and expertise necessary to manage the Corporation's complex residential mortgage operations are significant. The Proposals seek to take these matters away from the Corporation's Board of Directors (the "Board") and management, who have the necessary experience, resources and expertise, and turn these matters over to the stockholders at large. The Board and management are in the best position to determine what policies and practices are prudent to operate the Corporation's residential mortgage business. Consistent with the foregoing discussion and prior statements by the Commission, the Corporation believes the Proposals are excludable pursuant to Rule 14a-8(i)(7).

2. The Corporation may omit the Proposals pursuant to Rule 14a-8(i)(10) because they have been substantially implemented.

The Corporation believes that the Proposals may be properly omitted from its proxy materials for the 2011 Annual Meeting pursuant to Rule 14a-8(i)(10), which permits the omission of a stockholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule, which allowed the omission of a proposal that was moot. *See Securities Exchange Act Release No. 34-20091* (August 16, 1983) ("*1983 Release*"). The Commission has made explicitly clear that a proposal need not be fully effected by a company to meet the substantially implemented standard under Rule 14a-8(i)(10). *See Securities Exchange Act Release No. 34-40018* (May 26, 1998) ("*1998 Release*") (confirming the Commission's position in the *1983 Release*). In the *1983 Release*, the Commission noted that the "previous formalistic application [(i.e., a "fully-implemented" interpretation that required line-by-line compliance by companies)] of [Rule 14a-8(i)(10)] defeated its purpose." The purpose of Rule 14a-8(i)(10) is to "avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." *See Securities Exchange Act Release No. 34-12598* (July 7, 1976) ("*1976 Release*") (addressing Rule 14a-8(c)(10), the predecessor rule to Rule 14a-8(i)(10)).

The Division has been willing to grant no-action relief in situations where the essential objective of the proposal has been satisfied. *See, e.g., ConAgra Foods, Inc.* (July 3, 2006); *Johnson & Johnson* (February 17, 2006); and *MacNeal-Schwendler Corporation* (April 2, 1999). In applying the "substantially implemented" standard, the Division does not require a company to implement every aspect of the proposal, rather, substantial implementation requires only that the company's actions "satisfactorily address the underlying concerns of the proposal." *Masco Corp.* (March 29, 1999). Furthermore, the Division has taken the position that if a major portion of a stockholder's proposal may be omitted pursuant to Rule 14a-8(i)(10), the entire proposal may be omitted. *See The Limited* (March 15, 1996) and *American Brands, Inc.* (February 3, 1993). "[A] determination that [a] [c]ompany has substantially implemented [a] stockholder proposal depends upon whether [its] particular policies, practices and procedures compare favorably with the guidelines of the proposal." See *Symantec Corporation* (June 3, 2010) ("*Symantec*") (quoting *Texaco Inc.* (March 28, 1991)); *see also Bank of America Corporation* (December 15, 2010); *Celgene Corporation* (April 5, 2010); and *Exxon Mobil Corporation* (March 19, 2010). In addition, a proposal need not be implemented in full or precisely as presented for it to be omitted as moot under Rule 14a-8(i)(10). *See The Gap Inc.* (March 16, 2001).

Extensive information regarding the Corporation's (i) internal controls over its mortgage servicing operations; (ii) participation in mortgage modification programs to prevent residential foreclosures; (iii) procedures to prevent legal defects in the processing of affidavits related to foreclosure; (iv) staffing and training of employees; and (v) servicing of securitized mortgages that the Corporation may be liable to repurchase has been made publicly available in the following forms (as described in more detail in the discussion that follows):

- Quarterly Impact Reports;
- Periodic reports filed with the Commission;
- Congressional appearances;
- Press Releases, including monthly press releases regarding overall loan modification performance;
- Monthly reporting on servicer performance under the Administration's Making Home Affordable programs issued by the Treasury Department; and
- Information available online, including the Corporation's website.

While, the Proponents may point to some particular sliver of information requested by their Proposal that they believe is missing, the information already publicly reported by the Corporation substantially implements the essential objectives of the Proposals and such information compares favorable with the requirements of each Proposal. In addition, as part of its participation in the Home Affordable Modification Program ("HAMP"), the Corporation reports certain data relating to the race, ethnicity and gender of borrowers and co-borrowers, referred to as Government Monitoring Data ("GMD"). As detailed herein, the Corporation believes that it has substantially implemented the Proposals. Accordingly, the Proposals may be excluded from the Corporation's proxy materials for the 2011 Annual Meeting.

Quarterly Impact Reports. The Corporation also issues a Quarterly Impact Report (the "QI Report") on a quarterly basis. The QI Report is available on the Corporation's website[1] and a copy of the third quarter QI Report is attached hereto as **Exhibit D**. Pages 1-3 and 5 of the QI Report discuss many of the matters addressed in the Proposals, including the Corporation's loan modifications, review and modification of the foreclosure process, loss mitigation, realignment of its servicing organization, expanded default management staffing, case management systems for borrowers, outreach events to assist borrowers and alternatives to foreclosures.

Periodic Reports. The Corporation's Form 10-Q for the quarter ended September 30, 2010 (the "Form 10-Q") also provided a significant amount of the information requested by the Proposals. Relevant excerpts from the Form 10-Q are attached hereto as **Exhibit E**. The Corporation expects to provide similar and updated information in its 2010 Form 10-K. For example, on pages 34-41 (Note 8), the Corporation discusses its securitizations and related servicing operations, including securitizations of mortgages and the Corporation's potential liabilities. The information on pages 38-41, under the caption "Representations and Warranties Obligations and Corporate Governance," provides a detailed discussion of potential repurchase liabilities. A similar detailed discussion under the caption "Representations and Warranties" appears on pages 139-140. In addition, page 96 of the Form 10-Q discusses a letter that the Corporation received that it believes represents an attempt by securitization investors to require the Corporation to repurchase residential mortgage backed securities. This letter is also discussed in the Risk Factors section on page 210 of the Form 10-Q. The information provided in the Form 10-Q directly addresses the requested information regarding the servicing of securitized mortgages that the Corporation may be liable to repurchase.

In addition, on page 95, under the caption "Review of Foreclosure Process," the Corporation discusses in detail the steps taken to review its internal controls and related foreclosure processes, specifically addressing the foreclosure affidavit issues raised by the Proposals. On

[1] The QI Report is available at: http://ahead.bankofamerica.com/quarterly-impact-report-3rd-quarter-2010/

pages 143-145, the Corporation discusses its participation in government modification and other related programs, with key numerical data on page 145. Finally, on pages 210-211, under the "Risk Factors" section, the Form 10-Q discusses the risks to the Corporation from the foreclosure delay/review process (as well as the letter noted above regarding repurchase of residential mortgage backed securities).

Appearances before Federal government committees. On November 16, 2010, the President of Bank of America Home Loans & Insurance testified before the Senate Committee on Banking, Housing and Urban Affairs. The Default Servicing Executive of Bank of America Home Loans made similar comments in testimony on November 18, 2010, before the House Financial Services Housing and Community Opportunity Subcommittee. These testimonies are attached hereto as **Exhibit F** and are publicly available. In summary, these testimonies address in detail the Corporation's role as the servicer of the mortgage portfolio, the basic facts regarding the size and scope of the Corporation's loan portfolio, the implementation of loan modification solutions (and a description thereof), the foreclosure process and the Corporation's foreclosure process review and improvements implemented to address the foreclosure affidavit issues raised by the Proposals. Again, these public testimonies discuss many of the matters addressed in the Proposals, including loan modifications, review and modification of the foreclosure process, loss mitigation, loan servicing, expanded default management staffing and case management systems for borrowers.

Press Releases. The Corporation also frequently provides detailed information regarding the information requested by the Proposals in press releases. For example, on December 21, 2010, the Corporation issued a press release[2] regarding its loan modification program and related participation statistics, its resource allocation, staffing and training efforts and foreclosure alternatives. Similar press releases were issued regularly during 2010. In addition, on December 9, 2010, the Corporation issued a press release[3] announcing foreclosure process improvements and the restart of vacant property foreclosure sales. The discussion in the December 9, 2010 release includes key areas of procedural improvements such as enhancements to pre-foreclosure referrals and sale checkpoints, introduction of new affidavit forms where required, enhancement of associate training, introduction of a new code of conduct, improvements in management review and training for external foreclosure counsel and process improvements to further ensure that affidavits submitted in judicial foreclosure states are reviewed, properly executed and notarized. The December 9, 2010 press release also discusses the Corporation's recently disclosed commitments to enhance modification and foreclosure practices and provides further

[2] Press release is available at: http://mediaroom.bankofamerica.com/phoenix.zhtml?c=234503&p=irol-newsArticle&ID=1509813&highlight=

[3] Press release available at: http://mediaroom.bankofamerica.com/phoenix.zhtml?c=234503&p=irol-newsArticle&ID=1505823&highlight=

help to homeowners facing financial difficulties. These include: redesigning the Corporation's modification process to assign eligible borrowers (who have submitted at least one document in support of their modification application) to one of the Corporation's associates possessing the relevant expertise for help at each particular stage of the modification process, working to seek consensus with mortgage investors, policymakers and other stakeholders on how to revise the "dual track" process by which customers in some situations advance through the foreclosure process at the same time that they are simultaneously evaluated for a loan modification, developing a customer status checklist, increasing face-to-face modification efforts in 2011, doubling the Corporation's outreach staff and engaging with community agencies to expand relocation assistance, credit counseling and other aid. A copy of the December 21 and December 9, 2010 press releases are attached hereto as **Exhibit G**.

HAMP Reports. Each month, the Treasury Department releases information regarding servicer's loan modification efforts. This information is compiled into Servicer Performance Reports that are available on-line. The most recent of these reports is available at http://www.financialstability.gov/docs/press/January%20Report%20FINAL%2002%2016%2010.pdf.

Website. Finally, the Corporation's website provides information for home owners seeking assistance as well general information about the Corporation's servicing, loan modification and foreclosure activities. For instance, via the "Help for homeowners" link, homeowners have easy access to information about the Corporation's home loan assistance programs. In addition, a collection of information, including press releases on these matters, can be found at the following link: http://ahead.bankofamerica.com. Further, the Corporation has posted on its website a video[4] entitled "Taking aggressive action to help homeowners at risk of foreclosure" which provides an interview with Barbara Desoer, the President of Bank of America Home Loans & Insurance, who discusses the Corporation's home retention programs.

Conclusion. The AFL-CIO Proposal calls for information regarding the Corporation's internal controls over its mortgage servicing operations, including a discussion of the Corporation's participation in mortgage modification programs to prevent residential foreclosures, servicing of securitized mortgages that the Corporation may be liable to repurchase and the Corporation's procedures to prevent legal defects in the processing of affidavits related to foreclosure. The AFL-CIO Proposal also calls for information in the supporting statement seeking "greater disclosure" regarding the Corporation's participation in "government modification programs such as the Home Affordable Modification Program as well as our Company's proprietary

[4] Video is available at: http://ahead.bankofamerica.com/empowering-consumers/taking-aggressive-action-to-help-homeowners-at-risk-of-foreclosure/

mortgage modifications." However, substantially all of this information has been provided publicly in great detail as described above.

Similarly, the NYS Proposal seeks a report regarding the internal controls related to loan modifications, foreclosures and securitizations. Further, the NYS Proposal calls for information regarding the Corporation's compliance with applicable laws and regulations and its own policies and procedures; information regarding whether management has allocated a sufficient number of trained staff and policies and procedures to address any potential financial incentives to foreclose when other equally viable options may be available. Again, substantially all of this information has been provided publicly in great detail.

Finally, the J&T Proposal calls for a report regarding the policies and procedures in place to ensure that the Corporation does not wrongly foreclose on any residential property in judicial or non-judicial foreclosure states and that affidavits and other documents that the Corporation submits to the courts in foreclosure actions are accurate and legally sufficient. Again, substantially all of this information has been provided publicly in great detail. With respect to the remaining prong of the J&T Proposal, requesting "residential mortgage loss mitigation policies and outcomes, including home preservation rates for 2008-2010, with data detailing loss mitigation outcomes for black, Latino, Asian, and white mortgage borrowers" the Corporation has provided detailed information regarding the first part (i.e., residential mortgage loss mitigation policies and outcomes). Regarding the second part (i.e., concerns about the communities most affected by the housing downturn), the Corporation has publicly discussed steps it has taken to minimize the impact of foreclosures in harder hit communities. For example, the QI Report discusses efforts under the Neighborhood Stabilization Program to help restore these hard-hit communities and outreach programs to assist such communities. The December 9, 2010 press release also discusses the Corporation's efforts to engage with community agencies to expand relocation assistance, credit counseling and other aid. Further, the Corporation's Treasury plans to release GMD data on loan modifications in February 2011. Specifically, GMD is now required to be collected by and delivered to HUD. HUD uses this information to monitor and ensure compliance by the Corporation with the Fair Housing Act and other applicable fair lending and consumer protection laws.

We believe only an immaterial piece of information is missing from the Corporation's extensive public disclosures that relates to the further breakdown of loss mitigation outcomes into various categories that J&T has requested. We do not believe that Rule 14a-8(i)(10) requires the Corporation to dissect and present information in every manner to satisfy every possible permutation requested by each proponent. As illustrated above, the Corporation has provided great detail on all of the requested matters, including loss mitigation efforts and outcomes. We believe that Rule 14a-8(i)(10) does not require yet another layer of dissection for the J&T

Proposal to be substantially implemented. In addition, the Corporation believes that this additional layer of information is immaterial given the large volume of publicly available information. As noted above, the mere absence of some particular sliver of information does not change the fact that the Corporation has satisfied the essential objectives of the J&T Proposal and that the Corporation's public information compares very favorably with that sought by the J&T Proposal. We note, however, that the GMD will address certain lending data by race, ethnicity and gender, which would address some of J&T's request.

Indeed, if any of the Proposals were included in the Corporation's proxy materials for the 2011 Annual Meeting and approved by a majority of stockholders, the Corporation believes that there would be no further action to take in order to implement any of the Proposals. Substantially all of the requested information is already publicly available. The requirements of the AFL-CIO Proposal and the NYS Proposal have previously been fully effected and not merely substantially implemented, and the J&T Proposal has clearly been substantially implemented. The Corporation's extensive public disclosures directly address the concerns of the Proponents and satisfy the requirements of each Proposal. Because each Proposal has been substantially implemented, the Proposals may each be properly omitted from the Corporation's proxy materials for the 2011 Annual Meeting pursuant to Rule 14a-8(i)(10).

3. The NYS Proposal and the J&T Proposal under Rule 14a-8(i)(11).

A. **In the event that the Division does not concur with the Corporation's view that the AFL-CIO Proposal may be excluded for the reasons set forth above, the Corporation believes that the NYS Proposal and the J&T Proposal may each be excluded for the reasons set forth below.**

Rule 14a-8(i)(11) permits exclusion from the Corporation's proxy materials of a stockholder proposal that substantially duplicates another proposal previously submitted by another proponent that will be included in the Corporation's proxy materials for the same meeting. Proposals do not need to be identical to be excluded pursuant to Rule 14a-8(i)(11). The Commission has stated that the exclusion is intended to "eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." *Securities Exchange Act Release No.* 34-12598 (July 7, 1976). The Division has consistently concluded that proposals may be excluded because they are substantially duplicative when such proposals have the same "principal thrust" or "principal focus," notwithstanding that such proposals may differ as to terms and scope. *See, e.g., Pacific Gas & Electric Co.* (February 1, 1993). In addition, where one proposal incorporates the elements of a later proposal, the later proposal may be excluded under Rule 14a-8(i)(11). *See Bank of America Corporation* (February 24, 2009) ("*Bank of America 2009*) and

Honeywell International, Inc. (February 15, 2008) *("Honeywell International").* In the event that the Division does not concur with the Corporation's view that the AFL-CIO Proposal may be excluded for the reasons set forth above, the Corporation intends to include the AFL-CIO Proposal in its proxy materials for the 2011 Annual Meeting. However, as discussed below, because the principle thrust of each of the NYS Proposal and the J&T Proposal is identical to that of the AFL-CIO Proposal, the NYS Proposal and the J&T Proposal may be excluded pursuant to Rule 14a-8(i)(11) because they substantially duplicate the AFL-CIO Proposal. Each of the three Proposal's principle thrust is the same — information regarding the Corporation's mortgage servicing operations and foreclosure mitigation efforts and foreclosure process. As noted above, the Proposals were received by the Corporation in the following order: 1) AFL-CIO Proposal, 2) NYS Proposal and 3) J&T Proposal.

In *Bank of America 2009*, one proposal sought to have the company "implement specified executive compensation reforms that impose limitations on senior executive compensation." The second proposal requested a policy requiring "senior executives to retain a significant percentage of shares acquired through equity compensation programs until two years following termination of their employment . . . ." The Division concurred that the second proposal could be excluded under Rule 14a-8(i)(11) because it was substantially duplicative of the first proposal. The relevant portion of the first proposal and the second proposal in *Bank of America 2009* clearly address the same issue — adoption of a 75% hold-to-retirement policy. Although the first proposal included additional compensation reforms, and in effect entirely subsumed the second proposal, the relevant portions of the two proposals differed only slightly in implementation methodology. The first proposal urged the adoption of a "strong equity retention requirement mandating that senior executives hold for the full term of their employment at least 75% of the shares of stock obtained through equity awards." The second proposal urged the adoption of a "policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until two years following the termination of their employment (through retirement or otherwise)." The second proposal further recommended that the Compensation and Benefits Committee of the Corporation's Board "not adopt a percentage lower than 75% of net after-tax shares." Although there were variances on the specific terms of implementation, such as additional references to a two-year period and "net after-tax shares" in the second proposal, the two proposals in *Bank of America 2009* shared the same "principal thrust" or "principal focus," and, thus, were found to be substantially duplicative by the Division, notwithstanding their slightly different terminology. Although the NYS Proposal and the J&T Proposal use differing terminology and make slightly different requests, they share the same principle thrust as the AFL-CIO Proposal — information regarding the Corporation's mortgage servicing operations, foreclosure mitigation efforts and foreclosure process.

In *Honeywell International, Inc.* (February 15, 2008) ("*Honeywell International*"), one proposal requested the adoption of a five part "executive compensation plan" that included: (i) the establishment of compensation targets for annual and long-term incentive pay components at or below the peer group median; (ii) that majority of target long-term compensation be paid through performance vested, not simply time vested, equity awards; (iii) strategic rationale and relative weighting of financial and non-financial performance metrics; (iv) established performance targets for each financial metric relative to the performance of peer companies; and (v) limits on the payments under the annual and performance-vested long-term incentive components to when the company's performance metrics exceeds peer group median performance. Another proposal requested that "75% of future equity compensation (stock options and restricted stock) awarded to senior executives shall be performance-based." The Division found that the second proposal could be excluded in *Honeywell International* because it was substantially duplicative of the first proposal. *See also*, *Wyeth* (January 21, 2005) (the second proposal was subsumed by the first proposal and was found to be substantially duplicative).

The Division has a long history of concluding that even substantive differences in implementation methodology do not alter the core issues and principals that are the standard for determining substantial duplication. In *Centerior Energy Corporation* (February 27, 1995), four compensation-related proposals were submitted as follows: (i) place ceilings on executives' compensation, tie compensation to the company's future performance and cease bonus and stock option awards; (ii) freeze executive compensation; (iii) reduce management size, reduce executive compensation and eliminate bonuses; and (iv) freeze annual salaries and eliminate bonuses. Centerior argued that "all of the . . . proposals have as their principal thrust the limitation of compensation and, directly or indirectly, linking such limits to certain performance standards." The Division concurred that the four Centerior proposals were substantially duplicative. In *BellSouth Corporation* (January 14, 1999) ("*BellSouth*"), one proposal requested that all incentive awards be "tied proportionately to the revenue growth at the end of the year." The second *BellSouth* proposal requested that all incentive awards be "tied proportionately to the price of the stock at the end of the year." The Division concurred that the *BellSouth* proposals were substantially duplicative. *See also*, *Pacific Gas & Electric Company* (February 1, 1993). Although the NYS Proposal and the J&T Proposal have some differences in implementation methodology from the AFL-CIO Proposal, such differences do not alter the core issues and principals that are the standard for determining substantial duplication.

Comparison of NYS Proposal to the AFL-CIO Proposal. The NYS Proposal and the AFL-CIO Proposal share the same principle thrust — information regarding the Corporation's mortgage servicing operations, foreclosure mitigation efforts and foreclosure process. Although written differently, the two proposals are almost identical. In one form or another, both proposals call for (i) an internal controls report over the mortgage servicing operations; (ii) a discussion of the

Corporation's participation in mortgage modification programs to prevent residential foreclosures; (iii) a discussion of the Corporation's servicing of securitized mortgages that the Corporation may be liable to repurchase; and (iv) a discussion of the Corporation's procedures to prevent legal defects in the processing of affidavits related to foreclosure.

In addition, the Corporation believes the inclusion of the AFL-CIO Proposal and the NYS Proposal in the Corporation's proxy materials for the 2011 Annual Meeting would be confusing to stockholders and, if both Proposals were approved by stockholders, may result in alternative and inconsistent obligations being imposed on the Corporation in order to achieve each Proposal's specific request as presented. For instance, the report requested in the NYS Proposal calls for slightly more detail regarding the staffing and training of employees. The Corporation should not be required to include multiple proposals where, if each were approved, the Board of Directors would have no way of knowing which approach the stockholders prefer, nor would the Board of Directors be able to fully implement each Proposal in the case of inconsistent or conflicting provisions. Although the scope and detail of the requested reports is slightly different, the core issues of AFL-CIO Proposal and NYS Proposal are substantially the same.

Comparison of J&T Proposal to the AFL-CIO Proposal. The J&T Proposal and the AFL-CIO Proposal share the same principle thrust — information regarding the Corporation's mortgage servicing operations, foreclosure mitigation efforts and foreclosure process. Although written differently, the two proposals have the same principal focus. In one form or another, both proposals call for a report regarding (i) internal controls over mortgage servicing operations (i.e., policies and procedures put in place); (ii) discussion of the Corporation's participation in mortgage modification programs to prevent residential foreclosures; and (iii) a discussion of the Corporation's procedures to prevent legal defects in the processing of affidavits related to foreclosure.

In addition, the Corporation believes that the inclusion of both the AFL-CIO Proposal and the J&T Proposal in the Corporation's proxy materials for the 2011 Annual Meeting would be confusing to stockholders and, if both Proposals were approved by stockholders, may result in alternative and inconsistent obligations being imposed on the Corporation in order to achieve each Proposal's specific request as presented. For instance, the J&T Proposal requests an addition layer of information that merely parses existing public data regarding loss mitigation outcomes into various categories. In addition, the NYS Proposal requests information not addressed by the J&T Proposal regarding a discussion of the Corporation's servicing of securitized mortgages and related liability to repurchase securitized loans. The Corporation should not be required to include multiple proposals where, if each were approved, the Board of Directors would have no way of knowing which approach the stockholders prefer, nor would the Board of Directors be able to fully implement each Proposal in the case of inconsistent or conflicting provisions. Although the scope and detail of the requested reports is slightly different, the core issues of J&T Proposal and AFL-CIO Proposal are substantially the same.

Conclusion. If the Corporation is required to include the AFL-CIO Proposal in its proxy materials for the 2011 Annual Meeting, each of the NYS Proposal and the J&T Proposal may be excluded from the Corporation's proxy materials for the 2011 Annual Meeting pursuant to Rule 14a-8(i)(11) because it is substantially duplicative of the AFL-CIO Proposal that was previously submitted to the Corporation.

B. The J&T Proposal may be excluded because it is substantially duplicative of the NYS Proposal.

In the event that the Division does not concur with the Corporation's view that the NYS Proposal may be excluded for the reasons set forth above, the Corporation intends to include the NYS Proposal in its proxy materials for the 2011 Annual Meeting. However, for the same reasons discussed above under "Comparison of J&T Proposal to the AFL-CIO Proposal," because the principle thrust of the J&T Proposal is identical to that of the NYS Proposal, the J&T Proposal may be excluded pursuant to Rule 14a-8(i)(11) because it substantially duplicates the NYS Proposal. As noted above, the principle thrust of each of the NYS Proposal and the J&T Proposal is the same — information regarding the Corporation's mortgage servicing operations and foreclosure mitigation efforts and foreclosure process. Accordingly, the J&T Proposal may be excluded from the Corporation's proxy materials for the 2011 Annual Meeting pursuant to Rule 14a-8(i)(11) because it is substantially duplicative of the NYS Proposal that was previously submitted to the Corporation.

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposals may be excluded from the Corporation's proxy materials for the 2011 Annual Meeting. Based on the Corporation's timetable for the 2011 Annual Meeting, a response from the Division by February 3, 2011 would be of great assistance.

HUNTON & WILLIAMS

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Craig T. Beazer, Deputy General Counsel of the Corporation, at 646-855-0892.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber

cc: Craig T. Beazer
AFL-CIO Reserve Fund (Brandon Rees)
NY Systems (Michael Garland)
Stephen Johnson
Martha Thompson
Mike Lapham
Tim Lilienthal

LIST OF EXHIBITS

1) Exhibit A — AFL-CIO Proposal
2) Exhibit B — NYS Proposal
3) Exhibit C — J&T Proposal
4) Exhibit D — QI Report
5) Exhibit E — September 30, 2010 Form 10-Q Excerpts
6) Exhibit F — Congressional Testimony
7) Exhibit G — December 9 and December 21, 2010 Press Releases

Exhibit A

Facsimile Transmittal

Date: November 10, 2010

To: Alice Herald, Bank of America Corporation

Fax: 980-386-6699

From: Daniel Pedrotty, Office of Investment, AFL-CIO

Pages: _3_ (including cover page)

AFL-CIO Office of Investment
815 16th Street, NW
Washington, DC 20006
Phone: (202) 637-3900
Fax: (202) 508-6992
invest@aflcio.org

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

November 10, 2010

Sent by Facsimile and UPS

Alice A. Herald
Deputy General Counsel and Corporate Secretary
Bank of America Corporation
Bank of America Corporate Center
Charlotte, North Carolina 28255

Dear Ms. Herald,

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2010 proxy statement of Bank of America Corporation (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2011 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

The Fund is the beneficial owner of 7318 shares of voting common stock (the "Shares") of the Company. The Fund has held at least $2,000 in market value of the Shares for over one year, and the Fund intends to hold at least $2,000 in market value of the Shares through the date of the Annual Meeting. A letter from the Fund's custodian bank documenting the Fund's ownership of the Shares is being sent under separate cover.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Brandon Rees at 202-637-3900.

Sincerely,

D. F. Pedrotty

Daniel F. Pedrotty
Director
Office of Investment

DFP/sw
opeiu #2, afl-cio

Attachment

RESOLVED: Shareholders recommend that Bank of America Corporation (the "Company") prepare a report on the Company's internal controls over its mortgage servicing operations, including a discussion of:

- the Company's participation in mortgage modification programs to prevent residential foreclosures,
- the Company's servicing of securitized mortgages that the Company may be liable to repurchase, and
- the Company's procedures to prevent legal defects in the processing of affidavits related to foreclosure.

The report shall be compiled at reasonable expense and be made available to shareholders by the end of 2011, and may omit proprietary information as determined by the Company.

SUPPORTING STATEMENT

In our view, the foreclosure crisis has become a significant social policy issue affecting our Company's mortgage servicing operations. Our Company is a leading servicer of home mortgages. As a mortgage servicer, our Company processes payments from borrowers, negotiates mortgage modifications with borrowers, and processes foreclosure documents when necessary.

Our Company has foreclosed on a large number of home mortgages. According to an estimate by SNL Financial, our Company had $18.7 billion of its residential mortgage loans in foreclosure, and another $88 billion of mortgages it services for other lenders in foreclosure as of June 30, 2010. *(Wall Street Journal*, J.P. Morgan, BofA, Wells Fargo Tops in Foreclosed Home Loans, October 12, 2010.)

In our opinion, the modification of homeowner mortgages to affordable levels is a preferable alternative to foreclosure. Foreclosures are costly to process and reduce property values. We believe that our Company should provide greater disclosure of its efforts to prevent foreclosures by its participation in government mortgage modification programs such as the Home Affordable Modification Program as well as our Company's proprietary mortgage modifications.

We are also concerned about our Company's potential liability to repurchase mortgages from investors in mortgage backed securities that have been serviced by our Company. According to an estimate by J.P. Morgan Chase & Co. analysts, industry-wide bank losses from repurchases of securitized mortgages could total $55 billion to $120 billion. (*Wall Street Journal*, Bondholders Pick a Fight With Banks, October 19, 2010.)

In 2010, our Company announced that it would review its affidavits in 102,000 foreclosure cases. (*Wall Street Journal*, BofA Finds Foreclosure Document Errors, October 24, 2010.) All 50 state attorneys general have launched investigations into allegations that foreclosure affidavits were improperly prepared by some mortgage servicers (a practice known as "robo-signing"). (*Wall Street Journal*, Attorneys General Launch Mortgage Probe, October 13, 2010.)

In our view, our Company's shareholders will benefit from a report that provides greater transparency regarding our Company's mortgage servicing operations. We believe that such a report will also help improve our Company's corporate reputation by disclosing its responses to the foreclosure crisis, including its efforts to modify mortgages to prevent foreclosure, to properly service investor-owned mortgages, and to comply with state foreclosure laws.

For these reasons, we urge you to vote "FOR" this proposal.

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775

AMALGATRUST
A division of Amalgamated Bank of Chicago

November 10, 2010

Sent by Fax (980) 386-6699 and US Mail

Alice A. Herald
Deputy General Counsel and Corporate Secretary
Bank of America Corporation
Bank of America Corporate Center
Charlotte, North Carolina 28255

Dear Ms Herald,

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record holder of 7318 shares of common stock (the "Shares") of Bank of America Corporation beneficially owned by the AFL-CIO Reserve Fund as of November 10, 2010. The AFL-CIO Reserve Fund has continuously held at least $2,000 in market value of the Shares for over one year as of November 10, 2010. The Shares are held by AmalgaTrust at the Depository Trust Company in our participant account No. 2567.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc: Daniel F. Pedrotty
Director, AFL-CIO Office of Investment

9550-253

Exhibit B

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

John C. Liu
COMPTROLLER

November 9, 2010

Ms. Alice A. Herald
Deputy General Counsel, and
Corporate Secretary
Bank of America Corporation
101 South Tryon Street
NC1-002-29-01
Charlotte, North Carolina 28255

Dear Ms. Herald:

I write to you on behalf of the Comptroller of the City of New York, John C. Liu. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the company's next annual meeting.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the company's proxy statement.

Letters from The Bank of New York Mellon Corporation certifying the Systems' ownership, for over a year, of shares of Bank of America Corporation common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the company's next annual meeting.

We would be happy to discuss the proposal with you. Should the Board of Directors decide to endorse its provision as corporate policy, we will withdraw the proposal from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at 1 Centre Street, Room 629, New York, NY 10007; phone (212) 669-2517.

Very truly yours,

Michael Garland
Executive Director of Corporate Governance

MG/ma

Enclosures

Bank of America Corp. – Board Review Foreclosure 2011

Whereas:

Bank of America Corporation is a leading originator, securitizer and servicer of home mortgages.

Reports of widespread irregularities in the mortgage securitization, servicing and foreclosure practices at a number of large banks, including missing or faulty documentation and possible fraud, have exposed the Company to substantial risks.

According to these reports, the specialized needs of millions of troubled borrowers overwhelmed bank operations that were designed to process routine mortgage payments. As the *New York Times* (10/24/10) reported, "computer systems were outmoded; the staff lacked the training and numbers to respond properly to the flood of calls. Traditional checks and balances on documentation slipped away as filing systems went electronic, and mortgages were packaged into bonds at a relentless pace."

Morgan Stanley estimated as many as 9 million U.S. mortgages that have been or are being foreclosed may face challenges over the validity of legal documents.

Mortgage servicers are required to act in the best interests of the investors who own the mortgages. However, a foreclosure expert testified before the Congressional Oversight Panel that perverse financial incentives lead servicers to foreclose when other options may be more advantageous to both homeowner and investor.

Fifty state attorneys general opened a joint investigation and major federal regulators initiated reviews of bank foreclosure practices, including the Federal Reserve's examination of the largest banks' policies, procedures, and internal controls related to loan modifications, foreclosures and securitizations to determine whether systematic weaknesses led to improper foreclosures.

Fitch Ratings warned the "probes may highlight weaknesses in the processes, controls and procedures of certain [mortgage] servicers and may lead to servicer rating downgrades."

"While federal regulators and state attorneys general have focused on flawed foreclosures," reported *Bloomberg* (10/24/10), "a bigger threat may be the cost to buy back faulty loans that banks bundled into securities."

Mortgage repurchases cost Bank of America, Citigroup, JP Morgan Chase and Wells Fargo $9.8 billion in total as of September 2010, according to Credit Suisse. Goldman Sachs estimated the four banks face potential losses of $26 billion, while other estimates place potential losses substantially higher.

The Audit Committee of the Board of Directors is responsible for ensuring the Company has adequate internal controls governing legal and regulatory compliance. With the Company's mortgage-related practices under intensive legal and regulatory scrutiny, we believe the Audit Committee should act proactively and independently to reassure shareholders that the Company's compliance controls are robust.

Resolved, shareholders request that the Board have its Audit Committee conduct an independent review of the Company's internal controls related to loan modifications, foreclosures and securitizations, and report to shareholders, at reasonable cost and omitting proprietary information, its findings and recommendations by September 30, 2011.

The report should evaluate (a) the Company's compliance with (i) applicable laws and regulations and (ii) its own policies and procedures; (b) whether management has allocated a sufficient number of trained staff; and (c) policies and procedures to address potential financial incentives to foreclose when other options may be more consistent with the Company's long-term interests.

BNY MELLON
ASSET SERVICING

US Securities Services

November 09, 2010

To Whom It May Concern

Re: Bank of America Corporation **CUSIP#: 060505104**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 09, 2009 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Employees' Retirement System.

The New York City Employees' Retirement System	12,127,420 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286

BNY MELLON
ASSET SERVICING

US Securities Services

November 09, 2010

To Whom It May Concern

Re: Bank of America Corporation **CUSIP#: 060505104**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 09, 2009 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund 1,769,529 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286

BNY MELLON
ASSET SERVICING

US Securities Services

November 09, 2010

To Whom It May Concern

Re: Bank of America Corporation **CUSIP#: 060505104**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 09, 2009 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System 10,882,909 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

BNY MELLON
ASSET SERVICING

US Securities Services

November 09, 2010

To Whom It May Concern

Re: Bank of America Corporation **CUSIP#: 060505104**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 09, 2009 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Police Pension Fund.

The New York City Police Pension Fund	4,404,324 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286

BNY MELLON
ASSET SERVICING

US Securities Services

November 09, 2010

To Whom It May Concern

Re: Bank of America Corporation **CUSIP#: 060505104**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 09, 2009 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System 540,953 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286

Exhibit C

Stephen Johnson and Martha Thompson

*** FISMA & OMB Memorandum M-07-16 ***

By Fax (704-409-0350) and Email (kristin.m.oberheu@bankofamerica.com)

November 17, 2010

Alice A. Herald
Corporate Secretary
Bank of America Corporation
101 South Tryon Street
NC1-002-29-01
Charlotte, NC 28255

Dear Ms. Herald:

As joint owners of 1,200 shares in Bank of America Corporation ("Company"), we, Stephen Johnson and Martha Thompson, hereby submit the enclosed resolution for consideration at the upcoming annual meeting.

The resolution requests that the Company prepare a report to shareholders on its residential mortgage loss mitigation policies and outcomes, including home preservation rates for 2008-2010,with data detailing loss mitigation outcomes for black, Latino, Asian and white mortgage borrowers; and on what policies and procedures the Company has put in place to ensure that it does not wrongly foreclosure on any residential property and that affidavits and other documents that the Company submits to the courts in foreclosure actions are accurate and legally sufficient.

The attached proposal is submitted for inclusion in the 2011 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We are the beneficial owners of these shares as defined in Rule 13d-3 of the Act. We intend to maintain ownership of the required number of shares through the date of the next stockholder's annual meeting. We have been shareholders for more than one year and have held over $2,000 of stock. We, or other representatives, will attend the shareholders' meeting to move the resolution as required by the SEC Rules.

Please direct any phone inquiries regarding this resolution and send copies of any correspondence to Mike Lapham, Responsible Wealth Project Director, c/o United for a Fair Economy, 29 Winter Street, 2nd Floor, Boston, MA, 02108; 617-423-2148 x112; mlapham@responsiblewealth.org and to Tim Lilienthal, *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

I look forward to further discussion of this issue.

Sincerely,

Stephen Johnson
Martha Thompson

Formatted: Left: 1", Right: 1", Top: 0.5", Bottom: 0.5"

Bank of America Shareholder Resolution on Foreclosures

WHEREAS:

Bank of America is the largest residential mortgage servicer in the United States, servicing $2.1 trillion in mortgage loans in 2010.

Eleven million borrowers across the country are currently at risk of losing their homes and, according to the Mortgage Bankers Association, one out of every two hundred homes will be foreclosed on during the current foreclosure crisis.

The foreclosure crisis has disproportionately affected black and Latino mortgage borrowers, who are currently 76% and 71% more likely, respectively, to have lost their homes to foreclosure than white borrowers, according to the Center for Responsible Lending.

The concentration of foreclosed properties, especially in predominately black and Latino communities, reduces the value of nearby properties and leads to neighborhood deterioration.

There is widespread evidence that mortgage servicers are providing poor service to distressed borrowers, which is hindering loan modification efforts. Furthermore, the Congressional Oversight Panel reports that "servicers are not properly incentivized to perform modifications even when modifications would yield a positive net present value for investors."

There is also widespread evidence that servicers have engaged widely in "robo-signing" — automatically generating affidavits claiming that mortgage lenders have reviewed key documents, when no such review occurred, even where the chain of assignment of the note and other fundamental facts are in question.

All fifty state Attorneys General and forty state bank and mortgage regulators have convened the Mortgage Foreclosure Multistate Group to investigate abuses in mortgage servicers' foreclosure filings and determine whether servicers have violated state law, including unfair and deceptive practice laws.

Robo-signing and other servicing abuses expose Bank of America to serious legal and reputational risks. The findings of the Mortgage Foreclosure Multistate Group may lead to substantial civil and/or criminal penalties, as well as mortgage putbacks, that could adversely impact Bank of America's stock price and ability to pay shareholder dividends.

RESOLVED:

Shareholders request that the Board of Directors publish a special report to shareholders, at reasonable expense and omitting proprietary information, by September 2011 on:

1. Bank of America's residential mortgage loss mitigation policies and outcomes, including home preservation rates for 2008-2010, with data detailing loss mitigation outcomes for black, Latino, Asian, and white mortgage borrowers;
2. What policies and procedures Bank of America has put in place to ensure that it does not wrongly foreclose on any residential property in judicial or non-judicial foreclosure states, and that affidavits and other documents that Bank of America submits to the courts in foreclosure actions are accurate and legally sufficient.

Stephen Brian Johnson and Martha R. Thompson

*** FISMA & OMB Memorandum M-07-16 ***

November 30, 2010

Kristin Marie Oberheu
Bank of America Corporation
NC1-002-29-01
101 South Tryon Street
Charlotte NC 28255

Dear Ms. Oberheu:

We are writing in response to your letter of November 22, 2010, in which you asked for proof that we have held at least $2,000 worth of Bank of America stock for at least one year prior to the date we filed our shareholder resolution.

Attached to this letter is a letter from our broker at Scottrade, where the shares are held. This letter states that we have held more than $2,000 in shares of Bank of America stock for more than a year prior to November 17, 2010, the date we filed our shareholder resolution.

If there is any other information you need from us, please do not hesitate to contact us.

Sincerely,

Stephen Brian Johnson   Martha R. Thompson

cc: Mike Lapham

Scottrade

MEMBER FINRA/SIPC

1310 Westover Terrace Ste 106
Greensboro NC 27408-7914
336-275-7205 • 1-888-928-2733

November 29, 2010

Kristin Marie Oberheu
Bank of America Corporation
NC1-002-29-01
101 South Tryon Street
Charlotte, NC 28255

Re: Scottrade Account *** FISMA & OMB Memorandum M-07-16 ***

To Ms. Oberhue:

I am writing to certify that Martha Ruth Thompson and Stephen Brian Johnson jointly hold 1,000 shares of Bank of America stock in an account held at Scottrade. According to our records, they have held these shares continuously several years prior to November 17, 2010. Furthermore, the value of these shares exceeded $2,000 as of that date.

Sincerely,

Anthony Mason
Branch Manager

Exhibit D

Lending and Investing Initiative:

Quarterly Impact Report

THIRD QUARTER 2010

Bank of America

Bank of America extends almost half a trillion dollars in credit in the first nine months of 2010



MOYNIHAN

To our customers, shareholders, associates and neighbors:

As we all work to help keep the economic recovery on track, Bank of America also continues to do its part. In the third quarter of 2010, we extended more than $173 billion in credit to individual and business customers, and invested billions more in our communities. These resources help people, companies and nonprofit organizations pursue their goals and create opportunity every day.

I'd like to highlight our ongoing efforts in three areas in particular: shifting to a consumer banking strategy based on building strong customer relationships; helping financially distressed homeowners; and supporting small businesses.

Consumer banking - The marketplace for consumer banking is changing. Customers want clarity, choice, control and value they can see and understand. We have responded with a customer-focused strategy built on straightforward banking with secure, accessible and reliable products and services, and knowledgeable associates who are a part of your community. Our Clarity Commitment® statements briefly and clearly outline the key customer benefits and obligations for many products. We have stopped charging overdraft fees on everyday (non-recurring) point-of-sale debit transactions. We are confident this is a sound strategy and the right business decision as we're seeing deepening relationships and lower customer complaints and attrition.

Helping homeowners - We continue to do all we can to help homeowners stay in their homes whenever possible through mortgage modification programs. We've completed about 700,000 mortgage modifications for customers since the beginning of 2008, including those from Countrywide.

In light of concerns some have raised about foreclosure processes, we temporarily delayed foreclosure sales to review our own processes. In the 23 states where courts have jurisdiction over foreclosures, we have completed that review and resumed preparing foreclosure files for resubmission to the courts. The basis for our past foreclosure decisions is accurate. Of foreclosures completed in the third quarter, on average, customers had not made a payment for at least 18 months; one in three homes was already vacant. Managing a foreclosure is wrenching for the homeowner and complicated for everyone involved. But reaching a resolution is the best way to help customers begin the process of repairing their financial lives and to help local housing markets and economies begin to recover.

Supporting small businesses - Last year, we announced that we would increase lending to small- and medium-sized businesses with revenues up to $50 million. At $71.2 billion year to date, we are already $12.6 billion ahead of last year's results over the same period. Through the third quarter, we've assisted more than 22,700 small business card clients to improve their monthly cash flows by modifying payment structures. During the quarter, we announced and began awarding $10 million in grants to nonprofit community lenders for use as loan loss reserves. These are projected to unlock as much as $100 million in low-cost, long-term government capital for microloans, helping as many as 8,000 small businesses across the country. These steps will help create more opportunity for small businesses in all the markets we serve.

In this report, you will find articles providing more details about these important initiatives, as well as the other parts of our business that are helping to drive the economic recovery in the neighborhoods we serve. I hope you find this information useful.

Brian T. Moynihan
Chief Executive Officer and President

FAST FACTS: ***1/1/2010 – 9/30/2010***

- **Approximately $214 billion in first mortgages**
- **More than $52 billion in LMI mortgages**
- **More than 208,000 mortgages modified**
- **More than 430,000 U.S. consumer credit cards modified**
- **More than $13.8 billion in Small Business lending**
- **Nearly $212 billion in commercial non-real estate loans**
- **Nearly $34 billion in commercial real estate loans**

www.bankofamerica.com/opportunity

PERFORMANCE UPDATE

We recognize that we have a unique responsibility to contribute to the nation's economic recovery, and we are pleased to report on our Q3 2010 results and their impact in creating opportunities within important sectors.

Note: The results in the Q3 2010 Highlights column demonstrate sector impact, and some numbers may be reflected under multiple categories. Therefore, numbers do not add to a cumulative total.

Sector/Overview	Q3 2010 Highlights (YTD: 1/1/10 - 9/30/10)
Consumer Lending Serving one out of every two U.S. households, we are committed to meeting Americans' checking, savings, credit and home loan needs—responsibly.	• **Approximately $72 billion in first mortgages**, helping nearly 322,000 people purchase a home or refinance an existing mortgage *(YTD: $214 billion; nearly 984,000 customers)* • **$2 billion in home equity products** *(YTD: $6 billion)* • **Nearly $16.2 billion in mortgages to more than 103,000 low- and moderate-income (LMI) customers** *(YTD: $52.2 billion; nearly 347,000 LMI customers)* • **$3 billion in new domestic consumer and small business credit cards** *(YTD: $9 billion)* • **$5 billion in other consumer credit** such as indirect auto loans *(YTD: $22 billion)*
Loss Mitigation By modifying terms, refinancing and supporting credit counseling, we help borrowers stay in their homes and manage credit card debt.	• **Assisted 700,000 customers** with a completed home loan modification since January 2008, inclusive of Countrywide • **Completed nearly 50,000 loan modifications this quarter** • **Expanded default management and loan modification staff to nearly 20,000** to help customers experiencing difficulty with their home loans, representing almost a 93% increase since January 2009 • **More than 430,000 U.S. consumer credit card and consumer unsecured loans modified during the first nine months of 2010**, representing more than $3.9 billion in credit; on average, card customers' monthly payments were reduced by about one-third
Small Business Lending Companies with revenues up to $20 million are a critical driver of the U.S. economy. We are committed to supporting them with a suite of credit products and services.	• **Almost $5.7 billion in credit extended:** $508 million in Small Business Banking; more than $5.2 billion in Business Banking *(YTD: more than $13.8 billion in small business lending)* • YTD assisted more than 22,700 small business card clients to improve their monthly cash flows by modifying payment structures
Commercial and Corporate Lending Offering integrated financial solutions, we are a leading commercial, corporate and investment bank, providing lending, investing, debt and equity underwriting, and advisory services to both small and large corporations, institutional investors, financial institutions and government entities.	• **$80 billion in commercial non-real estate loans** *(YTD: nearly $212 billion)* • **$11 billion in commercial real estate loans** *(YTD: nearly $34 billion)*
Nonprofit Support Through lending, investments and philanthropy, we support vital community resources: nonprofits, government entities and anchor institutions such as hospitals and colleges.	• **$11 billion in credit extended to nonprofit, government and anchor institutions** *(YTD: nearly $33 billion)* • **Nearly $48 million in corporate philanthropy** *(YTD: $129 million)* • **In 2009, exceeded $200 million in charitable investments**, the first year of our 10-year, $2 billion philanthropic giving goal • **More than 860,000 associate volunteer hours toward 2010 Million-Hour Challenge**

Sector/Overview	Q3 2010 Highlights (YTD: 1/1/10 - 9/30/10)
"Green" Financing As part of our 10-year, $20 billion business initiative to address climate change, which took effect in March 2007, we promote an environmentally sustainable economy through strategic investments and financing for "green" construction and renewable energy.	• **More than $917 million in "green" commercial real estate debt and equity transactions** *(YTD: nearly $1.3 billion; since March 2007, more than $3.7 billion)* • **More than $218 million in "green" energy and power financing** *(YTD: more than $438 million; since March 2007, more than $2.4 billion)*
Community Development Our loans and investments help revitalize LMI areas by creating affordable housing and vibrant retail and commercial sites. We invest in Community Development Financial Institutions (CDFIs) that extend credit to LMI families and small businesses.	• **Almost $543 million in Community Development Banking** commercial real estate-based lending *(YTD: nearly $1.7 billion)* • **More than $148 million in tax credit investments: $130 million in low-income housing; nearly $18 million in historic, new markets and solar** *(YTD: nearly $389 million tax credits; almost $10 million in other CDC equity)* • **Ranked #1 affordable housing lender for 2009** by Affordable Housing Finance magazine • **$23 million in CDFI commitments** for lending and investments, including **$9 million in Program Related Investments** (PRIs) *(YTD: $147 million total CDFIs; $38 million PRIs)*
Socially Responsible Private Equity We routinely facilitate the flow of capital from institutional investors to underserved small businesses, including those owned by women or ethnic minorities, those in LMI areas or those that provide services to underserved populations.	• **Managed and advised on nearly $1.1 billion in capital to small businesses** fitting "underserved" categories
Real Estate-Owned (REO) Properties To combat the growing number of foreclosed and vacant properties, we are working with those that have received funds under the Neighborhood Stabilization Program (NSP) to help restore these communities.	• More than $7.5 million to help with relocation costs for more than 2,900 tenants and owners of foreclosed properties *(YTD: more than $22 million; more than 8,500 tenants and owners)* • Provided REO information weekly to more than 400 jurisdictions and offered properties for sale consistent with NSP regulations
Supplier Diversity We encourage supplier diversity by increasing the amount of products and services we purchase from minority-, women-, veteran- and disabled-person-owned business enterprises.	• 2010 is the first year of our five-year goal to spend $10 billion with small, medium-sized and diverse suppliers • Spent more than $10 billion with diverse businesses in the past 10 years • Spent $1.9 billion with diverse suppliers in 2009, the highest total by year in the history of our Supplier Diversity program



We're working hard to understand what our customers want and need, so we can translate that into the right solutions for them.

Helping customers manage everyday finances more confidently

Listening to customers and providing solutions to help them manage their everyday finances has long been a primary focus for Bank of America and has been especially so during this period of economic recovery.

"We believe we offer customers the best value they can find anywhere, but it's how our associates deliver the full power of our company that sets opportunity in motion for our customers and communities," said Joe Price, Consumer & Small Business Banking president. "Our customers' needs are changing, and so are we. We're working hard to better understand what customers want and need, and then translating that into the right solutions to help them feel more in control of their financial decisions so that we can deepen every relationship."

Bank of America began making enhancements earlier this year to do exactly that. The company is changing the way its consumer bank does business, focusing on a relationship enhancement strategy designed to incent customers to bring more business and to make pricing more upfront and transparent. This change continues to move the bank away from a dependence on penalty fees and provides the customer with a better banking experience.

The latest improvements are helping customers more confidently manage their money and understand how much they have available to spend. These changes demonstrate the bank's continuing commitment to providing customers clear, straightforward banking, with secure, accessible and reliable products and services through friendly, knowledgeable associates in local communities.

Earlier overdraft notification

As part of the bank's industry-leading approach to overdraft services, customers can now see Insufficient Funds/Overdraft fees and Extended Overdrawn Balance Charges that are in a "Processing" status up to 24 hours sooner. Customers can more easily determine why they received a fee, take action to cover the full amount of an overdraft and prevent additional fees.

Simplification of debit card purchases

PINless debit card purchases have been simplified to reflect either an "Authorized" or "Processing" status. This helps customers better understand the status of their transaction and what their Available Balance will be.

Flexible deposit and transfer times

Customers can now make a qualifying deposit or transfer after cut-off times and have it included in the balance used to pay transactions that night. This can help them avoid overdrafts, returned items and related fees. Likewise, debits made after business day cut-off will be deducted from their Available Balance.

BankAmericard Cash Rewards™

Customers now have a refreshingly simple way to earn 1 percent cash back on all purchases with a rewards program that doesn't make them jump through hoops.

eBanking

In August, the company began offering eBanking, which allows customers who primarily use such alternative channels as online banking and ATMs, to be rewarded with better pricing.

The bank also plans to begin testing new offerings in December that will provide customers with choices on how to pay for their banking services and reward them for using certain products or increasing their overall financial services relationship with us.



We've completed home loan modifications for nearly 700,000 customers, including those from Countrywide, since January 2008.

Convening leaders to move the housing industry forward

From impacts of regulatory reform to increased distressed property sales to the future of government support for housing, the next 18 months will be critical for the home lending industry. With that backdrop, in August Home Loans & Insurance President Barbara Desoer hosted a Washington, D.C. summit with economists, academics, real estate executives, community leaders, think tank strategists and private sector practitioners.

"Hosting the summit allowed us to gather additional perspectives and exchange ideas to move the housing industry forward and aid in the nation's economic recovery," Desoer said. "Hearing a diverse mix of opinions in the room provided the perspectives we need to tackle the challenges of today and build a stronger future system." Two key areas emerged as linchpins for the housing recovery: maintaining the flow of credit for home financing and stabilizing the market with support for distressed homeowners.

To the first point, Bank of America continues to lend responsibly and help customers purchase a home or refinance. In the first three quarters of 2010, we extended nearly $220 billion in credit to more than one million home loan customers. To better align our Home Loans business to Bank of America's customer-driven business model, a significant change announced this fall was our exit of the first mortgage wholesale business. This strategic move will focus more operational resources on fulfillment capacity in our leading direct-to-consumer retail and correspondent channels, helping existing and new bank customers obtain mortgage financing.

Also, we know our work to assist distressed homeowners and mitigate the increase in foreclosures is central to preserving communities and stabilizing the economy. Since January 2008, Bank of America has completed loan modifications for nearly 700,000 customers, including those from Countrywide. That total includes an industry-high nearly 80,000 Home Affordable Modification Program (HAMP) modifications. The company has undertaken a massive realignment of the servicing organization to respond to the needs of delinquent borrowers and improve service. Efforts have included expanding default management staffing by 93% to nearly 20,000 associates, launching a case management model to provide customers in the loan modification process a single point of contact, and assisting borrowers via more than 500 outreach events since January 2009.

From modifications to short sales and deeds-in-lieu, we exhaust every option to help a homeowner avoid foreclosure, but not everyone will qualify for assistance. The unfortunate reality of the severe economic recession and housing downturn is that many borrowers cannot afford to remain in their homes. Of the foreclosure sales completed in the third quarter, on average the borrower had been delinquent in payments for more than 18 months, and in more than 30% of those cases, the property had been vacated. When we cannot change the foreclosure outcome, we work to provide a process that includes dignity and respect. That is why we are working to expand support services, with relocation assistance, credit counseling, and other aid to renew neighborhoods and help customers rebuild.

In the first three quarters of 2010, we extended nearly

$220 billion

in credit to more than one million home loan customers.

Maintaining the flow of credit for home financing and stabilizing the market with support for distressed homeowners are linchpins for the housing recovery.



We're at the forefront of helping small and medium-sized businesses weather the sluggish economic recovery.

Leading the way in providing small business support

We loaned nearly

$26 billion

to small and medium-sized business during the third quarter.

Our singular goal is to put more credit into the hands of small business owners.

Through lending, grants and other innovative support, Bank of America remains at the forefront of helping small and medium-sized businesses weather the sluggish economic recovery and position themselves for growth in better economic times.

On the lending front, we loaned nearly $26 billion to small and medium-sized businesses during the third quarter, bringing the year-to-date total to more than $71.2 billion — more than $12.6 billion over the same period last year. In December 2009, we pledged to increase lending to those businesses by $5 billion more than we did in that year, for a total of $86 billion in 2010.

"Although we are making every good loan we can within the bounds of prudent underwriting, we knew we could do more," said David Darnell, president of Global Commercial Banking. "We began looking at other ways we are uniquely qualified to help small businesses, such as our relationships with Community Development Financial Institutions (CDFIs) and our capital markets expertise. Our singular goal is to put more credit into the hands of small business owners."

During the third quarter, we announced and began awarding $10 million in grants to nonprofit community lenders for use as loan loss reserves. With these reserves, they can unlock as much as $100 million in low-cost, long-term government capital for microloans, helping as many as 8,000 small businesses across the country to the nation's smallest businesses and start-up ventures.

"CDFIs help drive economic development by channeling federal funding into low-cost loans to small businesses across the United States. In past years, however, federal funds have gone unused because the CDFIs have been unable to meet the required loan loss reserves," said Dan Letendre, CDFI Lending & Investing executive. "We recognized the need and responded by immediately supplying grants to these nonprofit lenders, shoring up their reserves and helping them unlock available capital for small businesses in need."

During the first round of these grants, we awarded 40 grants totaling more than $3.7 million to CDFIs and other nonprofit lenders that will enable them to access loan programs through the Small Business Administration (SBA) and the U.S. Department of Agriculture (USDA). These federal funds for small business microloans have gone unused in past years because CDFIs did not have the loan loss reserves required - up to 15% of the amount borrowed, depending on the program - to obtain the capital from the government.



Our CDFI investments are helping small businesses, such as LaLola Bar De Tapas in San Francisco.

CDFIs receiving this initial round of grants estimate the capital they obtained enables them to make 2,000 new microloans to small businesses and start-ups, helping to retain or create nearly 4,000 jobs in local communities across the nation, which is critical to economic recovery.

Bank of America is the nation's largest investor in CDFIs, with more than $1 billion in loans and investments to 120 CDFIs in 37 states. Our loan loss reserve grants will continue to be available through December 2011.

The first grant recipients serve small businesses in urban and rural communities in 17 states. The grants have enabled lenders to not only access low-cost loan capital, but also expand their lending programs into new communities. Early results include:

> New York — Six nonprofit lenders have used $900,000 in Bank of America grants to leverage $5.5 million in SBA microloan and 7(a) capital, as well as U.S. Department of Agriculture capital, helping to retain or create an estimated 1,212 local jobs.
>
> California — Nine nonprofit lenders have used $790,000 in Bank of America grants to leverage $5.6 million in SBA microloan capital, helping to retain or create 713 local jobs.
>
> Minnesota — Two nonprofit lenders have used $187,500 in Bank of America grants to leverage nearly $1.3 million in SBA microloan capital, helping to retain or create 270 local jobs.
>
> Kentucky — Two nonprofit lenders have used $191,100 in Bank of America grants to leverage almost $1.3 million in SBA microloan capital, helping to retain or create 75 local jobs.

As the largest bank SBA 504 lender last year, we believed we were uniquely positioned to do even more. So, another innovative step we've taken is in assembling the nation's first pool of SBA 504 first-mortgage loans for sale under the SBA's new secondary program. This move enhances the flow of capital by increasing the capacity of community banks to make even more small business loans. We were able to do this by joining forces with CDC Small Business Finance, the nation's largest SBA 504 lender. Our purchase of these loans frees up the balance sheets of many smaller lenders across the country so that they can make more loans to small business owners.

Our CDFI grants of

$10 million

could unlock $100 million in capital for small businesses.

The first grant recipients serve small businesses in 17 states and are projected to help retain or create nearly 4,000 jobs.



Dr. Diana Van Der Ploeg, Butte College president, visits the college's solar energy project that generates all its electricity.

Helping colleges and universities stay on course

Colleges and universities serve a unique role in providing knowledge and skills that are equipping today's students for tomorrow's career opportunities. Equally important, they play a vital role in workforce development that is so critical to helping move the U.S. economy forward.

However, while the struggles of industry and government to navigate through recent economic uncertainty have been well-documented, perhaps less focus has been given to the nation's institutions of higher education. With drops in annual giving, volatility in endowment investment returns, elimination of some government grant programs and pressure to keep tuition down, universities and colleges across the country have had to make difficult decisions. The financial conundrum of where to cut and how to sustain facilities, operations, academic programs, financial aid, faculty and staff salaries, and other capital expenses has been a prevalent topic for most institutions.

By tailoring financial solutions to address specific needs, Bank of America Merrill Lynch is a trusted adviser and integral partner in hundreds of institutions of higher learning across the nation. With nearly 3,000 clients in the sector and $15 billion in credit extended, our expertise has earned us financial service relationships* with:

- 90% of the Best National Universities
- 80% of America's (Top 25) Best Private Colleges
- 75% of the Top Public National Universities
- 74% of America's (Top 50 Overall) Best Colleges
- 72% of America's (Top 25) Best Public Colleges
- 70% of the Best Liberal Arts Colleges

Our broad array of financial solutions has helped our higher education clients seize opportunities where our competitors may have been unable to do so, giving our clients the opportunity to survive and thrive.

Emerson College

One example is our relationship with Emerson College in Boston, which has spent the past 15 years relocating from Back Bay to the Theatre District. In the process, they've rejuvenated their campus and helped to transform the neighborhood. "The multi-million dollar line of credit Bank of America Merrill Lynch provides to Emerson is for working capital and day-to-day operations, allowing us to focus our fundraising, tuition and other cash flows on our campus relocation and the exciting special projects that enhance and strengthen the school for students today and in the years ahead," said John Donohoe, associate vice president for Finance. "This operating capital is critical to our ability to provide consistent excellence to our campus community."

Butte College

We've helped Butte College, in northern California, become a national community college leader in sustainability by providing nearly $12.7 million in taxable Clean Renewable Energy Bond financing for its solar project's third phase. "Once completed, Butte College will provide enough clean renewable energy to cover all of our electricity needs and generate slightly more than we use, which will be a source of additional revenue for the college," said Dr. Diana Van Der Ploeg, Butte College president. "The money saved could be used to enhance student programs and services, and add classes in emerging technologies, including green job training and offering more classes on sustainability."

**Based on 2009 figures from various institutional ranking*



The third quarter of the year was encouraging in the quality and breadth of the corporate bond market.

Raising capital for corporate growth, expansion

The typical late-summer lull in capital-raising activity is predictably followed by an upswing in September. However, this year's September spike in the bond markets was dramatic, as corporations raced to raise capital at a record pace.

During the week of September 6, Bank of America Merrill Lynch's corporate bond writing abilities became especially evident when the investment grade corporate bond market surged. In the shortened week that began with the Labor Day holiday, 37 deals worth $34.5 billion were priced, making it the busiest week of the year, according to industry league tables. Our high-grade desk was extremely active, pricing 15 transactions, or 41% of the total deals that came to market that week. League tables showed the two-day span was the busiest ever, both in terms of volume and number of deals.

"The quarter overall was better than it appeared," said Lisa Carnoy, co-head of global capital markets for Bank of America Merrill Lynch. "We had some windows where the market was strong and some where it was dormant, but in totality, the quality and breadth were quite encouraging."

Our Global Banking & Markets business was at the center of this flurry of activity. Using our market-leading bond underwriting expertise, we helped companies across a variety of industries raise money that's often earmarked for growth and expansion. The companies we worked with represented a cross-section of industries that are key drivers of economic recovery. Clients included The Home Depot, the world's largest home improvement retailer; railroad operator Burlington Northern Santa Fe; soft drink bottler Coca-Cola Enterprises; and the Goodrich Corporation, a leading supplier of components for the aerospace and aviation sectors.

Jim Probert, head of Bank of America Merrill Lynch's investment-grade corporation bond and loan issuance for the Americas, estimated the combination of easy Fed monetary policy and other factors have put an extra $3 trillion in bond investors' pockets. "Though the supply of new bonds is great, it's not that much in the context of all of this demand," he said. "There is a pretty reasonable chance we'll see more records broken in corporate borrowing rates in the fourth quarter."

Fueling renewable, energy efficiency projects for clients

Even in this challenging economy, strong demand for capital, service and expertise in financing renewable and energy efficiency technologies continues to present compelling business opportunities for our clients.

Recently, Banc of America Public Capital Corp Renewable Energy Finance provided Mercer Foods in Modesto, California with a $4.5 million loan for a new solar energy system. The company estimates 20% annual energy savings, or about $195,000. Also in California, our Energy Services group worked with the Oxnard High School District to issue $19 million of Qualified Energy Conservation Bonds (QECBs). The funds are enabling solar panel installations at six of the district's seven locations, with annual energy savings projected at more than $22 million over 25 years.

Of the market's total deals, we priced

41%

in the shortened week of the Labor Day holiday, the busiest of the year.

Companies we worked with are key drivers of the economic recovery.



The Villas at Gower will offer housing and support services to homeless and low-income families in Los Angeles.

Enabling access to affordable housing and social services

Many factors, especially economic downturns, can impact the most vulnerable members of a community, often resulting in homelessness. We're working with nonprofits and affordable housing developers across the nation to provide supportive housing as an alternative to life on the streets. Combining access to affordable housing for low income, disabled, individuals with mental illness and chronically homeless people with access to social services, supportive housing creates opportunities for residents to live more independent, rewarding lives.

Earlier this year we provided more than $20 million in financing and equity investments for the construction of The Villas at Gower, a $31.6 million supportive housing development in Los Angeles. Upon completion in fall 2011, the project will offer housing and supportive services to chronically homeless families and very low-income individuals with special needs earning less than 30% of the Area Median Income (AMI). Services will include intensive case management, linkage to health and dental care, mental health care, after-school tutoring, jobs, educational services and life-skill workshops. The project's design provides a protective environment for tenants to live and learn new skills while re-engaging with society. Designed to meet LEED silver certification requirements, the environmentally sound construction will lower building operating costs and enhance the surrounding neighborhood.

Proximity to public transportation and other community services is important for supportive housing residents. The Metro Station Apartments in Austin, built along the city's new commuter rail, will be the first transit-oriented supportive housing development in Texas. In June, we provided $25.4 million in financing and equity investments that are creating 150 multi-family apartments which will serve households at 30% to 60% AMI. Foundation Communities, a nonprofit with expertise in creating high quality affordable housing and associated services, will provide affordable housing plus support services to help educate, support and improve the financial standing of tenants. Completion of this project which is seeking LEED Gold certification is scheduled for December 2011.

Concern MacDougal is a 65-unit, single-site supportive housing program located in Brooklyn, New York that will be complete by year-end 2010. In July, we provided more than $8.3 million in financing and equity investments in the project which will serve low-income individuals living with mental illness, formerly homeless individuals and persons with mobility or visual impairment. Concern for Independent Living, the nonprofit developer, will provide on-site services including case management and non-medical assistance with daily living skills, enabling residents to remain independent. The project includes environmentally sound features including solar panels, an air re-circulation system and Energy Star appliances, windows and light fixtures.

In August, we provided nearly $48 million in financing and equity investments to Mercy Housing, a national nonprofit, for the rehabilitation of two properties in Chicago. In addition, Bank of America Merrill Lynch served as underwriter and marketer of $33 million tax exempt bonds issued by the City of Chicago to finance the project that will provide nearly 275 units of affordable housing and on-site social services to low-income individuals. Some of the supportive services will include case management, employment training, mental health services, cultural enrichment and a tenant leadership program.



Our Student Leaders program provides on-the-job training and a leadership development summit in Washington D.C.

Preparing the next generation of community leaders

This summer, 227 Bank of America Student Leaders from across the country gathered in the nation's capitol to gain new tools and resources to help them identify and focus on opportunities they have to help strengthen their neighborhoods. The program is a distinctive component of our signature philanthropic program, the Neighborhood Excellence Initiative® (NEI), which recognizes outstanding nonprofits and individuals for their community service and leadership. The Student Leaders program recognizes high school juniors and seniors for making a difference and provides them an opportunity to develop further as leaders.

"We believe that strong community leadership is critical to advancing the economic and social health of the communities we serve, and our vision has been to recognize and nurture civic-minded young people to help prepare them to take on pressing community challenges," said Kerry Sullivan, Bank of America Charitable Foundation president. "When we began the program, our intent was to help meet a projected need for nonprofit leadership. However, with the national teen unemployment rate hovering around 26% and anticipated to remain challenging, we also are helping address one of the critical issues affecting young people today - the opportunity for on-the-job training."

To that end, Bank of America partners with 89 nonprofit organizations to put students with a passion for community service to work over the summer in a variety of programs. Through paid internships, students gain a first-hand view of how nonprofits play a critical role in improving communities while obtaining valuable work experience at organizations such as Habitat for Humanity, Communities in Schools, and the Boys and Girls Club.

In addition, students participated in a weeklong Student Leadership Summit in Washington, D.C. While there, they attended workshops on issues such as financial education, a service learning project with the National Parks and a session highlighting service opportunities and challenges with Patrick Corvington, CEO of the Corporation for National and Community Service.

Students reported many benefits from their time in D.C. "As a first generation college student, the Student Leadership Summit helped me enhance my communication skills," said Joycelyn Ovalle of Houston, Texas, adding that being around individuals who share her vision to improve the world will help her strive to do more for her community. Grace Altamura of Stamford, Connecticut said being recognized as a Student Leader has inspired her to take her place as a leader in her community to better address pressing issues in the world today. And, Seattle's Courtney Moore said that as a result of the program, she's grown as a confident, engaged and active citizen, "bringing my passion to make a difference in people's lives wherever I go."

Since NEI's inception in 2004, we have recognized more than 1,400 Student Leaders for their leadership and service. This year alone, we invested more than $1 million in the internship program and committed more than $7 million since the program began. We've invested $130 million in local communities through NEI since its beginning to help set opportunities in motion for individuals, families and nonprofits.

We partner with

89

nonprofit organizations to put students with a passion for community service to work over the summer.

Students get a first-hand view of the role of nonprofits in the community while gaining work experience.

Supporting working families to retain income

By leveraging a powerful combination of Bank of America Community Volunteers and our philanthropic support, we helped working families file their income tax returns and retain more of their income through the federal Earned Income Tax Credit (EITC) during this year's filing season.

As part of the company's ongoing efforts to help working individuals and families achieve greater financial stability, we partner with United Way Worldwide and other organizations to support free tax preparation assistance and other social services. And, during tax season, 430 of our associates worked at Volunteer Income Tax Assistance sites across the country, helping deliver approximately $250 million in EITC returns and nearly $739 million in total tax refunds for working families. In 2010, tax sites saw an increase in homeowners, individuals with college educations, and those using their refunds for basic needs and/or emergency expenses.

According to a leading public policy institution, EITC dollars stimulate state and local economies through a "multiplier" effect, with every $1 in EITC funds generating $1.50 locally. Low-income neighborhoods gain as much as $18.4 billion annually through the EITC.

Since 2007, Bank of America support has benefitted more than 60 markets in 28 states and contributed to completion of more than 1.5 million free tax returns and almost $2 billion in total tax refunds to working families in these communities. The partnership is one more demonstration of how the company is helping generate opportunities for individuals and families as well as the economic and social health of local communities.

CUSTOMER SERVICE

GENERAL	**1.800.432.1000**	**SMALL BUSINESS**	**1.888.BUSINESS (1.888.287.4637)**
CREDIT CARD	**1.800.732.9194**	**MORTGAGE**	**1.800.669.6607**

This report was printed and distributed by Bank of America's Support Services group. Formed in 1990, Support Services has nearly 300 associates with intellectual challenges providing the company's lines of business with innovative, responsive and cost-effective products and services in the areas of document packaging and fulfillment, digital printing, wide-format printing and screen printing. In addition to providing the company with a cost-effective internal resource, Support Services offers associates an integrated work environment, competitive salary with benefits and enhanced quality of life, increasing their opportunity to develop professionally and lead independent lives.

Bank of America

Exhibit E

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

(Mark One)

[✓] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Quarterly Period Ended September 30, 2010
or
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number:
1-6523

Exact Name of Registrant as Specified in its Charter:
Bank of America Corporation

State or Other Jurisdiction of Incorporation or Organization:
Delaware

IRS Employer Identification Number:
56-0906609

Address of Principal Executive Offices:
Bank of America Corporate Center
100 N. Tryon Street
Charlotte, North Carolina 28255

Registrant's telephone number, including area code:
(704) 386-5681

Former name, former address and former fiscal year, if changed since last report:

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ✓ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ✓ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (check one).

Large accelerated filer ✓ Accelerated filer Non-accelerated filer (do not check if a smaller reporting company) Smaller reporting company

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2).

Yes No ✓

On October 31, 2010, there were 10,085,147,198 shares of Bank of America Corporation Common Stock outstanding.

NOTE 8 – Securitizations and Other Variable Interest Entities

The Corporation utilizes VIEs in the ordinary course of business to support its own and its customers' financing and investing needs. The Corporation routinely securitizes loans and debt securities using VIEs as a source of funding for the Corporation and as a means of transferring the economic risk of the loans or debt securities to third parties. The Corporation also administers, structures or invests in other VIEs including multi-seller conduits, municipal bond trusts, CDOs and other entities, as described in more detail below.

The entity that has a controlling financial interest in a VIE is referred to as the primary beneficiary and consolidates the VIE. In accordance with the new consolidation guidance effective January 1, 2010, the Corporation is deemed to have a controlling financial interest and is the primary beneficiary of a VIE if it has both the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. As a result of this change in accounting, the Corporation consolidated certain VIEs and former QSPEs that were unconsolidated prior to January 1, 2010. The net incremental impact of this accounting change on the Corporation's Consolidated Balance Sheet is set forth in the table below. The net effect of the accounting change on January 1, 2010 shareholders' equity was a $6.2 billion charge to retained earnings, net-of-tax, primarily from the increase in the allowance for loan and lease losses, as well as a $116 million charge to accumulated OCI, net-of-tax, for the net unrealized losses on AFS debt securities on newly consolidated VIEs.

(Dollars in millions)	Ending Balance Sheet December 31, 2009	Net Increase (Decrease)	Beginning Balance Sheet January 1, 2010
Assets			
Cash and cash equivalents	$ 121,339	$ 2,807	$ 124,146
Trading account assets	182,206	6,937	189,143
Derivative assets	87,622	556	88,178
Debt securities:			
Available-for-sale	301,601	(2,320)	299,281
Held-to-maturity	9,840	(6,572)	3,268
Total debt securities	311,441	(8,892)	302,549
Loans and leases	900,128	102,595	1,002,723
Allowance for loan and lease losses	(37,200)	(10,788)	(47,988)
Loans and leases, net of allowance	862,928	91,807	954,735
Loans held-for-sale	43,874	3,025	46,899
Deferred tax asset	27,279	3,498	30,777
All other assets	593,543	701	594,244
Total assets	$ 2,230,232	$ 100,439	$ 2,330,671
Liabilities			
Commercial paper and other short-term borrowings	$ 69,524	$ 22,136	$ 91,660
Long-term debt	438,521	84,356	522,877
All other liabilities	1,490,743	217	1,490,960
Total liabilities	1,998,788	106,709	2,105,497
Shareholders' equity			
Retained earnings	71,233	(6,154)	65,079
Accumulated other comprehensive income (loss)	(5,619)	(116)	(5,735)
All other shareholders' equity	165,830	-	165,830
Total shareholders' equity	231,444	(6,270)	225,174
Total liabilities and shareholders' equity	$ 2,230,232	$ 100,439	$ 2,330,671

The following tables present the assets and liabilities of consolidated and unconsolidated VIEs at September 30, 2010 and December 31, 2009, if the Corporation has continuing involvement with transferred assets or if the Corporation otherwise has a variable interest in the VIE. The tables also present the Corporation's maximum exposure to loss at September 30, 2010 and December 31, 2009 resulting from its involvement with consolidated VIEs and unconsolidated VIEs in which the Corporation holds a variable interest. The Corporation's maximum exposure to loss is based on the unlikely event that all of the assets in the VIEs become worthless and incorporates not only potential losses associated with assets recorded on the Corporation's Consolidated Balance Sheet but also potential losses associated with off-balance sheet commitments such as unfunded liquidity commitments and other contractual arrangements. The Corporation's maximum exposure to loss does not include losses previously recognized through write-downs of assets on the Corporation's Consolidated Balance Sheet.

The Corporation invests in asset-backed securities issued by third party VIEs with which it has no other form of involvement. These securities are included in *Note 3 – Trading Account Assets and Liabilities* and *Note 5 – Securities*. In addition, the Corporation uses VIEs such as trust preferred securities trusts in connection with its funding activities as described in *Note 13 – Long-term Debt* to the Consolidated Financial Statements of the Corporation's 2009 Annual Report on Form 10-K. The Corporation also uses VIEs in the form of synthetic securitization vehicles to mitigate a portion of the credit risk on its residential mortgage loan portfolio, as described in *Note 6 – Outstanding Loans and Leases*. The Corporation has also provided support to certain cash funds managed within *GWIM* as described in *Note 14 – Commitments and Contingencies* to the Consolidated Financial Statements of the Corporation's 2009 Annual Report on Form 10-K. These VIEs, which are not consolidated by the Corporation, are not included in the tables below.

Except as described below and in *Note 14 – Commitments and Contingencies* to the Consolidated Financial Statements of the Corporation's 2009 Annual Report on Form 10-K, as of September 30, 2010, the Corporation has not provided financial support to consolidated or unconsolidated VIEs that it was not previously contractually required to provide, nor does it intend to do so.

Mortgage-related Securitizations

First-Lien Mortgages

As part of its mortgage banking activities, the Corporation securitizes a portion of the first-lien residential mortgage loans it originates or purchases from third parties, generally in the form of MBS guaranteed by GSEs. Securitization occurs in conjunction with or shortly after loan closing or purchase. In addition, the Corporation may, from time to time, securitize commercial mortgages it originates or purchases from other entities. The Corporation also typically services loans it securitizes. Further, the Corporation may retain beneficial interests in the securitization vehicles including senior and subordinate securities and the equity tranche. Except as described below, the Corporation does not provide guarantees or recourse to the securitization vehicles other than standard representations and warranties.

The table below summarizes select information related to first-lien mortgage securitizations for the three and nine months ended September 30, 2010 and 2009.

	Residential Mortgage									
			Non-Agency							
	Agency		Prime		Subprime		Alt-A		Commercial Mortgage	
	Three Months Ended September 30									
(Dollars in millions)	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Cash proceeds from new securitizations (1)	$ 61,727	$ 99,029	$ -	$ -	$ -	$ -	$ -	$ -	$ 934	$ 313
Gain (loss) on securitizations (2, 3)	(336)	16	-	-	-	-	-	-	(22)	-
Cash flows received on residual interests	-	-	4	4	13	21	-	1	5	6
Initial fair value of assets acquired (4)	-	n/a	-	n/a	-	n/a	-	n/a	-	n/a
	Nine Months Ended September 30									
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Cash proceeds from new securitizations (1)	$ 192,936	$ 270,314	$ -	$ -	$ -	$ -	$ 3	$ -	$ 3,317	$ 313
Gain (loss) on securitizations (2, 3)	(787)	37	-	-	-	-	-	-	-	-
Cash flows received on residual interests	-	-	15	18	45	52	2	4	15	17
Initial fair value of assets acquired (4)	23,402	n/a	-	n/a	-	n/a	-	n/a	-	n/a

(1) The Corporation sells residential mortgage loans to GSEs in the normal course of business and receives MBS in exchange which may then be sold into the market to third party investors for cash proceeds.

(2) Net of hedges

(3) Substantially all of the residential mortgages securitized are initially classified as LHFS and accounted for under the fair value option. As such, gains are recognized on these LHFS prior to securitization. During the three and nine months ended September 30, 2010, the Corporation recognized $1.3 billion and $3.8 billion of gains on these LHFS compared to $1.7 billion and $4.2 billion for the same periods in 2009. The gains were substantially offset by hedges.

(4) All of the securities and other retained interests acquired from securitizations are initially classified as Level 2 assets within the fair value hierarchy. During the three and nine months ended September 30, 2010, there were no changes to the initial classification within the fair value hierarchy.

n/a = not applicable

The Corporation recognizes consumer MSRs from the sale or securitization of mortgage loans. Servicing fee and ancillary fee income on consumer mortgage loans serviced, including securitizations where the Corporation has continuing involvement, were $1.6 billion and $4.8 billion during the three and nine months ended September 30, 2010 compared to $1.6 billion and $4.6 billion for the same periods in 2009. Servicing advances on consumer mortgage loans, including securitizations where the Corporation has continuing involvement, were $21.8 billion and $19.3 billion at September 30, 2010 and December 31, 2009. The Corporation has the option to repurchase delinquent loans out of securitization trusts, which reduces the amount of servicing advances it is required to make. During the three and nine months ended September 30, 2010, $3.8 billion and $12.2 billion of loans were repurchased from first-lien securitization trusts as a result of loan delinquencies or in order to perform modifications, compared to $2.3 billion and $3.2 billion for the same periods in 2009. The majority of these loans repurchased were FHA insured mortgages from GNMA securities. In addition, the Corporation has retained commercial MSRs from the sale or securitization of commercial mortgage loans. Servicing fee and ancillary fee income on commercial mortgage loans serviced, including securitizations where the Corporation has continuing involvement, were $14 million and $16 million during the three and nine months ended September 30, 2010 compared to $13 million and $37 million for the same periods in 2009. Servicing advances on commercial mortgage loans, including securitizations where the Corporation has continuing involvement, were $144 million and $109 million at September 30, 2010 and December 31, 2009. For more information on MSRs, see *Note 16 – Mortgage Servicing Rights.*

The table below summarizes select information related to first-lien mortgage securitization trusts in which the Corporation held a variable interest at September 30, 2010 and December 31, 2009.

	Residential Mortgage									
			Non-Agency							
	Agency		Prime		Subprime		Alt-A		Commercial Mortgage	
(Dollars in millions)	September 30 2010	December 31 2009	September 30 2010	December 31 2009	September 30 2010	December 31 2009	September 30 2010	December 31 2009	September 30 2010	December 31 2009
Unconsolidated VIEs										
Maximum loss exposure [1]	$ 47,997	$ 14,398	$ 3,000	$ 4,068	$ 326	$ 224	$ 635	$ 996	$ 1,739	$ 1,877
On-balance sheet assets										
Senior securities held [2]										
Trading account assets	$ 10,125	$ 2,295	$ 145	$ 201	$ 29	$ 12	$ 379	$ 431	$ 285	$ 469
AFS debt securities	37,872	12,103	2,793	3,845	244	188	255	561	918	1,215
Subordinate securities held [2]										
Trading account assets	-	-	-	-	17	-	-	-	58	122
AFS debt securities	-	-	44	13	34	22	1	4	156	23
Residual interests held	-	-	18	9	2	2	-	-	322	48
Total retained positions	$ 47,997	$ 14,398	$ 3,000	$ 4,068	$ 326	$ 224	$ 635	$ 996	$ 1,739	$ 1,877
Principal balance outstanding [3]	$ 1,280,903	$ 1,255,650	$ 68,459	$ 81,012	$ 74,543	$ 83,065	$ 116,324	$ 147,072	$ 122,371	$ 65,397
Consolidated VIEs										
Maximum loss exposure [1]	$ 16,065	$ 1,683	$ 50	$ 472	$ 677	$ 1,261	$ -	$ -	$ -	$ -
On-balance sheet assets										
Loans and leases	$ 16,049	$ 1,689	$ -	$ -	$ -	$ 450	$ -	$ -	$ -	$ -
Allowance for loan and lease losses	(34)	(6)	-	-	-	-	-	-	-	-
Loans held-for-sale	-	-	-	436	2,201	2,030	-	-	-	-
Other assets	50	-	50	86	171	271	-	-	-	-
Total assets	$ 16,065	$ 1,683	$ 50	$ 522	$ 2,372	$ 2,751	$ -	$ -	$ -	$ -
On-balance sheet liabilities										
Long-term debt	$ -	$ -	$ -	$ 48	$ 1,024	$ 1,737	$ -	$ -	$ -	$ -
Other liabilities	-	-	8	3	784	3	-	-	-	-
Total liabilities	$ -	$ -	$ 8	$ 51	$ 1,808	$ 1,740	$ -	$ -	$ -	$ -

(1) Maximum loss exposure excludes liability for representations and warranties, and corporate guarantees and also excludes servicing advances.

(2) As a holder of these securities, the Corporation receives scheduled principal and interest payments. During the three and nine months ended September 30, 2010 and 2009, there were no significant OTTI losses recorded on those securities classified as AFS debt securities.

(3) Principal balance outstanding includes loans the Corporation transferred with which the Corporation has continuing involvement, which may include servicing the loans.

On January 1, 2010, the Corporation consolidated $2.5 billion of commercial mortgage securitization trusts in which it had a controlling financial interest. These trusts were subsequently deconsolidated as the Corporation determined that it no longer had a controlling financial interest. When the Corporation is the servicer of the loans or holds certain subordinate investments in a non-agency mortgage trust, the Corporation has control over the activities of the trust. If the Corporation also holds a financial interest that could potentially be significant to the trust, the Corporation is the primary beneficiary of and consolidates the trust. The Corporation does not have a controlling financial interest in and therefore does not consolidate agency trusts unless the Corporation holds substantially all of the issued securities and has the unilateral right to liquidate the trust. Prior to 2010, substantially all of the securitization trusts met the definition of a QSPE and as such were not subject to consolidation.

Table of Contents

Home Equity Mortgages

The Corporation maintains interests in home equity securitization trusts to which the Corporation transferred home equity loans. These retained interests include senior and subordinate securities and residual interests. The Corporation also services the loans in the trusts. There were no securitizations of home equity loans during the three and nine months ended September 30, 2010 and 2009. Collections reinvested in revolving period securitizations were $4 million and $20 million during the three and nine months ended September 30, 2010 compared to $34 million and $157 million for the same periods in 2009. Cash flows received on residual interests were $3 million and $11 million for the three and nine months ended September 30, 2010 compared to $4 million and $27 million for the same periods in 2009.

On January 1, 2010, the Corporation consolidated home equity loan securitization trusts of $4.5 billion, which held loans with principal balances outstandings of $5.1 billion net of an allowance of $573 million, in which it had a controlling financial interest. In the Corporation's role as a servicer, the Corporation has the power to manage the loans held in the trusts. In addition, the Corporation may have a financial interest that could potentially be significant to the trusts through its retained interests in senior or subordinate securities or the trusts' residual interest, through providing a guarantee to the trusts, or through providing subordinate funding to the trusts during a rapid amortization event. In these cases, the Corporation is the primary beneficiary of and consolidates these trusts. If the Corporation is not the servicer or does not hold a financial interest that could potentially be significant to the trust, the Corporation does not have a controlling financial interest and does not consolidate the trust. Prior to 2010, the trusts met the definition of a QSPE and as such were not subject to consolidation.

The table below summarizes select information related to home equity loan securitization trusts in which the Corporation held a variable interest at September 30, 2010 and December 31, 2009.

	September 30, 2010			December 31, 2009
(Dollars in millions)	Consolidated VIEs	Retained Interests in Unconsolidated VIEs	Total	Retained Interests in Unconsolidated VIEs
Maximum loss exposure (1)	$ 3,339	$ 9,473	$12,812	$ 13,947
On-balance sheet assets				
Trading account assets (2, 3)	$ -	$ 144	$ 144	$ 16
Available-for-sale debt securities (3, 4)	-	34	34	147
Loans and leases	3,688	-	3,688	-
Allowance for loan and lease losses	(349)	-	(349)	-
Total	$ 3,339	$ 178	$ 3,517	$ 163
On-balance sheet liabilities				
Long-term debt	$ 3,782	$ -	$ 3,782	$ -
All other liabilities	39	-	39	-
Total	$ 3,821	$ -	$ 3,821	$ -
Principal balance outstanding	$ 3,688	$ 30,432	$34,120	$ 31,869

(1) For unconsolidated VIEs, the maximum loss exposure represents outstanding trust certificates issued by trusts in rapid amortization, net of recorded reserves and excludes the liability for representations and warranties, and corporate guarantees.

(2) At September 30, 2010 and December 31, 2009, $127 million and $15 million of the debt securities classified as trading account assets were senior securities and $17 million and $1 million were subordinate securities.

(3) As a holder of these securities, the Corporation receives scheduled principal and interest payments. During the nine months ended September 30, 2010 and year ended December 31, 2009, there were no OTTI losses recorded on those securities classified as AFS debt securities.

(4) At September 30, 2010 and December 31, 2009, $34 million and $47 million represents subordinate debt securities held. At December 31, 2009, $100 million are residual interests classified as AFS debt securities.

Under the terms of the Corporation's home equity loan securitizations, advances are made to borrowers when they draw on their lines of credit and the Corporation is reimbursed for those advances from the cash flows in the securitization. During the revolving period of the securitization, this reimbursement normally occurs within a short period after the advance. However, when the securitization transaction has begun a rapid amortization period, reimbursement of the Corporation's advance occurs only after other parties in the securitization have received all of the cash flows to which they are entitled. This has the effect of extending the time period for which the Corporation's advances are outstanding. In particular, if loan losses requiring draws on monoline insurers' policies, which protect the bondholders in the securitization, exceed a specified threshold or duration, the Corporation may not receive reimbursement for all of the funds advanced to borrowers, as the senior bondholders and the monoline insurers have priority for repayment.

The Corporation evaluates all of its home equity loan securitizations for their potential to experience a rapid amortization event by estimating the amount and timing of future losses on the underlying loans, the excess spread available to cover such losses and by evaluating any estimated shortfalls in relation to contractually defined triggers. A maximum funding obligation attributable to rapid amortization cannot be calculated as a home equity borrower has the ability to pay down and re-draw balances. At September 30, 2010 and December 31, 2009, home equity loan securitization transactions in rapid amortization, including both consolidated and unconsolidated trusts, had $13.0 billion and $14.1 billion of trust certificates outstanding. This amount is significantly greater than the amount the Corporation expects to fund. At September 30, 2010, an additional $94 million of trust certificates outstanding related to home equity loan securitization transactions that are expected to enter rapid amortization during the next 12 months. The charges that will ultimately be recorded as a result of the rapid amortization events depend on the performance of the loans, the amount of subsequent draws and the timing of related cash flows. At September 30, 2010 and December 31, 2009, the reserve for losses on expected future draw obligations on the home equity loan securitizations in or expected to be in rapid amortization was $137 million and $178 million.

The Corporation has consumer MSRs from the sale or securitization of home equity loans. The Corporation recorded $19 million and $60 million of servicing fee income related to home equity securitizations during the three and nine months ended September 30, 2010 compared to $31 million and $100 million for the same periods in 2009. The Corporation repurchased $4 million and $15 million of loans from home equity securitization trusts in order to perform modifications or clean up calls compared to $3 million and $26 million for the same periods in 2009. For more information on MSRs, see *Note 16 – Mortgage Servicing Rights*.

Representations and Warranties Obligations and Corporate Guarantees

The Corporation securitizes first-lien mortgage loans, generally in the form of MBS guaranteed by GSEs. In addition, in prior years, legacy companies and certain subsidiaries have sold pools of first-lien mortgage loans, home equity loans and other second-lien loans as private-label MBS or in the form of whole loans. In connection with these securitizations and whole loan sales, the Corporation or certain subsidiaries or legacy companies made various representations and warranties. These representations and warranties, as governed by the agreements, related to, among other things, the ownership of the loan, the validity of the lien securing the loan, the absence of delinquent taxes or liens against the property securing the loan, the process used to select the loan for inclusion in a transaction, the loan's compliance with any applicable loan criteria, including underwriting standards, and the loan's compliance with applicable federal, state and local laws. Violation of these representations and warranties may result in a requirement to repurchase mortgage loans, indemnify or provide other remedy to an investor or securitization trust. In such cases, the repurchaser would be exposed to any subsequent credit loss on the mortgage loans. The repurchaser's credit loss would be reduced by any recourse to sellers of loans for representations and warranties previously provided. Subject to the requirements and limitations of the applicable agreements, these representations and warranties can be enforced by the trustee or the investor as governed by the agreements or, in certain first-lien and home equity securitizations where monolines have insured all or some of the related bonds issued, by the insurer at any time over the life of the loan. Importantly, the contractual liability to repurchase arises if there is a breach of the representations and warranties that materially and adversely affects the interest of all investors in the case of non-GSE loans, or if there is a breach of other standards established by the terms of the related sale agreement. The Corporation believes that the longer a loan performs prior to default the less likely it is that an alleged underwriting breach of representations and warranties had a material impact on the loan's performance. Historically, most demands for repurchase have occurred within the first few years after origination, generally after a loan has defaulted. However, in recent periods the time horizon has lengthened due to increased repurchase request activity across all vintages.

The Corporation's current operations are structured to limit the risk of repurchase and accompanying credit exposure by seeking to ensure consistent production of mortgages in accordance with our underwriting procedures and by servicing those mortgages consistent with secondary mortgage market standards. In addition, certain securitizations include guarantees written to protect purchasers of the loans from credit losses up to a specified amount. The probable losses to be absorbed under the representations and warranties obligations and the guarantees are recorded as a liability when the loans are sold and are updated by accruing a representations and warranties expense in mortgage banking income throughout the life of the loan as necessary when additional relevant information becomes available. The methodology used to estimate the liability for representations and warranties is a function of the representations and warranties given and considers a variety of factors, which include depending on the counterparty, actual defaults, estimated future defaults, historical loss experience, probability that a repurchase request will be received, number of payments made by the borrower prior to default and probability that a loan will be required to be repurchased.

During the three and nine months ended September 30, 2010, $1.0 billion and $3.0 billion of first-lien repurchase claims were resolved, primarily with the GSEs, through repurchase or reimbursement to the investor or securitization trust for losses they incurred compared to $721 million and $1.7 billion for the same periods in 2009. The amount of the loss on the related loans at the time of repurchase or reimbursement was $487 million and $1.6 billion during the three and nine months ended September 30, 2010 compared to $379 million and $775 million for the same periods in 2009. Of the amounts resolved during the three and nine months ended September 30, 2010, $567 million and $1.8 billion of loans were repurchased from first-lien investors and securitization trusts, including those in which the monolines insured some or all of the related bonds, under representations and warranties and corporate guarantees compared to $340 million and $921 million for the same periods in 2009. In addition, during the three and nine months ended September 30, 2010, the amount paid to indemnify first-lien investors and securitization trusts, including those in which the monolines insured some or all of the related bonds, was $257 million and $720 million compared to $221 million and $405 million for the same periods in 2009, to resolve loans with unpaid principal balances of $448 million and $1.2 billion for the three and nine months ended September 30, 2010 and $381 million and $740 million for the three and nine months ended September 30, 2009.

During the three and nine months ended September 30, 2010, $42 million and $163 million of home equity repurchase claims were resolved, primarily through repurchase or reimbursement to the securitization trusts in which the monolines insured some or all of the related bonds for losses they incurred compared to $105 million and $196 million for the same periods in 2009. The amount of the loss on the related loans at the time of repurchase or reimbursement was $37 million and $143 million for the three and nine months ended September 30, 2010 compared to $92 million and $194 million for the same periods in 2009. Of the amounts resolved during the three and nine months ended September 30, 2010, $13 million and $55 million of loans were repurchased from home equity securitization trusts, including those in which the monolines insured some or all of the related bonds, under representations and warranties and corporate guarantees compared to $47 million and $87 million for the same periods in 2009. In addition, during the three and nine months ended September 30, 2010, $28 million and $104 million were paid to indemnify investors or securitization trusts, including those in which the monolines insured some or all of the related bonds, compared to $57 million and $109 million for the same periods in 2009.

The repurchase of loans and indemnification payments related to first-lien and home equity repurchase claims were primarily as a result of material breaches of representations and warranties related to the loans' material compliance with the applicable underwriting standards, including borrower misrepresentation, credit exceptions without sufficient compensating factors and non-compliance with underwriting procedures, although the actual representations made in a sales transaction and the resulting repurchase and indemnification activity can vary by transaction or investor. A direct relationship between the type of defect that causes the breach of representations and warranties and the severity of the realized loss has not been observed. Generally the agreements for private-label MBS contain less rigorous representations and warranties and higher burdens on investors seeking repurchases than the comparable agreements with the GSEs.

The table below presents outstanding claims by counterparty and product type at September 30, 2010 and December 31, 2009.

Outstanding Claims by Counterparty and Product

(Dollars in millions)	September 30 2010	December 31 2009
By Counterparty		
GSEs	$ 6,842	$ 3,300
Monolines	4,217	2,936
Whole loan and private-label securitization investors and other	1,816	1,430
Total outstanding claims by counterparty	$ 12,875	$ 7,666
By Product Type		
Prime loans	$ 3,627	$ 1,451
Alt-A	3,453	1,984
Home equity	3,415	2,279
Pay option	1,434	1,157
Subprime	579	577
Other	367	218
Total outstanding claims by product type	$ 12,875	$ 7,666

Although the timing and volume has varied, repurchase and similar requests have increased from buyers and insurers including monolines. A loan by loan review of all repurchase requests is performed and demands have been and will continue to be contested to the extent not considered valid. Overall, repurchase requests and disputes have increased with buyers and insurers regarding representations and warranties, which has resulted in an increase in unresolved repurchase requests. The volume of repurchase claims as a percentage of the volume of loans purchased arising from loans sourced from brokers or purchased from third party sellers is relatively consistent with the volume of repurchase claims as a percentage of the volume of loans originated by the Corporation or its subsidiaries or legacy companies.

The table below presents a rollforward of the liability for representations and warranties, and corporate guarantees for the three and nine months ended September 30, 2010 and 2009.

	Three Months Ended September 30		Nine Months Ended September 30	
(Dollars in millions)	**2010**	2009	**2010**	2009
Liability for representations and warranties, and corporate guarantees, beginning of period	**$ 3,939**	$ 3,442	**$ 3,507**	$ 2,271
Merrill Lynch acquisition	**-**	-	**-**	580
Additions for new sales	**6**	12	**22**	29
Charge-offs	**(415)**	(359)	**(1,774)**	(721)
Provision [1]	**872**	455	**2,647**	1,336
Other	**-**	20	**-**	75
Liability for representations and warranties, and corporate guarantees, September 30	**$ 4,402**	$ 3,570	**$ 4,402**	$ 3,570

[1] Recorded as representation and warranty expense in mortgage banking income.

The liability for representations and warranties, and corporate guarantees is included in accrued expenses and other liabilities and the related expense is included in mortgage banking income.

The Corporation and its subsidiaries have an established history of working with the GSEs on repurchase requests. Experience with the GSEs continues to evolve and any disputes are generally related to areas including reasonableness of stated income, occupancy and undisclosed liabilities in the vintages with the highest default rates. While the environment around the repurchase process continues to be challenging, the Corporation and its subsidiaries strive to maintain a constructive relationship with the GSEs. As soon as practicable after receiving a repurchase request from either of the GSEs, the Corporation evaluates the request and takes appropriate action. Claim disputes are generally handled through loan-level negotiations with the GSEs and the Corporation seeks to resolve the repurchase request within 90 to 120 days of the receipt of the request although tolerances exist for claims that remain open beyond this timeframe. However, unlike the repurchase protocols and experience established with GSEs, experience with the monolines and other third party investors has been varied and the protocols and experience with these counterparties has not been as predictable as with the GSEs. For the monolines and other third party investors the timetable for the loan file request, the repurchase request (if any), response and resolution varies by contract. Where a breach of representations and warranties given by the Corporation or subsidiaries or legacy companies is confirmed on a given loan, settlement is generally reached as to that loan within 60 to 90 days.

The Corporation and its subsidiaries have limited experience with private-label MBS repurchases as the number of recent repurchase requests received has been limited. The representations and warranties, as governed by the private-label securitizations, require that counterparties have the ability to both assert a claim and actually prove that a loan has an actionable defect under the applicable contracts. Although it is reasonably possible that a loss may have occurred, until the Corporation and its legacy companies have meaningful repurchase experience with these counterparties, it is not possible to estimate future repurchase rates and any related loss or range of loss.

A liability for representations and warranties has been established for monoline repurchase requests based upon valid identified loan defects and for repurchase requests that are in the process of review based on historical repurchase experience with a specific monoline to the extent such experience provides a reasonable basis on which to estimate incurred losses from repurchase activity. A liability has also been established related to repurchase requests subject to negotiation and unasserted requests to repurchase current and future defaulted loans where it is believed a more consistent repurchase experience with certain monolines has been established. For other monolines, in view of the inherent difficulty of predicting the outcome of those repurchase requests where a valid defect has not been identified or the inherent difficulty in predicting future claim requests and the related outcome in the case of unasserted requests to repurchase loans from the securitization trusts in which these monolines have insured all or some of the related bonds, the Corporation cannot reasonably estimate the eventual outcome. In addition, the timing of the ultimate resolution or the eventual loss, if any, related to those repurchase requests cannot be reasonably estimated. For the monolines, where sufficient, consistent repurchase experience has not been established, it is not possible to estimate the possible loss or a range of loss. Thus, a liability has not been established related to repurchase requests where a valid defect has not been identified, or in the case of any unasserted requests to repurchase loans from the securitization trusts in which such monolines have insured all or some of the related bonds.

At September 30, 2010, the unpaid principal balance of loans related to unresolved repurchase requests previously received from monolines was $4.2 billion, including $2.7 billion that have been reviewed where it is believed a valid defect has not been identified which would constitute an actionable breach of representations and warranties and $1.5 billion that is in the process of review. At September 30, 2010, the unpaid principal balance of loans for which the monolines had requested loan files for review but for which no repurchase request has been received was $9.9 billion, excluding loans that had been paid in full. There will likely be additional requests for loan files in the future leading to repurchase requests. Such requests may relate to loans that are currently in securitization trusts or loans that have defaulted and are no longer included in the unpaid principal balance of the loans in the trusts. However, it is unlikely that a repurchase request will be received for every loan in a securitization or every file requested or that a valid defect exists for every loan repurchase request. In addition, any claims paid related to repurchase requests from a monoline are paid to the securitization trust and may be used by the securitization trust to repay any outstanding monoline advances or reduce future advances from the monolines. To the extent that a monoline has not advanced funds or does not anticipate that they will be required to advance funds to the securitization trust, the likelihood of receiving a repurchase request from a monoline may be reduced as the monoline would receive limited to no benefit from the payment of repurchase claims. Repurchase requests from the monolines will continue to be evaluated and reviewed and, to the extent not considered valid, contested. The exposure to loss from monoline repurchase requests will be determined by the number and amount of loans ultimately repurchased offset by the applicable underlying collateral value in the real estate securing these loans. In the unlikely event that repurchase would be required for the entire amount of all loans in all securitizations, regardless of whether the loans were current, and without considering whether a repurchase demand might be asserted or whether such demand actually showed a valid defect in any loans from the securitization trusts in which monolines have insured all or some of the related bonds, assuming the underlying collateral has no value, the maximum amount of potential loss would be no greater than the unpaid principal balance of the loans repurchased plus accrued interest.

Credit Card Securitizations

The Corporation securitizes originated and purchased credit card loans. The Corporation's continuing involvement with the securitization trusts includes servicing the receivables, retaining an undivided interest (seller's interest) in the receivables, and holding certain retained interests including senior and subordinate securities, discount receivables, subordinate interests in accrued interest and fees on the securitized receivables, and cash reserve accounts. The securitization trusts' legal documents require the Corporation to maintain a minimum seller's interest of four to five percent and at September 30, 2010, the Corporation was in compliance with this requirement. The seller's interest in the trusts represents the Corporation's undivided interest in the receivables transferred to the trust and is pari passu to the investors' interest. At December 31, 2009, prior to the consolidation of the trusts, the Corporation had $10.8 billion of seller's interest which was carried at historical cost and classified in loans.

The Corporation consolidated all credit card securitization trusts as of January 1, 2010. In its role as administrator and servicer, the Corporation has the power to manage defaulted receivables, add and remove accounts within certain defined parameters, and manage the trusts' liabilities. Through its retained residual and other interests, the Corporation has an obligation to absorb losses or the right to receive benefits that could potentially be significant to the trusts. Accordingly, the Corporation is the primary beneficiary of the trusts and therefore the trusts are subject to consolidation. Prior to 2010, the trusts met the definition of a QSPE and as such were not subject to consolidation.

Economic and Business Environment

The national and global economic environment remains challenging. Most prominently, unemployment levels remain high along with household debt levels, businesses remain reticent to hire and the consumer and commercial real estate markets remain stressed. Nevertheless, during the third quarter of 2010, the U.S. economy continued its recovery, with modest increases in consumer spending and real Gross Domestic Product. Employment rose modestly, but the unemployment rate remained high. Consumer spending on retail sales, motor vehicles and services rose moderately, and businesses increased production to meet demand but did not add materially to inventories. Business investment in equipment and software continued to rise rapidly, but investment in structures continued to decline. Households are saving more and continue to pay down debt, while businesses remain very cautious and hold record levels of cash. This will result in additional pressure on our loan levels which negatively affects net interest income. In this current economic environment, credit quality has improved over the past several quarters as losses and criticized loan levels have declined and our nonperforming loans are stabilizing. To the extent there is continued de-leveraging and businesses utilize operating cash, these factors will negatively impact our ability to grow loan balances.

Looking forward, the banking environment and many of the markets in which we conduct business will be influenced by the uneven and fragile global economic recovery and recent financial reforms including the Financial Reform Act. Market expectations that the Federal Reserve will resort to more quantitative easing has flattened the yield curve and depressed the U.S. dollar exchange rate. The European Union financial crisis may spread or worsen and adversely affect global and U.S. capital markets and undermine the confidence of U.S. consumers and businesses. In this uncertain economic environment, imposition of new U.S. and global financial regulations, especially significantly higher capital and liquidity standards and additional fees, will directly affect the banking industry, and may adversely affect our earnings.

Recent Events

Review of Foreclosure Processes

On October 1, 2010, we voluntarily stopped taking foreclosure proceedings to judgment in states where foreclosure requires a court order following a legal proceeding. On October 8, 2010, we stopped foreclosure sales in all states in order to complete an assessment of the related business processes. These actions did not affect the initiation and processing of foreclosures prior to judgment or sale of real estate owned properties. We took these precautionary steps in order to ensure our processes for handling foreclosures include the appropriate controls and quality assurance. Our review involves an assessment of the foreclosure process, including a review of completed foreclosure affidavits in pending proceedings.

We recently announced that we had completed our assessment of our foreclosure affidavit process in the 23 states where foreclosure requires a court order following a legal proceeding. As a result of that review, we have identified and are implementing process and control enhancements to ensure that affidavits are prepared in compliance with state law and have begun a rolling process of preparing and resubmitting, as necessary, affidavits of indebtedness in pending foreclosure proceedings in order to resume the process of taking these foreclosure proceedings to judgment in these states. We estimate this process of resubmitting affidavits will take at least several weeks and could involve as many as 102,000 foreclosure proceedings that were pending as of October 1, 2010. Once these affidavits are resubmitted, there may be prolonged adversary proceedings that delay certain foreclosure sales. We continue to assess our processes in the other 27 states and intend to implement enhancements as appropriate.

Subsequent to our announcements that we were temporarily suspending foreclosure sales, law enforcement authorities in all 50 states and the United States Department of Justice and other federal agencies have stated they are investigating whether mortgage servicers have had irregularities in their foreclosure practices. Those investigations, as well as any other governmental or regulatory scrutiny of our foreclosure processes, could result in fines, penalties or other equitable remedies and result in significant legal costs in responding to governmental investigations and possible litigation.

While we cannot predict the ultimate impact of the temporary delay in foreclosure sales, or any issues that may arise as a result of alleged irregularities with respect to previously completed foreclosure activities, we may be subject to additional borrower and non-borrower litigation and governmental and regulatory scrutiny related to our past and current foreclosure activities. This scrutiny may extend beyond our pending foreclosure matters to issues arising out of alleged irregularities with respect to previously completed foreclosure activities. We expect that our costs will increase in the fourth quarter of 2010 and will continue into 2011 as a result of the additional resources necessary to perform the foreclosure process assessment, revise affidavit filings and make any other operational changes, which will likely result in higher noninterest expense, including higher servicing costs and legal expenses, in the *Home Loans & Insurance* business segment. In addition, process changes required as a result of our assessment could increase our default servicing costs over the longer term. Finally, the time to complete foreclosure sales may increase temporarily, which may result in an increase in nonperforming loans and servicing advances and may impact the collectability of such advances and the value of our mortgage servicing rights asset. Accordingly, delays in foreclosure sales, including any delays beyond those currently anticipated, our process enhancements and any issues that may arise out of alleged irregularities in our foreclosure processes could increase the costs associated with our mortgage operations.

Private label Residential Mortgage-Backed Securities Claims

Recently, Countrywide Home Loans Servicing LP (which changed its name to BAC Home Loans Servicing, LP), which is a wholly-owned subsidiary of the Corporation, received a letter, as master servicer under certain pooling and servicing agreements, for 115 private label residential mortgage-backed securities (RMBS) transactions, from eight investors purportedly owning interests in RMBS issued in the transactions. The RMBS issued in the transactions have an original and current principal balance of approximately $104 billion and $46 billion, respectively. The letter asserts breaches of certain servicing obligations, including an alleged failure to provide notice to the trustee and the other parties to the pooling and servicing agreements of breaches of representations and warranties with respect to mortgage loans included in the transactions, and states that a failure to remedy the alleged servicing breaches will constitute an event of default if not remedied within 60 days of the date of the letter.

There are a number of questions about the validity of the assertions set forth in the letter, including whether these purported investors have standing to bring these claims. The master servicer intends to challenge the assertions in the letter and fully enforce its rights under the pooling and servicing agreements.

For additional information about representations and warranties claims, see *Note 8 – Securitizations and Other Variable Interest Entities* to the Consolidated Financial Statements and Representations and Warranties, beginning on page 139, and Item 1A, Risk Factors beginning on page 210.

U.K. Bank Levy

On June 22, 2010, the U.K. government announced that it intended to introduce an annual bank levy, commencing in 2011, payable on the consolidated liabilities, subject to certain exclusions and offsets, on U.K. group companies and U.K. branches of banking groups as of the end of each accounting period. On October 21, 2010, a first draft of potential legislation was released for comment with the intention that a final substantive draft of the legislation, along with the final rates, will be published later in the year. At this time it is not possible to quantify the impact of the revised proposals since the final basis and rate of the bank levy remain uncertain.

Investment in BlackRock, Inc.

On November 3, 2010, BlackRock, Inc. (BlackRock) filed a prospectus supplement with the SEC pursuant to which we are offering for sale through an underwritten offering up to 34.5 million shares of common stock (including shares of common stock issuable upon the automatic conversion of shares of Series B Convertible Participating Preferred Stock). The underwriters of the offering may also purchase, pursuant to a 30-day option, up to an additional 6.3 million shares of BlackRock common stock issuable upon the conversion of Series B Preferred Stock to cover any over-allotments. Such offering is consistent with the Corporation's stated strategy to reduce its investment in non-core businesses to focus on its core businesses and strengthen capital ratios.

Troubled Asset Relief Program – Related Asset Sales

As previously disclosed, in connection with the approval we received to repurchase the Troubled Asset Relief Program (TARP) preferred stock on December 9, 2009, the Corporation agreed to increase equity by $3.0 billion through net asset sales to be approved by the Federal Reserve. The Corporation has been active in selling assets generating approximately $10 billion in gross proceeds and approximately $1.9 billion in after-tax GAAP accounting gains toward the $3.0 billion target. To the extent the asset sales are not completed by December 31, 2010, the Corporation must raise a commensurate amount of common equity. We continue to pursue several potential asset sales that may reduce the remaining amount of additional capital required. In the event that there is a shortfall, it would be met by issuing equity awards of fully vested common stock to certain associates in lieu of a portion of their 2010 year-end cash incentive awards, which would be transferable by associates as soon as administratively practicable.

million as the prior year included net interest income driven by capital raises occurring throughout 2009 that were not allocated to the businesses. Noninterest income was relatively flat and included a decrease in equity investment income of $788 million as the prior year included positive valuation adjustments on public and private investments within GPI, and gains on sales of debt securities declined $648 million to $794 million, largely offset by lower losses on structured liabilities of $190 million compared to losses of $1.8 billion in the prior year.

Provision for credit losses decreased $1.8 billion to $330 million mainly due to reserve reductions in the residential mortgage portfolio due to improving portfolio trends as compared to reserve additions in the prior year. The provision benefited from a lower reserve addition in the Countrywide purchased credit-impaired discontinued real-estate portfolio.

The income tax benefit for the current-year period included the release of a valuation allowance established for acquired capital loss carryforward amounts.

Nine Months Ended September 30, 2010 compared to Nine Months Ended September 30, 2009

Net income decreased $1.5 billion to $627 million as decreases in net interest income of $1.4 billion and noninterest income of $4.7 billion were partially offset by a decrease in the provision of $3.8 billion and lower merger and restructuring charges of $738 million. These period-over-period changes were driven by the same factors as described in the three-month discussion above. In addition, the prior-year period included a $7.3 billion pre-tax gain resulting from sales of shares in CCB in addition to gains on the sale of agency mortgage-backed securities of $2.1 billion. These prior period gains combined with the lower losses on structured liabilities were somewhat offset by the same factors described above. Income tax benefit was $1.8 billion compared to $1.9 billion, reflecting higher tax benefits on the decrease in pre-tax income, offset by lower benefit on the release of a valuation allowance.

Off-Balance Sheet Arrangements and Contractual Obligations

We have contractual obligations to make future payments on debt and lease agreements. Additionally, in the normal course of business, we enter into a number of off-balance sheet commitments including commitments to extend credit such as loan commitments, standby letters of credit (SBLCs) and commercial letters of credit to meet the financing needs of our customers. Beginning on January 1, 2010, the accounting and reporting for these commitments were subject to new consolidation guidance which is more fully discussed in *Note 8 – Securitizations and Other Variable Interest Entities* to the Consolidated Financial Statements. For additional information on our obligations and commitments, see *Note 10 – Long-term Debt* and *Note 11 – Commitments and Contingencies* to the Consolidated Financial Statements, pages 42 through 43 of the MD&A of the Corporation's 2009 Annual Report on Form 10-K, as well as *Note 13 – Long-term Debt* and *Note 14 – Commitments and Contingencies* to the Consolidated Financial Statements of the Corporation's 2009 Annual Report on Form 10-K.

Representations and Warranties

We securitize first-lien mortgage loans generally in the form of MBS guaranteed by GSEs. In addition, in prior years, legacy companies and certain subsidiaries have sold pools of first-lien mortgage loans and home equity loans as private-label MBS or in the form of whole loans. In connection with these securitizations and whole loan sales, we or our subsidiaries or legacy companies made various representations and warranties. Breaches of these representations and warranties may result in the requirement to repurchase mortgage loans, indemnify or provide other remedy to an investor or securitization trust. In such cases, the repurchaser bears any subsequent credit loss on the mortgage loans. The repurchaser's credit loss may be reduced by any recourse to sellers of loans for representations and warranties previously provided when such loans were purchased. Subject to the requirements and limitations of the applicable agreements, representations and warranties can be enforced by the trustee, investor or, in certain first-lien and home equity securitizations where monolines have insured all or some of the related bonds issued, by the insurer at any time over the life of the loan.

Importantly, the contractual liability to repurchase arises if there is a breach of the representations and warranties that materially and adversely affects the interest of all investors in the case of non-GSE loans, or if there is a breach of other standards established by the terms of the related sale agreement. We believe many of the defaults observed in these loans have been, and continue to be, driven by external factors like the substantial depreciation in home prices, persistently high unemployment and other economic trends, diminishing the likelihood that any loan defect (assuming one exists at all) was the cause of the loan's default. The length of time a loan performs prior to default is an important consideration. We believe that the longer a loan performs, the less likely it is that an alleged underwriting representation breach would have had a material impact on the loan's performance or that a breach even exists. Historically, most demands for repurchase have occurred within the first few years after origination, generally after a loan has defaulted. However, in recent periods the time horizon has lengthened due to increased repurchase demands across all vintages. Our current operations are structured to attempt to limit the risk of repurchase and accompanying credit exposure by seeking to ensure consistent production of mortgages in accordance with our underwriting procedures and by servicing those mortgages consistent with secondary mortgage market standards.

The representations and warranties given in the sales of loans related to, among other things, the ownership of the loan and the validity of the lien securing the loan. Recently, there has been significant public commentary regarding mortgage securitization processes, the use of the electronic records system operated by the Mortgage Electronic Registration Systems, Inc. (MERS), and whether securitization trusts own the loans purported to be conveyed to them and have valid liens securing those loans. The process for mortgage loan transfers into securitization trusts is based on a well-established body of law that establishes the ownership of mortgage loans by the securitization trusts and we believe we have substantially executed this process. We currently use the MERS system for a substantial portion of the residential mortgage loans that we originate, including loans that have been sold to investors or securitization trusts. Although the GSEs do not require the use of MERS, the GSEs permit standard forms of mortgages and deeds of trust that use MERS and loans that employ these forms are considered to be properly documented for the GSEs' purposes. We believe that the use of MERS is widespread in the industry.

The probable losses to be absorbed under the representations and warranties obligations and the guarantees are recorded as a liability when the loans are sold and are updated by accruing a representations and warranties expense in mortgage banking income throughout the life of the loan as necessary when additional relevant information becomes available. The methodology used to estimate the liability for representations and warranties is a function of the representations and warranties given and considers a variety of factors, which include, depending on the counterparty, actual defaults, estimated future defaults, historical loss experience, probability that a repurchase request will be received, number of payments made by the borrower prior to default and probability that a loan will be required to be repurchased. Given that these factors vary by counterparty, we analyze our representations and warranties obligations based on the specific party with whom the sale was made. Although the timing and volume has varied, we have experienced increasing repurchase and similar requests from buyers and insurers, including monolines. To date we have received a limited number of repurchase requests related to private-label MBS transactions, but we expect efforts to attempt to assert repurchase requests by private-label MBS investors may increase in the future. See Executive Summary – Recent Events on page 95 for additional information. We perform a loan by loan review of all repurchase requests and have and will continue to contest such demands that we do not believe are valid. Overall, disputes have increased with buyers and insurers regarding representations and warranties.

The liability for representations and warranties, and corporate guarantees, is included in accrued expenses and other liabilities and the related expense is included in mortgage banking income. At September 30, 2010, and December 31, 2009, the liability was $4.4 billion and $3.5 billion. For the three and nine months ended September 30, 2010, the representations and warranties, and corporate guarantees expense was $872 million and $2.6 billion, compared to $455 million and $1.9 billion for the same periods in 2009. Representations and warranties expense may vary significantly each period as the methodology used to estimate the expense continues to be refined based on the level and type of repurchase requests presented, defects identified, the latest experience gained on repurchase requests and other relevant facts and circumstances, which could have a material adverse impact on our earnings for the period.

See Complex Accounting Estimates – Representations and Warranties on page 205 for information related to our estimated liability for representations and warranties and corporate guarantees related to mortgage-related securitizations. For additional information regarding representations and warranties and disputes involving monolines, see *Note 8 – Securitizations and Other Variable Interest Entities* to the Consolidated Financial Statements, *Note 11 – Commitments and Contingencies* to the Consolidated Financial Statements and *Note 14 – Commitments and Contingencies* to the Consolidated Financial Statements of the Corporation's 2009 Annual Report on Form 10-K.

Regulatory Matters

Refer to Item 1A. Risk Factors of the Corporation's 2009 Annual Report on Form 10-K and Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 for additional information on recent or proposed legislative and regulatory initiatives as well as other risks to which the Corporation is exposed, including among others enhanced regulatory scrutiny or potential legal liability as a result of the recent financial crisis.

On July 21, 2010, the Financial Reform Act was signed into law. The Financial Reform Act provides for sweeping financial regulatory reform and will alter the way in which we conduct certain businesses, restrict our ability to compete, increase our costs and reduce our revenues.

The Financial Reform Act mandates that the Federal Reserve Board (Federal Reserve) limit debit card interchange fees. Provisions in the legislation also ban banking organizations from engaging in proprietary trading and restrict their sponsorship of, or investing in, hedge funds and private equity funds, subject to limited exceptions. The Financial Reform Act increases regulation of the derivative markets through measures that broaden the derivative instruments subject to regulation and will require clearing and exchange trading as well as imposing additional capital and margin requirements for derivative market participants. The Financial Reform Act changes the assessment base used in calculating FDIC deposit insurance fees from assessable deposits to total assets less tangible capital; provides for resolution authority to establish a process to unwind large systemically important financial companies; establishes a consumer financial protection bureau; includes new minimum leverage and risk-based capital requirements for large financial institutions; and proposes disqualification of trust preferred securities and other hybrid capital securities from Tier 1 capital. Many of these provisions have begun to be or will be phased-in over the next several months or years and will be subject both to further rulemaking and the discretion of applicable regulatory bodies.

The Financial Reform Act will have a significant and negative impact on our earnings through fee reductions, higher costs and new restrictions, as well as reduce available capital and have a material adverse impact on the value of certain assets and liabilities held on our balance sheet. The ultimate impact of the final rules on our businesses and results of operations will depend on regulatory interpretation and rulemaking, as well as the success of any of our actions to mitigate the negative earnings impact of certain provisions. Two of the major credit ratings agencies have indicated that enactment of the Financial Reform Act, including regulators' interpretation or rulemaking thereunder, may at some point result in a downgrade of our credit ratings. One of these ratings agencies placed our and certain other banks' credit ratings on negative outlook based on an earlier version of financial reform legislation, and the other ratings agency placed our and other banks' credit ratings on negative outlook shortly after the Financial Reform Act was signed into law. It remains unclear what other actions the ratings agencies may take as a result of enactment of the Financial Reform Act. However, in the event of certain credit ratings downgrades, our access to credit markets, liquidity and our related funding costs would be materially adversely affected. For additional information about our credit ratings, see Liquidity Risk and Capital Management on page 146.

The limits to be placed on debit interchange fees will significantly reduce our debit card interchange revenues. Interchange fees, or "swipe" fees, are charges that merchants pay to us and other credit card companies and card-issuing banks for processing electronic payment transactions. The legislation, which provides the Federal Reserve with authority over interchange fees received or charged by a card issuer, requires that fees must be "reasonable and proportional" to the costs of processing such transactions. The Federal Reserve has nine months from the date of enactment of the Financial Reform Act to provide clarification on the rules, which are to become effective one year from the enactment of the Financial Reform Act. In issuing regulations, the Federal Reserve must consider the functional similarity between debit card transactions and traditional checking transactions and the incremental costs incurred by a card issuer in processing a particular debit card transaction. In addition, the legislation prohibits card issuers and networks from entering into exclusive arrangements requiring that debit card transactions be processed on a single network or only two affiliated networks, and allows merchants to determine transaction routing.

As previously announced on July 16, 2010, as a result of the Financial Reform Act and its related rules and subject to final rulemaking over the next year, we believe that our debit card revenue will be adversely impacted beginning in the third quarter of

2011. Our consumer and small business card products, including the debit card business, are part of an integrated platform within the *Global Card Services* business segment. Based on our current estimates of the revenue impact to this business segment, we recorded a non-tax deductible goodwill impairment charge for *Global Card Services* in the three months ended September 30, 2010 of $10.4 billion. The impairment charge, which is a non-cash item, had no impact on our reported Tier 1 and tangible equity ratios. For more information on goodwill and the impairment charge, refer to *Note 9 – Goodwill and Intangible Assets* to the Consolidated Financial Statements and Complex Accounting Estimates on page 201.

On May 22, 2009, the CARD Act was signed into law. The majority of the CARD Act provisions became effective in February 2010. The CARD Act legislation contains comprehensive credit card reform related to credit card industry practices including significantly restricting banks' ability to change interest rates and assess fees to reflect individual consumer risk, changing the way payments are applied and requiring changes to consumer credit card disclosures. The provisions of the CARD Act negatively impacted net interest income and card income during the nine months ended September 30, 2010 and are expected to negatively impact future net interest income due to the restrictions on our ability to reprice credit cards based on risk, and card income due to restrictions imposed on certain fees. The 2010 full-year decrease in revenue is expected to be approximately $1 billion after-tax.

On November 12, 2009, the Federal Reserve issued amendments to Regulation E which implements the Electronic Fund Transfer Act. The rules became effective on July 1, 2010 for new customers and August 16, 2010 for existing customers. These amendments limit the way we and other banks charge an overdraft fee for non-recurring debit card transactions that overdraw a consumer's account unless the consumer affirmatively consents to the bank's payment of overdrafts for those transactions. Under previously announced plans, we do not offer customers the opportunity to opt-in to overdraft services related to non-recurring debit card transactions. However, customers are able to opt-in on a withdrawal-by-withdrawal basis to access cash through the Bank of America ATM network where the bank is able to alert customers that the transaction may overdraw their account and result in a fee if they choose to proceed. The impact of Regulation E in the third quarter was a reduction in service charges of approximately $375 million pre-tax. The 2010 full-year decrease in revenue related to the implementation of Regulation E and the impact of overdraft policy changes is expected to be approximately $1 billion after-tax.

For information on certain Basel Committee on Banking Supervision consultative documents and proposed capital requirements, see Basel Regulatory Capital Requirements on page 153.

On January 21, 2010, the Federal Reserve, Office of the Comptroller of the Currency, FDIC and Office of Thrift Supervision (collectively, joint agencies) issued a final rule regarding risk-based capital requirements related to the impact of the adoption of new consolidation guidance. The impact on the Corporation on January 1, 2010, due to the new consolidation guidance and the final rule was an increase in risk-weighted assets of $21.3 billion and a reduction in capital of $9.7 billion. The overall effect of the new consolidation guidance and the final rule was a decrease in Tier 1 capital and Tier 1 common ratios of 76 bps and 73 bps. For more information, see the Impact of Adopting New Consolidation Guidance section on page 103 and Liquidity Risk and Capital Management beginning on page 146.

On July 27, 2010, the U.K. government enacted a law change reducing the corporate income tax rate by one percent effective for the 2011 U.K. tax financial year beginning on April 1, 2011. For additional information, see Financial Highlights – Income Tax Expense on page 102.

In the U.K., the Corporation sells payment protection insurance (PPI) through its *Global Card Services* business to credit card customers and has previously sold this insurance to consumer loan customers. In response to an elevated level of customer complaints of misleading sales tactics across the industry, heightened media coverage and pressure from consumer advocacy groups, the U.K. Financial Services Authority (FSA) has investigated and raised concerns about the way some companies have handled complaints relating to the sale of these insurance policies. For additional information on PPI, see *Note 11 – Commitments and Contingencies* to the Consolidated Financial Statements – Payment Protection Insurance Claim Matter on page 58.

The U.K. has adopted increased capital and liquidity requirements for local financial institutions, including regulated U.K. subsidiaries of foreign bank holding companies and other financial institutions as well as branches of foreign banks located in the U.K. In addition, the U.K. has proposed the creation and production of recovery and resolution plans (commonly referred to as living wills) by such entities. We are currently monitoring the impact of these initiatives.

On February 23, 2010, regulators issued clarifying guidance, effective in the first quarter of 2010, on modified consumer real estate loans that specifies criteria required to demonstrate a borrower's capacity to repay the modified loan. In connection with this guidance, we reviewed our modified consumer real estate loans and determined that a portion of these loans did not meet the criteria and, therefore, were deemed collateral dependent. The guidance requires that modified loans deemed to be collateral dependent be written down to their estimated collateral value which resulted in $59 million of net charge-offs during the three months ended September 30, 2010, of which $38 million were home equity and $21 million were residential mortgage. In addition, the guidance resulted in $1.0 billion of net charge-offs during the nine months ended September 30, 2010 of which $809 million were home equity, $196 million were residential mortgage and $9 million were discontinued real estate.

On March 4, 2009, the U.S. Treasury provided details related to the $75 billion Making Home Affordable program (MHA) which is focused on reducing the number of foreclosures and making it easier for customers to refinance loans. The MHA consists of the Home Affordable Modification Program (HAMP) which provides guidelines on first-lien loan modifications, and the Home Affordable Refinance Program (HARP) which provides guidelines for loan refinancing. For additional information, refer to page 44, Regulatory Initiatives section in the MD&A of the Corporation's 2009 Annual Report and the paragraphs below.

As part of the MHA program, on April 28, 2009, the U.S. government announced intentions to create the second lien modification program (2MP) that is designed to reduce the monthly payments on qualifying home equity loans and lines of credit under certain conditions, including completion of a HAMP modification on the first mortgage on the property. This program provides incentives to lenders to modify all eligible loans that fall under the guidelines of this program. Additional clarification on government guidelines for the program was announced in the first quarter of 2010. On April 8, 2010, we began early implementation of the 2MP with the mailing of trial modification offers to eligible home equity customers. We will modify eligible second liens under this initiative regardless of whether the MHA modified "first lien" is serviced by Bank of America or another participating servicer.

On April 5, 2010, we implemented the Home Affordable Foreclosure Alternatives (HAFA) program, which is another addition to the HAMP, that assists borrowers with non-retention options instead of foreclosure. The HAFA program provides incentives to lenders to assist all eligible borrowers that fall under the guidelines of this program. Our first goal is to work with the borrower to determine if a loan modification or other homeownership retention solution is available before pursuing non-retention options such as short sales. Short sales are an important option for homeowners who are facing financial difficulty and do not have a viable option to remain in the home. HAFA's short sale guidelines are designed to streamline and standardize the process and will be compatible with Bank of America's new cooperative short sale program.

During the nine months ended September 30, 2010, 209,000 loan modifications were completed with a total unpaid principal balance of $48.1 billion, including 84,000 customers who were converted from trial-period to permanent modifications under the HAMP. In addition, on March 26, 2010, the U.S. government announced new changes to the MHA program guidelines that will include principal forgiveness options to the HAMP for a sub-segment of qualified HAMP borrowers. The details around eligibility, forgiveness arrangements, and the incentive structures are still being finalized and are not available at the time of this filing; however, the implementation of these changes is anticipated for the fourth quarter of 2010.

In addition to the programs described above, we have implemented several programs designed to help our customers. For information on these programs, refer to Credit Risk Management beginning on page 155. We will continue to help our customers address financial challenges through these government programs and our own home retention programs.

Managing Risk

Given our wide range of business activities as well as the competitive dynamics, the regulatory environment and the geographic span of such activities, risk taking is an inherent activity for the Corporation. Our business exposes us to strategic, credit, market, liquidity, compliance, operational and reputational risks. The Corporation's risk management infrastructure is continually evolving to meet the challenges posed by the increased complexity of the financial services industry and markets, by our increased size and global footprint, and by the recent financial crisis. We have redefined our risk framework and articulated a risk appetite approved by the Corporation's Board of Directors (the Board). While many of these processes, and roles and responsibilities continue to evolve and mature, we continue to enhance our risk management process with a focus on clarity of roles and accountabilities, escalation of issues, aggregation of risk and data across the enterprise, and effective governance characterized by clarity and transparency.

We take a comprehensive approach to risk management. Risk management planning is fully integrated with strategic, financial and customer/client planning so that goals and responsibilities are aligned across the organization. Risk is managed in a systematic manner by focusing on the Corporation as a whole and managing risk across the enterprise and within individual business units, products, services and transactions. We maintain a governance structure that delineates the responsibilities for risk management activities, as well as governance and oversight of those activities, by executive management and the Board. For a more detailed discussion of our risk management activities, see pages 44 through 87 of the MD&A of the Corporation's 2009 Annual Report on Form 10-K.

Item 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See Market Risk Management beginning on page 192 in the MD&A and the sections referenced therein for Quantitative and Qualitative Disclosures about Market Risk.

Item 4. CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

As of the end of the period covered by this report and pursuant to Rule 13a-15(b) of the Securities Exchange Act of 1934 (Exchange Act), the Corporation's management, including the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness and design of the Corporation's disclosure controls and procedures (as that term is defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation, the Corporation's Chief Executive Officer and Chief Financial Officer concluded that the Corporation's disclosure controls and procedures were effective, as of the end of the period covered by this report, in recording, processing, summarizing and reporting information required to be disclosed by the Corporation in reports that it files or submits under the Exchange Act, within the time periods specified in the Securities and Exchange Commission's rules and forms.

Changes in internal controls

There have been no changes in the Corporation's internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) during the quarter ended September 30, 2010 that have materially affected or are reasonably likely to materially affect the Corporation's internal control over financial reporting.

Part II. OTHER INFORMATION

Item 1. Legal Proceedings

See Litigation and Regulatory Matters in *Note 11 – Commitments and Contingencies* to the Consolidated Financial Statements, which is incorporated by reference in this Item 1, for litigation and regulatory disclosure that supplements the disclosure in *Note 14 – Commitments and Contingencies* to the Consolidated Financial Statements of the Corporation's 2009 Annual Report on Form 10-K and in *Note 11 – Commitments and Contingencies* to the Consolidated Financial Statements of the Corporation's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010 and June 30, 2010.

Item 1A. Risk Factors

There are no material changes from the risk factors set forth under Part I, Item1A. Risk Factors, in the Corporation's 2009 Annual Report on Form 10-K or under Part II, Item 1A. Risk Factors, in the Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, other than the addition of the following risk factor.

We recently temporarily suspended our foreclosure sales nationally to conduct an assessment of our foreclosure processes. Subsequently, numerous state and federal investigations of alleged irregularities in foreclosure processes across our industry have been initiated. We have incurred liabilities and are facing additional claims from GSEs and monolines related to representations and warranties and we may face similar claims from private-label RMBS investors which, if successful, could result in significant repurchase obligations.

On October 1, 2010, we voluntarily stopped taking foreclosure proceedings to judgment in states where foreclosure requires a court order following a legal proceeding. On October 8, 2010, we stopped foreclosure sales in all states in order to complete an assessment of the related business processes. Our review involves an assessment of the foreclosure process, including a review of completed foreclosure affidavits in pending proceedings. We recently announced that we had completed our assessment of our foreclosure affidavit process in the 23 states where foreclosure requires a court order following a legal proceeding. We continue to assess our processes in the other 27 states and intend to implement enhancements as appropriate.

Subsequent to our announcements that we were temporarily suspending foreclosure sales, law enforcement authorities in all 50 states and the United States Department of Justice and other federal agencies have stated they are investigating whether mortgage servicers have had irregularities in their foreclosure practices. Those investigations, as well as any other governmental or regulatory scrutiny of our foreclosure processes, could result in fines, penalties or other equitable remedies and result in significant legal costs in responding to governmental investigations and possible litigation.

While we cannot predict the ultimate impact of the temporary delay in foreclosure sales, or any issues that may arise as a result of alleged irregularities with respect to previously completed foreclosure activities, we may be subject to additional borrower and non-borrower litigation and governmental and regulatory scrutiny related to our past and current foreclosure activities. Accordingly, delays in foreclosure sales, including any delays beyond those currently anticipated, our process enhancements and any issues that may arise out of alleged irregularities in our foreclosure processes could increase the costs associated with our mortgage operations.

We may also face negative reputational costs from the foreclosure delays and the public attention given to alleged foreclosure irregularities which could reduce our future business opportunities in this area or cause that business to be on less favorable terms to us.

For additional information of our foreclosure assessment, see Recent Events beginning on page 95.

Significant attention has recently been focused on representations and warranties provided by the Corporation, legacy companies and certain subsidiaries with respect to mortgage loans sold to or insured by the GSEs, monolines and private-label RMBS. For additional information about our representations and warranties exposure and past activities, see *Note 8 – Securitizations and Other Variable Interest Entities* to the Consolidated Financial Statements beginning on page 34 and Representations and Warranties in the MD&A beginning on page 139.

Recently, Countrywide Home Loans Servicing LP (which changed its name to BAC Home Loans Servicing, LP), which is a wholly-owned subsidiary of the Corporation, received a letter, as master servicer under certain pooling and servicing agreements, for 115 private-label RMBS transactions, from eight investors purportedly owning interests in RMBS issued in the transactions. The RMBS issued in the transactions have an original and current principal balance of approximately $104 billion and $46 billion, respectively. The letter asserts breaches of certain servicing obligations, including an alleged failure to provide notice to the trustee and the other parties to the pooling and servicing agreements of breaches of representations and warranties with respect to mortgage loans included in the transactions, and states that a failure to remedy the alleged servicing breaches will constitute an event of default if not remedied within 60 days of the date of the letter. The master servicer intends to challenge these assertions and fully enforce its rights under the pooling and servicing agreements. We believe these purported investors may, in the future, attempt to obtain loan files and submit claims for breaches of representations and warranties on private-label RMBS issued in those transactions. Successful efforts by these and other private-label RMBS investors asserting similar claims could result in significant repurchase obligations.

One or more of the foregoing matters could have a material adverse effect on our results of operations and financial condition.

Exhibit F

TESTIMONY OF

BARBARA DESOER

PRESIDENT

BANK OF AMERICA HOME LOANS

Before the

SENATE BANKING COMMITTEE

WASHINGTON, DC

NOVEMBER 16, 2010

Introduction

Chairman Dodd, Ranking Member Shelby, and Members of the Committee, thank you for the opportunity to discuss Bank of America's loan modification performance and foreclosure process.

The prolonged economic downturn and sustained high unemployment, coupled with the collapse of the U.S. housing market, have led to challenges that are more profound and complex than anyone anticipated. For a borrower, the prospect of falling behind on mortgage payments due to loss of income would be a wrenching personal situation in normal times. But these are not normal times, and the traditional solutions of the refinance of debt or the sale of a home at sufficient value to repay the debt, do not exist for many, which causes great anxiety and frustration for borrowers under economic stress. We know you are hearing from your constituents, because in many cases your constituents are also our customers.

These customers depend on us – Treasury, GSE's, lenders, and servicers to have a solution for their unprecedented needs. The good news: we have worked together at extraordinary speed to create solutions – like HAMP – and to retool mortgage servicing; adding new people, new processes, and new technology capabilities to meet the ever increasing needs. Unfortunately, those solutions have not met all of the needs nor have they been executed well in some cases.

It's important to note that despite the hardships most Americans are facing, more than 86% of Bank of America customers remain current and are making their mortgage payment each month. Others are unfortunately in distress. Helping these customers remain in their homes where possible is a top priority for Bank of America – as evidenced by our 700,000 completed loan modifications since 2008.

Whether one of our customers has just missed his or her first mortgage payment or is many months delinquent and at the point of foreclosure – Bank of America believes the customer's experience with us, from start to finish, must be consistent, accurate, and understandable. Our customers are entitled to an experience that gives them confidence they are being treated fairly.

We have, however, reached a crossroads between loan modification efforts and the reality of foreclosure. Fortunately, early stage delinquencies are stabilizing. The majority of initial volume and backlog of customers seeking solutions have been evaluated for available programs. We're reaching a peak where some customers will be dealing with the reality that despite the myriad of programs and our best efforts, foreclosure is unavoidable. That has driven an increase in the concerns you and we hear from distressed homeowners, and our increases in staffing and foreclosure alternative programs are directed at moving through this difficult period. We believe that these efforts are working, as every day we reduce the backlog in both modification decisions and customer complaints.

It is our responsibility to be fair, to be responsive and, where a foreclosure is unavoidable, to treat customers with respect as they transition to alternative housing. We, and those who work with us in connection with foreclosure proceedings, also have an obligation to do our best to protect the integrity of those proceedings. When and where that has not happened, we accept responsibility for it, and we deeply regret it. We take seriously our obligation to the customer, the investor, the legal process and the economy.

We also fully understand our obligation to evaluate customers for every way to make their payment more affordable, and we are continually improving our processes for working with customers.

When industry concerns arose with the foreclosure affidavit process, we took the step to stop foreclosure sales nationwide and launch a voluntary review of our foreclosure procedures. Thus far, we have confirmed the basis for our foreclosure decisions has been accurate. At the same time, however, we have not found a perfect process. There are areas where we clearly must improve, and we are committed to making needed changes.

We've also used this opportunity to further evaluate our modification program and identify additional enhancements we can make. We have done this based on feedback from you, our customers, community groups, investors, and from our regulators. We also are committed to a constructive dialogue with State Attorneys General, who have taken a leadership role on these issues.

Role of the Servicer

Before I describe the changes we have made in the foreclosure and modification processes, I would like to provide some context regarding the role of mortgage servicers, the complexity of our portfolio and loan modification performance. This context relates directly to the changes we are making.

Traditionally, a mortgage servicer's primary function is to collect loan payments from customers and to distribute payments to the investors who own the loan. Until recent years, foreclosures were ancillary and loan modifications were essentially non-existent. Economic conditions – including the loss of income, inability of many consumers to pay their mortgages or, when in distress, to sell their property – have dramatically increased the volume of modifications and foreclosures, severely straining industry systems and resources designed around much lower volumes of activity.

Moreover, Bank of America is constrained by our duties to investors; of the nearly 14 million loans in our servicing portfolio:

- 23% of the portfolio is owned by Bank of America
- 77% of the portfolio we service for the investors who own the loans – Fannie Mae and Freddie Mac are the investors on 60% of these loans, for example.

Many investors limit Bank of America's discretion to take certain actions. When working with delinquent customers, we aim to achieve an outcome that meets customer and investor interests, consistent with whatever contractual obligations we have to the investor.

Duties to investors add complexities to the execution of modification programs and can result in confusion for customers. For example, Treasury, investors, and other constituencies often change the requirements of their modification programs. HAMP alone has had nearly 100 major program changes in the past 20 months. Fannie and Freddie, as investors, have layered on additional requirements, conditions and restrictions for HAMP processing. When these changes occur, we and other servicers have to change our process, train our staff, and update technology. These changes can also affect what is required of the customer, for example the need for new or different documentation.

Basic Facts of the Bank of America Portfolio

With the Countrywide acquisition, Bank of America became the nation's largest mortgage servicer – with a servicing portfolio that more than tripled post-acquisition to nearly 14 million customer loans – 1 in 5 of all U.S. mortgages.

The majority - 86% - of our customers are current and making their mortgage payments on time every month. Fortunately, that number is stabilizing. But the segments of the portfolio that are distressed include large numbers of customers who are seriously delinquent. Nearly 600,000 customers have not made a mortgage payment in more than a year; of these 195,000 have not made a mortgage payment in two years.

Servicer Implementation of Loan Modification Solutions

To address these drastic economic and industry changes, Bank of America has had to undertake a massive retooling since our acquisition of Countrywide in 2008 to shift our servicing organization from one that simply services loans, to one that also manages customer requests for aid as the housing downturn and high unemployment persist. We also have built new processes, tools and partnerships with community organizations to reach customers who do not respond to loan modification offers.

We've hired and trained more than 10,000 new employees – and now have a team of more than 26,000 helping customers who are delinquent. To reach customers we've opened bricks and mortar customer assistance centers; gone door to door with modification solicitations, and participated in more than 500 housing rescue fairs across the country.

We have completed more than 614,000 proprietary modifications and 85,000 HAMP modifications. Given the majority of our delinquent borrowers are not eligible for HAMP today, proprietary solutions have been critical to provide meaningful options for those who fall outside the requirements of HAMP. We have completed over 95,000 second lien modifications and were the first servicer to implement the Treasury's second lien program – 2MP.

We have provided innovative solutions to meet evolving customer needs, including the launch of an industry-leading principal reduction program earlier this year. Bank of America is also a leader in the Hardest Hit Fund program development and is working with Treasury, the state Housing Finance Authorities, and others as we attempt to find solutions and design programs including principal reduction in the most severely impacted states.

If all home retention options are exhausted, and there is not a viable alternative to create an affordable payment, we offer short sale and deed-in-lieu solutions that allow customers to avoid foreclosure and ease the transition to alternative housing. Earlier this year, we launched a proprietary cooperative short sale program that proactively solicits customers in late stage delinquency to provide assistance. We are also fully operational with Treasury's Home Affordable Foreclosure Alternatives (HAFA) program, which streamlines the short sale process for borrowers who have been considered for HAMP and offers customers relocation assistance of $3,000. We've completed nearly 70,000 short sales through the first three quarters of this year.

We also provide deed in lieu programs that do provide an increased cash allotment for expenses such as moving and rental security deposits in exchange for the deed to the property in which the customer currently resides.

Our intent is to exhaust all modification, short sale and other disposition options before foreclosure. Despite those efforts, far too many customers have been impacted by an economy that has left them unemployed or severely underemployed to a point that leaves even a modified mortgage payment out of reach.

With that background in mind, I would like to inform you of some key decisions and commitments we have made to address concerns we have heard from our customers, your constituents and other stakeholders:

Single Point of Contact

A frequent source of frustration for customers is when they feel they are being passed around the system, seemingly never talking to the same person twice. We are addressing this by redesigning our modification process to offer a single point of contact for every eligible borrower. We are in the midst of implementation and more than 140,000 customers have already been assigned a single case manager to whom they can always turn with questions or concerns that arise throughout the process. We are also in discussions with key stakeholders, like the State Attorneys General, about how this approach can be expanded, and refined, to improve the customer experience and reduce borrower anxiety during the time they are being considered for modifications. We know this goes to the heart of many customer complaints that you have heard.

Reform of Dual Track System

Parallel foreclosure and modification processes are required by many investors, and reflect an industry-wide servicing practice. This so-called "dual track" process has been a source of confusion for customers. We want to be a partner with you, State Attorneys General, other servicers, and investors in looking for ways to change industry practice with respect to evaluation of borrowers for modifications after they have been referred to foreclosure to mitigate the very real concerns we have heard about that practice.

Customer Status Checklist

Customers are understandably frustrated when they are unsure where they are in the process of modification or foreclosure. To address this and provide greater clarity, we are working to create a Customer Status Checklist, so that customers will have a document in hand to understand their status, the steps they have completed, reasons decisions have been made and what additional steps remain.

Housing Rescue Fairs and Outreach

By establishing a presence in the community, we've had greater success reaching customers who have not been responsive to more traditional contact methods. We've deployed Customer Assistance Centers in areas most impacted by the housing downturn. We've also launched mobile home retention teams who travel around the country meeting with customers.

We've had considerable success in working with nonprofit partners such as Neighborhood Assistance Corporation of America (NACA), National Urban League, National Council of La Raza and the National Association of Asian Pacific Americans for Community Development. We established the Alliance for Stabilizing our Communities – the first national multicultural outreach and home retention effort to address foreclosure prevention in diverse communities. Through the Alliance, 34 home rescue fairs have been completed serving more than 9,800 families.

We find that the opportunity for customers to work with a trusted nonprofit and get the chance to meet with their servicer face-to-face can enhance the response rates of borrowers and the chance for a successful modification, and we are committed to increasing the resources committed to face to face contact in 2011 – including doubling our outreach staff.

Enhanced Transition Services:

When we cannot change the foreclosure outcome, we can ensure the process is respectful. We have been in extensive conversations with the Neighborhood Preservation Foundation, the *United Way*, other non-profit agencies, and with HUD to determine how we can most effectively engage them to help customers in the transition of households to alternative, more affordable housing. We are working with these and other community partners to expand support services – relocation assistance, credit counseling, and other aid to help customers and rejuvenate neighborhoods.

Other Reforms
Additional reforms and process enhancements may be identified through our constructive and continuing conversations with State Attorney General Miller and the Executive Committee of the National Association of Attorneys General.

Foreclosure Process
Our commitment at Bank of America and its subsidiaries is to ensure that no property is taken to foreclosure sale until our customer is given a fair opportunity to be evaluated for a modification to an affordable payment or, if that cannot be done, a short sale or deed in lieu solution. Foreclosure is the option of last resort.

We voluntarily launched a foreclosure hold in October 2008 and have participated in several others -- as new programs were developed and launched, in order to ensure no customer goes to foreclosure who has a reasonable option to stay in their home.

We re-evaluate borrowers for home retention options throughout the foreclosure process and check to determine whether a borrower is being evaluated for a modification all the way up until the day before the foreclosure sale. Subject to investor guidelines and the rules of the applicable court, we defer the sale dates of borrowers who are being evaluated for modifications.

When a customer is referred to foreclosure sale, the process and requirements vary significantly among states. Courts have jurisdiction over foreclosures in 23 states (called judicial states). In both judicial and non-judicial cases, it is our policy to refer a loan to foreclosure only after we have completed a review for modification eligibility, assessment of foreclosure alternatives and compliance with applicable state law requirements. Also included are several checks to ensure the data supporting the foreclosure is both accurate and accurately recorded.

On average, it takes nearly a year from the time a customer receives a foreclosure notice until the actual foreclosure sale is completed; and for customers in judicial states like Florida that timeline can be closer to two years. This is not a process that is rushed and there are multiple checkpoints and controls along the way to prevent wrongful foreclosure – controls that have now been further strengthened.

Foreclosure Review and Improvements
After concerns emerged at other lenders regarding the foreclosure affidavit in judicial foreclosure states, Bank of America and its servicing subsidiary initiated a review of our foreclosure procedures. On October 1, we voluntarily suspended foreclosure judgments in the 23 judicial foreclosure states while we completed this review.

One week later, we paused foreclosure sales nationwide as we launched a voluntary review of our foreclosure process in all 50 states. We believe this step was appropriate and responsible in order to give our customers confidence they are being treated fairly in the process. I would like to share some conclusions we've reached following our review, as well as some of our plans to improve our process going forward.

Let me first offer a quick overview of the typical foreclosure process in a judicial foreclosure state. If the internal foreclosure review process concludes all other options are exhausted and that foreclosure is necessary, the loan is referred to our foreclosure operation and to outside foreclosure counsel, who prepare affidavits of indebtedness where required and ultimately handle the local foreclosure process.

The decision to refer a loan to foreclosure is made by Bank of America after a foreclosure review process that is based on an evaluation of our servicing records. This evaluation precedes and is independent from the process used to create and execute affidavits of indebtedness. The foreclosure affidavit is a summary of the basic facts in the foreclosure case (for example, the borrower's name, address and delinquent amount). For all GSE loans, we select the outside counsel from pre-approved lists created by each of Fannie Mae and Freddie Mac.

Once Bank of America receives the affidavit from outside counsel, we conduct a multi-step quality assessment process to verify the key facts underlying the affidavit. After this quality check, the verified affidavits are sent to a bank officer for a notarized signature and then returned to foreclosure counsel for filing.

Even though our review has indicated the basis for our foreclosure decisions has been accurate, we have identified areas for improvement as a result of our intensive review. We are taking the need for improvement very seriously and are implementing changes accordingly. These changes in the foreclosure process include, among other things, a new affidavit form and additional quality control checks.

Every affidavit will be individually reviewed by the signer, properly executed, and promptly notarized. We are carefully restarting the affidavit process with these controls in place. We are working to replace previously filed affidavits in as many as 102,000 pending foreclosure cases that have not yet gone to judgment. Further, with regard to both judicial and non-judicial states, we are implementing new procedures for selecting and monitoring outside counsel.

Conclusion

If a Bank of America customer is eligible for a modification, we'll help him or her stay in their home. That is in our interest as a mortgage servicer and as an owner of loans. And, when foreclosure is the necessary outcome, we will pursue it through a respectful process. As the loan servicer, the decision is not always in our hands, but ensuring a process that is fair, accurate and consistent is our accountability.

We have worked for two years since our acquisition of Countrywide to aggressively respond to more than a million customers in distress. We don't claim perfection, but we believe we have led with innovative ideas and continue to put forward solutions that respond to customer needs. That's a responsibility that comes with being America's leading consumer bank – and a responsibility every associate at Bank of America is working diligently to uphold.

Thank you and I look forward to your questions.

TESTIMONY OF

REBECCA MAIRONE

DEFAULT SERVICING EXECUTIVE

BANK OF AMERICA HOME LOANS

Before the

HOUSE FINANCIAL SERVICES

HOUSING AND COMMUNITY OPPORTUNITY SUBCOMMITTEE

WASHINGTON, DC

NOVEMBER 18, 2010

Introduction

Chairwoman Waters, Ranking Member Capito, and Members of the Committee, thank you for the opportunity to discuss Bank of America's loan modification performance and foreclosure process.

The prolonged economic downturn and sustained high unemployment, coupled with the collapse of the U.S. housing market, have led to challenges that are more profound and complex than anyone anticipated. For a borrower, the prospect of falling behind on mortgage payments due to loss of income would be a wrenching personal situation in normal times. But these are not normal times, and the traditional solutions of the refinance of debt or the sale of a home at sufficient value to repay the debt, do not exist for many, which causes great anxiety and frustration for borrowers under economic stress. We know you are hearing from your constituents, because in many cases your constituents are also our customers.

These customers depend on us – Treasury, GSE's, lenders, and servicers to have a solution for their unprecedented needs. The good news: we have worked together at extraordinary speed to create solutions – like HAMP – and to retool mortgage servicing; adding new people, new processes, and new technology capabilities to meet the ever increasing needs. Unfortunately, those solutions have not met all of the needs nor have they been executed well in some cases.

It's important to note that despite the hardships most Americans are facing, more than 86% of Bank of America customers remain current and are making their mortgage payment each month. Others are unfortunately in distress. Helping these customers remain in their homes where possible is a top priority for Bank of America – as evidenced by our 700,000 completed loan modifications since 2008.

Whether one of our customers has just missed his or her first mortgage payment or is many months delinquent and at the point of foreclosure – Bank of America believes the customer's experience with us, from start to finish, must be consistent, accurate, and understandable. Our customers are entitled to an experience that gives them confidence they are being treated fairly.

We have, however, reached a crossroads between loan modification efforts and the reality of foreclosure. Fortunately, early stage delinquencies are stabilizing. The majority of initial volume and backlog of customers seeking solutions have been evaluated for available programs. We're reaching a peak where some customers will be dealing with the reality that despite the myriad of programs and our best efforts, foreclosure is unavoidable. That has driven an increase in the concerns you and we hear from distressed homeowners, and our increases in staffing and foreclosure alternative programs are directed at moving through this difficult period. We believe that these efforts are working, as every day we reduce the backlog in both modification decisions and customer complaints.

It is our responsibility to be fair, to be responsive and, where a foreclosure is unavoidable, to treat customers with respect as they transition to alternative housing. We, and those who work with us in connection with foreclosure proceedings, also have an obligation to do our best to protect the integrity of those proceedings. When and where that has not happened, we accept responsibility for it, and we deeply regret it. We take seriously our obligation to the customer, the investor, the legal process and the economy.

We also fully understand our obligation to evaluate customers for every way to make their payment more affordable, and we are continually improving our processes for working with customers.

When industry concerns arose with the foreclosure affidavit process, we took the step to stop foreclosure sales nationwide and launch a voluntary review of our foreclosure procedures. Thus far, we have confirmed the basis for our foreclosure decisions has been accurate. At the same time, however, we have not found a perfect process. There are areas where we clearly must improve, and we are committed to making needed changes.

We've also used this opportunity to further evaluate our modification program and identify additional enhancements we can make. We have done this based on feedback from you, our customers, community groups, investors, and from our regulators. We also are committed to a constructive dialogue with State Attorneys General, who have taken a leadership role on these issues.

Role of the Servicer

Before I describe the changes we have made in the foreclosure and modification processes, I would like to provide some context regarding the role of mortgage servicers, the complexity of our portfolio and loan modification performance. This context relates directly to the changes we are making.

Traditionally, a mortgage servicer's primary function is to collect loan payments from customers and to distribute payments to the investors who own the loan. Until recent years, foreclosures were ancillary and loan modifications were essentially non-existent. Economic conditions – including the loss of income, inability of many consumers to pay their mortgages or, when in distress, to sell their property – have dramatically increased the volume of modifications and foreclosures, severely straining industry systems and resources designed around much lower volumes of activity.

Moreover, Bank of America is constrained by our duties to investors; of the nearly 14 million loans in our servicing portfolio:

- 23% of the portfolio is owned by Bank of America
- 77% of the portfolio we service for the investors who own the loans – Fannie Mae and Freddie Mac are the investors on 60% of these loans, for example.

Many investors limit Bank of America's discretion to take certain actions. When working with delinquent customers, we aim to achieve an outcome that meets customer and investor interests, consistent with whatever contractual obligations we have to the investor.

Duties to investors add complexities to the execution of modification programs and can result in confusion for customers. For example, Treasury, investors, and other constituencies often change the requirements of their modification programs. HAMP alone has had nearly 100 major program changes in the past 20 months. Fannie and Freddie, as investors, have layered on additional requirements, conditions and restrictions for HAMP processing. When these changes occur, we and other servicers have to change our process, train our staff, and update technology. These changes can also affect what is required of the customer, for example the need for new or different documentation.

Basic Facts of the Bank of America Portfolio

With the Countrywide acquisition, Bank of America became the nation's largest mortgage servicer – with a servicing portfolio that more than tripled post-acquisition to nearly 14 million customer loans – 1 in 5 of all U.S. mortgages.

The majority - 86% - of our customers are current and making their mortgage payments on time every month. Fortunately, that number is stabilizing. But the segments of the portfolio that are distressed include large numbers of customers who are seriously delinquent. Nearly 600,000 customers have not made a mortgage payment in more than a year; of these 195,000 have not made a mortgage payment in two years.

Servicer Implementation of Loan Modification Solutions

To address these drastic economic and industry changes, Bank of America has had to undertake a massive retooling since our acquisition of Countrywide in 2008 to shift our servicing organization from one that simply services loans, to one that also manages customer requests for aid as the housing downturn and high unemployment persist. We also have built new processes, tools and partnerships with community organizations to reach customers who do not respond to loan modification offers.

We've hired and trained more than 10,000 new employees – and now have a team of more than 26,000 helping customers who are delinquent. To reach customers we've opened bricks and mortar customer assistance centers; gone door to door with modification solicitations, and participated in more than 500 housing rescue fairs across the country.

We have completed more than 614,000 proprietary modifications and 85,000 HAMP modifications. Given the majority of our delinquent borrowers are not eligible for HAMP today, proprietary solutions have been critical to provide meaningful options for those who fall outside the requirements of HAMP. We have completed over 95,000 second lien modifications and were the first servicer to implement the Treasury's second lien program – 2MP.

We have provided innovative solutions to meet evolving customer needs, including the launch of an industry-leading principal reduction program earlier this year. Bank of America is also a leader in the Hardest Hit Fund program development and is working with Treasury, the state Housing Finance Authorities, and others as we attempt to find solutions and design programs including principal reduction in the most severely impacted states.

If all home retention options are exhausted, and there is not a viable alternative to create an affordable payment, we offer short sale and deed-in-lieu solutions that allow customers to avoid foreclosure and ease the transition to alternative housing. Earlier this year, we launched a proprietary cooperative short sale program that proactively solicits customers in late stage delinquency to provide assistance. We are also fully operational with Treasury's Home Affordable Foreclosure Alternatives (HAFA) program, which streamlines the short sale process for borrowers who have been considered for HAMP and offers customers relocation assistance of $3,000. We've completed nearly 70,000 short sales through the first three quarters of this year.

We also provide deed in lieu programs that do provide an increased cash allotment for expenses such as moving and rental security deposits in exchange for the deed to the property in which the customer currently resides.

Our intent is to exhaust all modification, short sale and other disposition options before foreclosure. Despite those efforts, far too many customers have been impacted by an economy that has left them unemployed or severely underemployed to a point that leaves even a modified mortgage payment out of reach.

With that background in mind, I would like to inform you of some key decisions and commitments we have made to address concerns we have heard from our customers, your constituents and other stakeholders:

Single Point of Contact
A frequent source of frustration for customers is when they feel they are being passed around the system, seemingly never talking to the same person twice. We are addressing this by redesigning our modification process to offer a single point of contact for every eligible borrower. We are in the midst of implementation and more than 140,000 customers have already been assigned a single case manager to whom they can always turn with questions or concerns that arise throughout the process. We are also in discussions with key stakeholders, like the State Attorneys General, about how this approach can be expanded, and refined, to improve the customer experience and reduce borrower anxiety during the time they are being considered for modifications. We know this goes to the heart of many customer complaints that you have heard.

Reform of Dual Track System
Parallel foreclosure and modification processes are required by many investors, and reflect an industry-wide servicing practice. This so-called "dual track" process has been a source of confusion for customers. We want to be a partner with you, State Attorneys General, other servicers, and investors in looking for ways to change industry practice with respect to evaluation of borrowers for modifications after they have been referred to foreclosure to mitigate the very real concerns we have heard about that practice.

Customer Status Checklist
Customers are understandably frustrated when they are unsure where they are in the process of modification or foreclosure. To address this and provide greater clarity, we are working to create a Customer Status Checklist, so that customers will have a document in hand to understand their status, the steps they have completed, reasons decisions have been made and what additional steps remain.

Housing Rescue Fairs and Outreach
By establishing a presence in the community, we've had greater success reaching customers who have not been responsive to more traditional contact methods. We've deployed Customer Assistance Centers in areas most impacted by the housing downturn. We've also launched mobile home retention teams who travel around the country meeting with customers.

We've had considerable success in working with nonprofit partners such as Neighborhood Assistance Corporation of America (NACA), National Urban League, National Council of La Raza and the National Association of Asian Pacific Americans for Community Development. We established the Alliance for Stabilizing our Communities – the first national multicultural outreach and home retention effort to address foreclosure prevention in diverse communities. Through the Alliance, 34 home rescue fairs have been completed serving more than 9,800 families.

We find that the opportunity for customers to work with a trusted nonprofit and get the chance to meet with their servicer face-to-face can enhance the response rates of borrowers and the chance for a successful modification, and we are committed to increasing the resources committed to face to face contact in 2011 – including doubling our outreach staff.

Enhanced Transition Services:
When we cannot change the foreclosure outcome, we can ensure the process is respectful. We have been in extensive conversations with the Neighborhood Preservation Foundation, the *United Way*, other non-profit agencies, and with HUD to determine how we can most effectively engage them to help customers in the transition of households to alternative, more affordable housing. We are working with

these and other community partners to expand support services – relocation assistance, credit counseling, and other aid to help customers and rejuvenate neighborhoods.

Other Reforms

Additional reforms and process enhancements may be identified through our constructive and continuing conversations with State Attorney General Miller and the Executive Committee of the National Association of Attorneys General.

Foreclosure Process

Our commitment at Bank of America and its subsidiaries is to ensure that no property is taken to foreclosure sale until our customer is given a fair opportunity to be evaluated for a modification to an affordable payment or, if that cannot be done, a short sale or deed in lieu solution. Foreclosure is the option of last resort.

We voluntarily launched a foreclosure hold in October 2008 and have participated in several others -- as new programs were developed and launched, in order to ensure no customer goes to foreclosure who has a reasonable option to stay in their home.

We re-evaluate borrowers for home retention options throughout the foreclosure process and check to determine whether a borrower is being evaluated for a modification all the way up until the day before the foreclosure sale. Subject to investor guidelines and the rules of the applicable court, we defer the sale dates of borrowers who are being evaluated for modifications.

When a customer is referred to foreclosure sale, the process and requirements vary significantly among states. Courts have jurisdiction over foreclosures in 23 states (called judicial states). In both judicial and non-judicial cases, it is our policy to refer a loan to foreclosure only after we have completed a review for modification eligibility, assessment of foreclosure alternatives and compliance with applicable state law requirements. Also included are several checks to ensure the data supporting the foreclosure is both accurate and accurately recorded.

On average, it takes nearly a year from the time a customer receives a foreclosure notice until the actual foreclosure sale is completed; and for customers in judicial states like Florida that timeline can be closer to two years. This is not a process that is rushed and there are multiple checkpoints and controls along the way to prevent wrongful foreclosure – controls that have now been further strengthened.

Foreclosure Review and Improvements

After concerns emerged at other lenders regarding the foreclosure affidavit in judicial foreclosure states, Bank of America and its servicing subsidiary initiated a review of our foreclosure procedures. On October 1, we voluntarily suspended foreclosure judgments in the 23 judicial foreclosure states while we completed this review.

One week later, we paused foreclosure sales nationwide as we launched a voluntary review of our foreclosure process in all 50 states. We believe this step was appropriate and responsible in order to give our customers confidence they are being treated fairly in the process. I would like to share some conclusions we've reached following our review, as well as some of our plans to improve our process going forward.

Let me first offer a quick overview of the typical foreclosure process in a judicial foreclosure state. If the internal foreclosure review process concludes all other options are exhausted and that foreclosure is necessary, the loan is referred to our foreclosure operation and to outside foreclosure counsel, who prepare affidavits of indebtedness where required and ultimately handle the local foreclosure process.

The decision to refer a loan to foreclosure is made by Bank of America after a foreclosure review process that is based on an evaluation of our servicing records. This evaluation precedes and is independent from the process used to create and execute affidavits of indebtedness. The foreclosure affidavit is a summary of the basic facts in the foreclosure case (for example, the borrower's name, address and delinquent amount). For all GSE loans, we select the outside counsel from pre-approved lists created by each of Fannie Mae and Freddie Mac.

Once Bank of America receives the affidavit from outside counsel, we conduct a multi-step quality assessment process to verify the key facts underlying the affidavit. After this quality check, the verified affidavits are sent to a bank officer for a notarized signature and then returned to foreclosure counsel for filing.

Even though our review has indicated the basis for our foreclosure decisions has been accurate, we have identified areas for improvement as a result of our intensive review. We are taking the need for improvement very seriously and are implementing changes accordingly. These changes in the foreclosure process include, among other things, a new affidavit form and additional quality control checks.

Every affidavit will be individually reviewed by the signer, properly executed, and promptly notarized. We are carefully restarting the affidavit process with these controls in place. We are working to replace previously filed affidavits in as many as 102,000 pending foreclosure cases that have not yet gone to judgment. Further, with regard to both judicial and non-judicial states, we are implementing new procedures for selecting and monitoring outside counsel.

Conclusion

If a Bank of America customer is eligible for a modification, we'll help him or her stay in their home. That is in our interest as a mortgage servicer and as an owner of loans. And, when foreclosure is the necessary outcome, we will pursue it through a respectful process. As the loan servicer, the decision is not always in our hands, but ensuring a process that is fair, accurate and consistent is our accountability.

We have worked for two years since our acquisition of Countrywide to aggressively respond to more than a million customers in distress. We don't claim perfection, but we believe we have led with innovative ideas and continue to put forward solutions that respond to customer needs. That's a responsibility that comes with being America's leading consumer bank – and a responsibility every associate at Bank of America is working diligently to uphold.

Thank you and I look forward to your questions.

Exhibit G

Bank of America

Press Release

Bank of America Announces Process Improvements, Restarting Vacant Property Foreclosure Sales

Phased Approach Starts With Properties That Are Vacant or Not Owner-Occupied

CALABASAS, Calif. – Bank of America has resumed foreclosure sales, starting with vacant and non-owner-occupied properties. In October, the bank announced a voluntary freeze on foreclosure sales while it conducted a review of its foreclosure processes.

"The review shows the basis for our foreclosure decisions has been accurate," said Barbara Desoer, president of Bank of America Home Loans. "We have identified areas of our process that can be improved, and while we make these improvements, it's important that we move ahead with efforts to reduce the number of abandoned properties across the country. These properties can drag down home values in neighborhoods and slow the eventual recovery of the housing market."

Bank of America previously reported that at the point of foreclosure sale, one-third of properties it services are vacant.

"We are committed to making the improvements that will give our customers, mortgage investors and other stakeholders the confidence that we are delivering a foreclosure process that conforms to best practices," Desoer noted.

Key areas of procedural improvements include:

- Enhancements to pre-foreclosure referral and sale checkpoints.
- Introduction of new affidavit forms where required.
- Enhancement of associate training.
- Introduction of a new code of conduct and improvements in management review and training for external foreclosure counsel.
- Process improvements to further ensure that affidavits submitted in judicial foreclosure states are reviewed, properly executed and notarized.

"We are taking a deliberate and phased approach to restarting foreclosure sales," Desoer said. "We continue to be committed to ensuring that no property is taken to foreclosure sale until our Bank of America customer is given an opportunity to be evaluated for a modification or, if ineligible for a modification, a short sale or deed in lieu solution. Foreclosure is the option of last resort."

Bank of America previously announced that it was restarting its process for submitting affidavits of indebtedness in the judicial foreclosure states, and, based on resulting court judgments, foreclosure sales will proceed.

Through these efforts, Bank of America has given foreclosure attorneys approval to proceed with approximately 16,000 foreclosure cases this month.

From December 20 through January 2, Bank of America will observe a holiday suspension of foreclosure sales and evictions on loans and properties held in the bank's investment portfolio or held by other investors who provide delegated authority to the bank.

Bank of America recently made commitments to enhance modification and foreclosure practices and provide further help to homeowners in financial trouble. They are:

- Providing a single point of contact for customers who have started the modification process.
- Working to seek consensus with mortgage investors, policymakers and other stakeholders on how to revise the "dual track" process by which customers in some situations advance through the foreclosure process at the same time that they are simultaneously evaluated for a loan modification.
- Developing a customer status checklist to provide customers clarity in where they are in the

modification process.

- Increasing face-to-face modification efforts in 2011, doubling Bank of America's outreach staff.
- Engaging with community agencies to expand relocation assistance, credit counseling and other aid.

Bank of America will redeploy an additional 2,500 associates from other areas of its Home Loan business to support homeownership retention initiatives. With these additions, the Bank of America default management team supporting distressed home loans customers will grow to 29,000 – more than three times the size of this team just two years ago.

Helping customers remain in their homes where possible is a top priority for Bank of America. More than 86 percent of the bank's home loans customers are current on their mortgage. For others who are in distress, Bank of America has completed more than 725,000 loan modifications since January 2008.

Bank of America
Bank of America is one of the world's largest financial institutions, serving individual consumers, small- and middle-market businesses and large corporations with a full range of banking, investing, asset management and other financial and risk management products and services. The company provides unmatched convenience in the United States, serving approximately 57 million consumer and small business relationships with approximately 5,900 retail banking offices and approximately 18,000 ATMs and award-winning online banking with 29 million active users. Bank of America is among the world's leading wealth management companies and is a global leader in corporate and investment banking and trading across a broad range of asset classes, serving corporations, governments, institutions and individuals around the world. Bank of America offers industry-leading support to approximately 4 million small business owners through a suite of innovative, easy-to-use online products and services. The company serves clients through operations in more than 40 countries. Bank of America Corporation stock (NYSE: BAC) is a component of the Dow Jones Industrial Average and is listed on the New York Stock Exchange.

www.bankofamerica.com

# # #

Reporters May Contact:
Dan Frahm, Jumana Bauwens or Rick Simon, 1.800.796.8448
pressroom@bankofamerica.com

Bank of America

Press Release

Bank of America Nears 750,000 Mortgage Modifications Since January 2008; a Quarter Million This Year Alone

22,000 Completed Modifications, 11,000 New HAMP Trial Modifications Started Last Month

CALABASAS, Calif. – Bank of America completed nearly 22,000 mortgage modifications for financially troubled homeowners in November, and now has helped 746,000 customers achieve more affordable and sustainable payments through modified loans since January 2008. More than a quarter million modifications have been completed by Bank of America so far this year.

"Bank of America continues to lead the national initiative to help struggling homeowners stay in their homes and avoid foreclosures," said Rebecca Mairone, default executive for Bank of America Home Loans. "The extended period of economic stress presents unprecedented challenges, but we are determined to continue to meet the challenges through process improvements and expanded staffing."

Since the inception of the government's Home Affordable Modification Program (HAMP) last year, Bank of America leads the industry with nearly 93,500 permanent modifications started, with nearly 84,000 still active at the end of November. Nearly 6,000 Bank of America customers moved from trial to permanent modifications last month, more than in any month since June.

Bank of America has completed more than 652,000 modifications through proprietary, non-government-sponsored programs, including nearly 16,000 in November.

Bank of America continues to hire in its default servicing area, and also has begun the redeployment of 2,500 experienced mortgage professionals from mortgage sales and processing functions to helping homeowners in financial difficulty. Through these current initiatives, Bank of America will have expanded the staffing level in default servicing threefold since January 2009, and more than 30,000 will be dedicated to the initiative within the next two months.

The servicing team's ongoing efforts to provide potential homeownership retention solutions to thousands of additional Bank of America customers are exhibited in increasing numbers entering new HAMP trial modifications. On average over the past three months, more than 8,700 customers have entered HAMP trial plans, up from an average of only about 2,600 a month between June and August. More than 11,000 homeowners entered HAMP trial modifications in November.

Entry into trial modifications slowed through midyear with implementation of government policy changes requiring fully documented underwriting of trial plans prior to the start of the trail. Previously, trial plans could be started based on stated financial information and documentation would be collected and used to verify eligibility prior to completion of a permanent modification agreement.

Bank of America continues to concentrate on reducing the number of HAMP trial modifications started in the first half of 2010 that have not yet received a final determination of eligibility for a permanent modification.

More than 13,000 aged trials were cleared from the inventory in November, reducing the aged trial inventory from about 32,500 reported by Treasury through the end of October to about 21,000 at the end of November.

Since the close of the official reporting window for the November period, decisions have been rendered on more than 18,000 additional aged trials, leaving fewer than 3,000 reviews to be completed. Most of the decisions made this month would be reported to Treasury early in the new year. Individual customers are kept apprised of the status of their review for permanent modification throughout the process.

Bank of America

Bank of America is one of the world's largest financial institutions, serving individual consumers, small- and middle-market businesses and large corporations with a full range of banking, investing, asset management and other financial and risk management products and services. The company provides unmatched convenience in the United States, serving approximately 57 million consumer and small business relationships with approximately 5,900 retail banking offices and approximately 18,000 ATMs and award-winning online banking with 29 million active users. Bank of America is among the world's leading wealth management companies and is a global leader in corporate and investment banking and trading across a broad range of asset classes, serving corporations, governments, institutions and individuals around the world. Bank of America offers industry-leading support to approximately 4 million small business owners through a suite of innovative, easy-to-use online products and services. The company serves clients through operations in more than 40 countries. Bank of America Corporation stock (NYSE: BAC) is a component of the Dow Jones Industrial Average and is listed on the New York Stock Exchange.

www.bankofamerica.com

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Reporters May Contact:
Dan Frahm, Jumana Bauwens or Rick Simon, 1.800.796.8448
pressroom@bankofamerica.com

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Statements in this press release regarding Bank of America Corporation's business which are not historical facts are "forward-looking statements" that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors" in the Company's Annual Report or Form 10-K for the most recently ended fiscal year.